Key metrics
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Credit Suisse (CHF million)
Net revenues	5,437	5,103	5,198	7	5	18,114	17,168	6
Provision for credit losses	(144)	(25)	94	476	–	4,225	958	341
Total operating expenses	4,573	4,315	4,301	6	6	12,825	12,655	1
Income before taxes	1,008	813	803	24	26	1,064	3,555	(70)
Net income attributable to shareholders	434	253	546	72	(21)	435	3,022	(86)
Cost/income ratio (%)	84.1	84.6	82.7	–	–	70.8	73.7	–
Effective tax rate (%)	56.5	69.6	32.1	–	–	57.3	15.2	–
Basic earnings per share (CHF)	0.16	0.10	0.22	60	(27)	0.17	1.23	(86)
Diluted earnings per share (CHF)	0.16	0.10	0.22	60	(27)	0.17	1.20	(86)
Return on equity (%)	4.0	2.3	4.8	–	–	1.3	8.8	–
Return on tangible equity (%)	4.5	2.6	5.4	–	–	1.5	9.8	–
Assets under management and net new assets (CHF billion)
Assets under management	1,623.0	1,632.0	1,478.3	(0.6)	9.8	1,623.0	1,478.3	9.8
Net new assets	5.6	(4.7)	18.0	–	(68.9)	29.3	33.6	(12.8)
Balance sheet statistics (CHF million)
Total assets	805,889	796,799	821,296	1	(2)	805,889	821,296	(2)
Net loans	296,593	299,844	291,263	(1)	2	296,593	291,263	2
Total shareholders' equity	44,498	43,580	45,740	2	(3)	44,498	45,740	(3)
Tangible shareholders' equity	39,649	38,747	40,907	2	(3)	39,649	40,907	(3)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.4	13.7	13.0	–	–	14.4	13.0	–
CET1 leverage ratio	4.3	4.2	4.5	–	–	4.3	4.5	–
Tier 1 leverage ratio	6.1	6.0	6.3	–	–	6.1	6.3	–
Share information
Shares outstanding (million)	2,392.1	2,411.3	2,421.8	(1)	(1)	2,392.1	2,421.8	(1)
of which common shares issued	2,650.7	2,650.7	2,447.7	0	8	2,650.7	2,447.7	8
of which treasury shares	(258.6)	(239.4)	(25.9)	8	–	(258.6)	(25.9)	–
Book value per share (CHF)	18.60	18.07	18.89	3	(2)	18.60	18.89	(2)
Tangible book value per share (CHF)	16.57	16.07	16.89	3	(2)	16.57	16.89	(2)
Market capitalization (CHF million)	24,403	25,448	22,627	(4)	8	24,403	22,627	8
Number of employees (full-time equivalents)
Number of employees	49,950	49,240	48,800	1	2	49,950	48,800	2
See relevant tables for additional information on these metrics.

Financial Report 3Q21

Financial Report 3Q21
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Asset Management
Investment Bank
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Mandatory Convertible Notes
These materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.
These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 49,950 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Asset Management and Investment Bank divisions. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division offers comprehensive advisory services and tailored investment and financing solutions to entrepreneurial, ultra-high-net-worth and high-net-worth individuals, to classic private banking clients and to external asset managers. In Europe, the Middle East, Africa and Latin America we serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities.
Asia Pacific
The Asia Pacific division delivers an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provide a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provide a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our close collaboration with the Investment Bank supports and enables our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
Asset Management
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.
Investment Bank
The Investment Bank division delivers client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services includes global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our Global Trading Solutions platform provides centralized trading and sales services to the Group’s other business divisions. Our clients include financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Asset Management
Investment Bank
Corporate Center
Assets under management

Operating environment
Service sector activity normalized, while supply chain issues continued to weigh on the goods sector. Global equity markets were broadly flat, and volatility picked up towards the end of the quarter. Major government bond yields remained low, and the US dollar was generally stronger against major currencies in 3Q21.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets were largely unchanged in 3Q21, with gains in July and August offset by weaker markets in September as investors became more concerned over the outlook for inflation and economic growth. COVID-19 infection rates globally rose in July, then decreased again in August before stabilizing at a relatively high level in September in Europe, the US and India and decreasing significantly in East Asia and Australia. The vaccination program continued to significantly reduce the correlation between COVID-19 infection and serious illness. However, there are concerns that the sustained high level of infections at a time when economies are continuing to open up and heading into the winter period in the northern hemisphere could potentially lead to a rise in hospitalizations that may put public healthcare systems again under acute pressure.
Economic environment
In 3Q21, service sector activity continued to normalize in major developed economies as vaccination rates continued to increase. However, supply chain issues, mainly centered in Asia, resulted in weak manufacturing growth. Inflation rates remained elevated due to price pressures from global goods supply shortages, higher shipping costs and rapid business reopenings in the services sector. In the US, consumption remained strong but lost some momentum as fiscal stimulus faded and rising COVID-19 infections in poorly vaccinated states dampened the service sector rebound. In Europe, consumer mobility strengthened as vaccinations kept COVID-19 cases mostly contained. Chinese economic growth declined as retail sales, auto sales, infrastructure investment and housing investment all weakened and new concerns arose in the property sector. Economic activity declined in some Asian emerging economies as mobility restrictions caused shutdowns amid COVID-19 outbreaks.
The US Federal Reserve (Fed) kept rates close to zero and continued large-scale asset purchases, but signaled an announcement on reducing asset purchases could be forthcoming in 4Q21. The European Central Bank (ECB) and the Bank of Japan continued asset purchases and kept rates unchanged. The Bank of England (BoE) kept rates and the asset purchase program unchanged, but raised the prospect of hiking interest rates. The Swiss National Bank (SNB) kept policy rates unchanged.
Growing concerns about more severe supply chain disruptions negatively affecting economic growth, more persistent inflationary pressure and negative headlines surrounding the Chinese market had a cooling effect on global equity market prices in 3Q21. Compared to 2Q21, the US equity market gained 0.4%. European equity markets outperformed the US equity market, ending the quarter 0.6% higher. The Swiss equity market decreased 2.4% and was one of the weaker markets.

Within emerging markets, Asia was 8.7% lower compared to 2Q21, driven predominantly by a more meaningful drop of 18% in the Chinese equity market. The Latin American region was down 7.3%, whereas Emerging Europe, Middle East and Africa outperformed, ending the quarter up 8.2%. Stocks in financials, energy and information technology outperformed materials, industrials and consumer staples, which were the worst underperformers.
The Chicago Board Options Exchange Market Volatility Index (VIX) picked up towards September, ending 3Q21 higher compared to 2Q21. The Credit Suisse Hedge Fund Index increased 1.2% compared to 2Q21.
World bank stocks outperformed against global equity markets and European bank stocks outperformed world bank stocks in 3Q21. At the end of 3Q21, world bank stocks traded 4.1% higher compared to 2Q21 (refer to the charts under “Equity markets”).
In fixed income, yield curves generally increased slightly. Credit spreads remained at a tight level (refer to “Yield curves” and “Credit spreads” for further information). Investment grade bonds delivered a small positive return in 3Q21. Emerging market sovereign bonds generally ended the quarter lower. Shorter-duration segments, such as high yield, continued to be resilient. Corporate default rates remained low in the US and Europe but faced adverse pressure in emerging markets, especially in China.
The US dollar was generally the best performing currency in 3Q21 compared to other major currencies. The Japanese yen and the Swiss franc only slightly depreciated against the US dollar, by 0.3% and 0.9%, respectively. The euro and the British pound decreased more than 2% against the US dollar, while the Australian dollar closed 3Q21 with a loss against the US dollar of 3.8%. Falling iron ore prices, weaker Chinese demand, and strict lockdowns following the Delta variant outbreak in July all contributed to the fall of the Australian dollar. Emerging market currencies generally also weakened against the US dollar with the Brazilian real in particular declining 8.7%.
Commodity markets were relatively stable at the beginning of 3Q21 before volatility in energy markets started to rise at the end of August and through September. The CS Commodity Benchmark ended 3Q21 5.5% higher with significant sector divergences. Energy outperformed strongly due to unusually tight natural gas markets. Precious metals mostly declined, except for gold prices, which remained stable. Meanwhile, moderating industrial activity in China capped growth in industrial metals. Agriculture prices increased during the quarter, but reflected a mixed performance as weather concerns spurred gains in some soft commodities.

Credit Suisse
In 3Q21, we recorded net income attributable to shareholders of CHF 434 million. Return on equity and return on tangible equity were 4.0% and 4.5%, respectively. As of the end of 3Q21, our CET1 ratio was 14.4%.
Results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net interest income	1,423	1,416	1,396	0	2	4,493	4,500	0
Commissions and fees	3,249	3,158	2,855	3	14	10,144	8,662	17
Trading revenues [1]	618	153	630	304	(2)	2,582	2,811	(8)
Other revenues	147	376	317	(61)	(54)	895	1,195	(25)
Net revenues	5,437	5,103	5,198	7	5	18,114	17,168	6
Provision for credit losses	(144)	(25)	94	476	–	4,225	958	341
Compensation and benefits	2,255	2,356	2,441	(4)	(8)	6,818	7,351	(7)
General and administrative expenses	2,012	1,589	1,458	27	38	4,977	4,244	17
Commission expenses	306	325	295	(6)	4	960	953	1
Restructuring expenses	–	45	107	–	–	70	107	(35)
Total other operating expenses	2,318	1,959	1,860	18	25	6,007	5,304	13
Total operating expenses	4,573	4,315	4,301	6	6	12,825	12,655	1
Income before taxes	1,008	813	803	24	26	1,064	3,555	(70)
Income tax expense	570	566	258	1	121	610	539	13
Net income	438	247	545	77	(20)	454	3,016	(85)
Net income/(loss) attributable to noncontrolling interests	4	(6)	(1)	–	–	19	(6)	–
Net income attributable to shareholders	434	253	546	72	(21)	435	3,022	(86)
Statement of operations metrics (%)
Return on regulatory capital	7.9	6.1	6.4	–	–	2.8	9.3	–
Cost/income ratio	84.1	84.6	82.7	–	–	70.8	73.7	–
Effective tax rate	56.5	69.6	32.1	–	–	57.3	15.2	–
Earnings per share (CHF)
Basic earnings per share	0.16	0.10	0.22	60	(27)	0.17	1.23	(86)
Diluted earnings per share	0.16	0.10	0.22	60	(27)	0.17	1.20	(86)
Return on equity (%, annualized)
Return on equity	4.0	2.3	4.8	–	–	1.3	8.8	–
Return on tangible equity [2]	4.5	2.6	5.4	–	–	1.5	9.8	–
Book value per share (CHF)
Book value per share	18.60	18.07	18.89	3	(2)	18.60	18.89	(2)
Tangible book value per share [2]	16.57	16.07	16.89	3	(2)	16.57	16.89	(2)
Balance sheet statistics (CHF million)
Total assets	805,889	796,799	821,296	1	(2)	805,889	821,296	(2)
Risk-weighted assets	278,139	283,611	285,216	(2)	(2)	278,139	285,216	(2)
Leverage exposure	923,075	916,888	824,420	1	12	923,075	824,420	12
Number of employees (full-time equivalents)
Number of employees	49,950	49,240	48,800	1	2	49,950	48,800	2
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
3Q21 results
In 3Q21, Credit Suisse reported net income attributable to shareholders of CHF 434 million compared to CHF 546 million in 3Q20 and CHF 253 million in 2Q21. In 3Q21, Credit Suisse reported income before taxes of CHF 1,008 million, compared to CHF 803 million in 3Q20 and CHF 813 million in 2Q21.
Results details
Net revenues
In 3Q21, we reported net revenues of CHF 5,437 million, which increased 5% compared to 3Q20, primarily reflecting higher net revenues in the Investment Bank and Swiss Universal Bank, partially offset by increased negative net revenues in the Corporate Center. The increase in the Investment Bank was driven by higher industry-wide activity across capital markets and advisory, robust equity derivatives results and continued high levels of activity in our securitized products franchise, despite our lower capital usage in the quarter, particularly in prime services. The increase in Swiss Universal Bank reflected higher revenues across all major revenue categories.
Compared to 2Q21, net revenues increased 7%, primarily reflecting higher net revenues in the Investment Bank, partially offset by lower net revenues in Asset Management, International Wealth Management and Swiss Universal Bank. The increase in the Investment Bank was driven by losses of CHF 493 million in 2Q21 in respect of the failure by Archegos Capital Management (Archegos) to meet its margin commitments, as well as significantly higher advisory fees in 3Q21. The decrease in Asset Management was mainly driven by lower investment and partnership income reflecting a further impairment of CHF 113 million to the valuation of our non-controlling interest in York Capital Management (York). The decrease in International Wealth Management mainly reflected lower other revenues and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. The decrease in Swiss Universal Bank was driven by lower other revenues, partially offset by higher recurring commissions and fees and higher net interest income. 3Q21 included a gain on the equity investment in Allfunds Group of CHF 130 million compared to CHF 317 million in 2Q21.
> Refer to “Archegos Capital Management” in Other information for further information.
Provision for credit losses
In 3Q21, the release of provision for credit losses of CHF 144 million was mainly due to a release of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos, which was reflected in the Investment Bank.
Total operating expenses
Compared to 3Q20, total operating expenses of CHF 4,573 million increased 6%, primarily reflecting an increase in general and administrative expenses, partially offset by a decrease in compensation and benefits. General and administrative expenses increased 38%, primarily driven by higher litigation provisions, including an additional CHF 145 million in connection with the settlements for legacy issues with regard to the Mozambique matter, and higher professional services fees, partially offset by the restructuring expenses in 3Q20. In 3Q21, we also recorded litigation provisions in connection with certain other legacy matters, including mortgage-related matters, as well as in connection with the supply chain finance funds (SCFF) matter. These provisions include consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. Compensation and benefits decreased 8%, mainly relating to lower discretionary compensation expenses and deferred compensation expenses from prior year awards. In 3Q21, lower deferred compensation expenses included clawbacks of previously granted compensation awards, mainly in the Investment Bank, related to the Archegos matter.

Compared to 2Q21, total operating expenses increased 6%, primarily reflecting a 27% increase in general and administrative expenses, mainly driven by higher litigation provisions and higher professional services fees, partially offset by the restructuring expenses in 2Q21. This increase was mostly offset by a 4% decrease in compensation and benefits, mainly due to lower deferred compensation expenses from prior year awards, primarily related to the Archegos matter.
> Refer to “Mozambique matter”, “Archegos Capital Management” and “Supply chain finance funds matter” in Other information for further information.
Income tax
In 3Q21, the income tax expense of CHF 570 million, resulting in an effective tax rate of 56.5% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 3Q21 results. The effective tax rate is expected to remain at significantly elevated levels for the remainder of the year. This continues to primarily reflect the loss related to Archegos, for which only a partial tax benefit could be recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, non-deductible funding costs, non-deductible litigation provisions, including provisions relating to the Mozambique matter, and an additional valuation allowance mainly in the Group’s operating entities in the UK, partially offset by a valuation allowance decrease in one of the Group’s operating entities in Switzerland. Overall, net deferred tax assets decreased CHF 435 million to CHF 3,188 million during 3Q21.
Regulatory capital
As of the end of 3Q21, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 14.4% and our risk-weighted assets (RWA) were CHF 278.1 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information on regulatory capital.
Employees and other headcount
Employees and other headcount
end of	3Q21	2Q21	3Q20
Employees (full-time equivalents)
Swiss Universal Bank	13,350	13,250	13,190
International Wealth Management	8,050	8,000	7,760
Asia Pacific	7,360	7,090	6,880
Asset Management	2,270	2,220	2,080
Investment Bank	17,860	17,650	17,640
Corporate Center	1,060	1,030	1,250
Total employees	49,950	49,240	48,800
Other headcount
Outsourced roles, contractors and consultants [1]	15,640	14,800	12,810
Total employees and other headcount	65,590	64,040	61,610
Based on full-time equivalents.
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
There were 49,950 Group employees as of the end of 3Q21, an increase of 710 compared to 2Q21, mainly reflecting increases in Asia Pacific, the Investment Bank and Swiss Universal Bank. The number of outsourced roles, contractors and consultants increased by 840 compared to 2Q21.
Net revenues by region
	in			% change		in		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net revenues (CHF million)
Switzerland	1,584	1,745	1,424	(9)	11	4,996	4,820	4
EMEA	1,143	1,171	1,001	(2)	14	3,686	3,746	(2)
Americas	1,775	1,306	1,736	36	2	5,985	5,654	6
Asia Pacific	1,034	997	1,050	4	(2)	3,513	3,247	8
Corporate Center	(99)	(116)	(13)	(15)	–	(66)	(299)	(78)
Net revenues	5,437	5,103	5,198	7	5	18,114	17,168	6
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Net revenues	1,391	829	771	279	2,266	(99)	5,437
Provision for credit losses	4	12	7	1	(170)	2	(144)
Compensation and benefits	451	379	335	135	854	101	2,255
Total other operating expenses	313	245	201	141	812	606	2,318
of which general and administrative expenses	264	203	162	113	684	586	2,012
Total operating expenses	764	624	536	276	1,666	707	4,573
Income/(loss) before taxes	623	193	228	2	770	(808)	1,008
Return on regulatory capital (%)	15.6	12.6	19.2	1.2	20.4	–	7.9
Cost/income ratio (%)	54.9	75.3	69.5	98.9	73.5	–	84.1
Total assets	267,005	92,911	72,330	3,519	250,281	119,843	805,889
Goodwill	593	287	1,058	1,130	1,547	0	4,615
Risk-weighted assets	81,510	33,960	26,671	8,178	72,586	55,234	278,139
Leverage exposure	304,915	108,631	79,871	2,561	305,310	121,787	923,075
2Q21 (CHF million)
Net revenues	1,477	930	798	404	1,610	(116)	5,103
Provision for credit losses	(21)	(25)	6	1	14	0	(25)
Compensation and benefits	460	390	337	174	876	119	2,356
Total other operating expenses	313	225	205	125	796	295	1,959
of which general and administrative expenses	255	178	162	96	626	272	1,589
of which restructuring expenses	5	5	3	2	29	1	45
Total operating expenses	773	615	542	299	1,672	414	4,315
Income/(loss) before taxes	725	340	250	104	(76)	(530)	813
Return on regulatory capital (%)	17.9	22.0	20.3	43.5	(1.9)	–	6.1
Cost/income ratio (%)	52.3	66.1	67.9	74.0	103.9	–	84.6
Total assets	265,801	91,957	70,569	3,591	248,775	116,106	796,799
Goodwill	590	289	1,052	1,122	1,535	0	4,588
Risk-weighted assets	82,779	34,254	28,606	9,894	72,608	55,470	283,611
Leverage exposure	303,690	108,182	79,081	2,754	304,896	118,285	916,888
3Q20 (CHF million)
Net revenues	1,294	836	728	306	2,047	(13)	5,198
Provision for credit losses	52	8	45	4	(14)	(1)	94
Compensation and benefits	478	398	324	165	940	136	2,441
Total other operating expenses	334	233	182	119	751	241	1,860
of which general and administrative expenses	242	182	145	85	584	220	1,458
of which restructuring expenses	41	16	2	13	33	2	107
Total operating expenses	812	631	506	284	1,691	377	4,301
Income/(loss) before taxes	430	197	177	18	370	(389)	803
Return on regulatory capital (%)	10.8	13.1	15.1	6.9	8.9	–	6.4
Cost/income ratio (%)	62.8	75.5	69.5	92.8	82.6	–	82.7
Total assets	259,553	92,077	67,140	4,085	280,372	118,069	821,296
Goodwill	588	289	1,049	1,121	1,530	0	4,577
Risk-weighted assets	81,815	34,179	26,732	10,776	82,702	49,012	285,216
Leverage exposure	294,775	101,878	73,929	3,360	335,923	14,555	824,420

Results overview (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
9M21 (CHF million)
Net revenues	4,317	2,746	2,629	1,069	7,419	(66)	18,114
Provision for credit losses	9	(13)	40	2	4,194	(7)	4,225
Compensation and benefits	1,383	1,134	986	466	2,590	259	6,818
Total other operating expenses	912	684	601	380	2,408	1,022	6,007
of which general and administrative expenses	746	557	477	295	1,939	963	4,977
of which restructuring expenses	14	5	4	3	46	(2)	70
Total operating expenses	2,295	1,818	1,587	846	4,998	1,281	12,825
Income/(loss) before taxes	2,013	941	1,002	221	(1,773)	(1,340)	1,064
Return on regulatory capital (%)	16.8	20.6	28.1	32.8	(13.8)	–	2.8
Cost/income ratio (%)	53.2	66.2	60.4	79.1	67.4	–	70.8
9M20 (CHF million)
Net revenues	4,222	2,773	2,371	1,112	6,989	(299)	17,168
Provision for credit losses	204	79	230	6	433	6	958
Compensation and benefits	1,476	1,261	978	498	2,926	212	7,351
Total other operating expenses	925	635	572	342	2,265	565	5,304
of which general and administrative expenses	727	512	452	268	1,786	499	4,244
of which restructuring expenses	41	16	2	13	33	2	107
Total operating expenses	2,401	1,896	1,550	840	5,191	777	12,655
Income/(loss) before taxes	1,617	798	591	266	1,365	(1,082)	3,555
Return on regulatory capital (%)	13.8	18.0	16.0	35.1	10.5	–	9.3
Cost/income ratio (%)	56.9	68.4	65.4	75.5	74.3	–	73.7

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Net revenues	1,391	829	771	279	2,266	(99)	5,437
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)
(Gains)/losses on business sales	6	35	0	0	0	1	42
Valuation adjustment related to major litigation	0	0	0	0	0	69	69
Adjusted net revenues	1,393	864	771	279	2,266	(29)	5,544
Significant items
Gain on equity investment in Allfunds Group	(39)	(52)	(39)	0	0	0	(130)
Impairment on York Capital Management	0	0	0	113	0	0	113
Adjusted net revenues excluding significant items	1,354	812	732	392	2,266	(29)	5,527
Archegos	0	0	0	0	(23)	0	(23)
Adjusted net revenues excluding significant items and Archegos	1,354	812	732	392	2,243	(29)	5,504
Provision for credit losses	4	12	7	1	(170)	2	(144)
Archegos	0	0	0	0	188	0	188
Provision for credit losses excluding Archegos	4	12	7	1	18	2	44
Total operating expenses	764	624	536	276	1,666	707	4,573
Major litigation provisions	0	0	0	0	0	(495)	(495)
Expenses related to real estate disposals	0	0	0	0	(3)	0	(3)
Adjusted total operating expenses	764	624	536	276	1,663	212	4,075
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(1)	0	0	0	(1)
Adjusted total operating expenses excluding significant items	764	624	535	276	1,663	212	4,074
Archegos	0	0	0	0	24	0	24
Adjusted total operating expenses excluding significant items and Archegos	764	624	535	276	1,687	212	4,098
Income/(loss) before taxes	623	193	228	2	770	(808)	1,008
Adjusted income/(loss) before taxes	625	228	228	2	773	(243)	1,613
Adjusted income/(loss) before taxes excluding significant items	586	176	190	115	773	(243)	1,597
Adjusted income/(loss) before taxes excluding significant items and Archegos	586	176	190	115	538	(243)	1,362
Adjusted return on regulatory capital (%)	15.6	14.8	19.2	1.2	20.4	–	12.6
Adjusted return on regulatory capital excluding significant items (%)	14.6	11.5	16.0	52.1	20.4	–	12.4
Adjusted return on regulatory capital excluding significant items and Archegos (%)	14.6	11.5	16.0	52.1	14.3	–	10.6

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Net revenues	1,477	930	798	404	1,610	(116)	5,103
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	0	(49)
Adjusted net revenues	1,424	930	798	404	1,610	(116)	5,050
Significant items
Gain on equity investment in Allfunds Group	(95)	(127)	(95)	0	0	0	(317)
Adjusted net revenues excluding significant items	1,329	803	703	404	1,610	(116)	4,733
Archegos	0	0	0	0	493	0	493
Adjusted net revenues excluding significant items and Archegos	1,329	803	703	404	2,103	(116)	5,226
Provision for credit losses	(21)	(25)	6	1	14	0	(25)
Archegos	0	0	0	0	(70)	0	(70)
Provision for credit losses excluding Archegos	(21)	(25)	6	1	(56)	0	(95)
Total operating expenses	773	615	542	299	1,672	414	4,315
Restructuring expenses	(5)	(5)	(3)	(2)	(29)	(1)	(45)
Major litigation provisions	0	0	0	0	0	(208)	(208)
Expenses related to real estate disposals	(4)	0	0	0	0	0	(4)
Adjusted total operating expenses	764	610	539	297	1,643	205	4,058
Significant items
Expenses related to equity investment in Allfunds Group	(6)	(7)	(6)	0	0	0	(19)
Adjusted total operating expenses excluding significant items	758	603	533	297	1,643	205	4,039
Archegos	0	0	0	0	(31)	0	(31)
Adjusted total operating expenses excluding significant items and Archegos	758	603	533	297	1,612	205	4,008
Income/(loss) before taxes	725	340	250	104	(76)	(530)	813
Adjusted income/(loss) before taxes	681	345	253	106	(47)	(321)	1,017
Adjusted income/(loss) before taxes excluding significant items	592	225	164	106	(47)	(321)	719
Adjusted income/(loss) before taxes excluding significant items and Archegos	592	225	164	106	547	(321)	1,313
Adjusted return on regulatory capital (%)	16.8	22.4	20.5	44.6	(1.2)	–	7.7
Adjusted return on regulatory capital excluding significant items (%)	14.6	14.6	13.3	44.6	(1.2)	–	5.4
Adjusted return on regulatory capital excluding significant items and Archegos (%)	14.6	14.6	13.3	44.6	13.4	–	9.9
3Q20 (CHF million)
Net revenues	1,294	836	728	306	2,047	(13)	5,198
Provision for credit losses	52	8	45	4	(14)	(1)	94
Total operating expenses	812	631	506	284	1,691	377	4,301
Restructuring expenses	(41)	(16)	(2)	(13)	(33)	(2)	(107)
Major litigation provisions	0	(20)	0	0	0	(132)	(152)
Expenses related to real estate disposals	0	(3)	0	(1)	(21)	0	(25)
Adjusted total operating expenses	771	592	504	270	1,637	243	4,017
Income/(loss) before taxes	430	197	177	18	370	(389)	803
Adjusted income/(loss) before taxes	471	236	179	32	424	(255)	1,087
Adjusted return on regulatory capital (%)	11.9	15.6	15.3	12.1	10.3	–	8.7

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
9M21 (CHF million)
Net revenues	4,317	2,746	2,629	1,069	7,419	(66)	18,114
Real estate (gains)/losses	(8)	0	0	0	0	0	(8)
(Gains)/losses on business sales	6	35	0	0	0	1	42
Major litigation recovery	(49)	0	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	0	69	69
Adjusted net revenues	4,266	2,781	2,629	1,069	7,419	4	18,168
Significant items
Gain on equity investment in Allfunds Group	(177)	(237)	(177)	0	0	0	(591)
Impairment on York Capital Management	0	0	0	113	0	0	113
Adjusted net revenues excluding significant items	4,089	2,544	2,452	1,182	7,419	4	17,690
Archegos	0	0	0	0	470	0	470
Adjusted net revenues excluding significant items and Archegos	4,089	2,544	2,452	1,182	7,889	4	18,160
Provision for credit losses	9	(13)	40	2	4,194	(7)	4,225
Archegos	0	0	0	0	(4,312)	0	(4,312)
Provision for credit losses excluding Archegos	9	(13)	40	2	(118)	(7)	(87)
Total operating expenses	2,295	1,818	1,587	846	4,998	1,281	12,825
Restructuring expenses	(14)	(5)	(4)	(3)	(46)	2	(70)
Major litigation provisions	0	11	0	0	0	(718)	(707)
Expenses related to real estate disposals	(4)	(5)	0	(1)	(35)	0	(45)
Adjusted total operating expenses	2,277	1,819	1,583	842	4,917	565	12,003
Significant items
Expenses related to equity investment in Allfunds Group	(6)	(7)	(7)	0	0	0	(20)
Adjusted total operating expenses excluding significant items	2,271	1,812	1,576	842	4,917	565	11,983
Archegos	0	0	0	0	(7)	0	(7)
Adjusted total operating expenses excluding significant items and Archegos	2,271	1,812	1,576	842	4,910	565	11,976
Income/(loss) before taxes	2,013	941	1,002	221	(1,773)	(1,340)	1,064
Adjusted income/(loss) before taxes	1,980	975	1,006	225	(1,692)	(554)	1,940
Adjusted income/(loss) before taxes excluding significant items	1,809	745	836	338	(1,692)	(554)	1,482
Adjusted income/(loss) before taxes excluding significant items and Archegos	1,809	745	836	338	3,097	(554)	6,271
Adjusted return on regulatory capital (%)	16.5	21.3	28.2	33.4	(13.1)	–	5.1
Adjusted return on regulatory capital excluding significant items (%)	15.1	16.3	23.4	50.2	(13.1)	–	3.9
Adjusted return on regulatory capital excluding significant items and Archegos (%)	15.1	16.3	23.4	50.2	25.7	–	16.3
9M20 (CHF million)
Net revenues	4,222	2,773	2,371	1,112	6,989	(299)	17,168
Significant items
Gain related to InvestLab transfer	(25)	(15)	(25)	(203)	0	0	(268)
Gain on equity investment in Pfandbriefbank	(134)	0	0	0	0	0	(134)
Adjusted net revenues excluding significant items	4,063	2,758	2,346	909	6,989	(299)	16,766
Provision for credit losses	204	79	230	6	433	6	958
Total operating expenses	2,401	1,896	1,550	840	5,191	777	12,655
Restructuring expenses	(41)	(16)	(2)	(13)	(33)	(2)	(107)
Major litigation provisions	(1)	12	0	0	(24)	(218)	(231)
Expenses related to real estate disposals	0	(2)	0	(1)	(20)	0	(23)
Adjusted total operating expenses	2,359	1,890	1,548	826	5,114	557	12,294
Income/(loss) before taxes	1,617	798	591	266	1,365	(1,082)	3,555
Adjusted income/(loss) before taxes	1,659	804	593	280	1,442	(862)	3,916
Adjusted income/(loss) before taxes excluding significant items	1,500	789	568	77	1,442	(862)	3,514
Adjusted return on regulatory capital (%)	14.1	18.1	16.0	36.9	11.1	–	10.3
Adjusted return on regulatory capital excluding significant items (%)	12.8	17.8	15.4	10.1	11.1	–	9.2

Strategy announcement and investor day
On November 4, 2021, we announced that the Board of Directors had unanimously agreed on a long-term strategic direction for the Group and approved the introduction of a global business and regional matrix structure.
Credit Suisse strategy
Over the next three years, the Group aims to drive sustainable growth by:
■ Strengthening its core by shifting capital to value-creating businesses and exiting non-core markets and businesses.
■ Simplifying its operating model with a unified, global Wealth Management division, a unified, global Investment Bank and a central Technology and Operations function, driving structural cost discipline to fund strategic investments.
■ Investing for growth in clients, businesses, talent and technology where we believe we have sustainable competitive advantage.
Organizational structure
Effective January 1, 2022, the Group will be organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific (APAC) and Americas. The new leadership structure will be announced as we approach the implementation date.
The new Wealth Management division will integrate the current International Wealth Management division with the high-net-worth (HNW) and ultra-high-net-worth (UHNW) and external asset manager client segments in the current Swiss Universal Bank division as well as the private banking business in the current Asia Pacific division. We plan to exit certain non-core markets and expand our market leading HNW and UHNW franchises in selected scale markets.
The Investment Bank division will integrate the advisory and debt and equity underwriting businesses of the current Asia Pacific and Swiss Universal Bank divisions with the existing Investment Bank division to create a single global franchise across all four regions. We intend to invest in capital-light advisory and capital markets businesses, and continue to leverage our credit, securitized products & leveraged finance businesses, while further growing Global Trading Solutions (GTS) connectivity with wealth management. We plan to exit our prime services business, with the exception of Index Access and APAC Delta One, reduce the long-duration structured derivatives book, exit certain non-core GTS markets without a wealth management nexus, and optimize corporate lending exposures.
The Swiss Bank will include domestic retail and corporate and institutional client segments as a business. It intends to continue to invest in further growth and build its leading position by bringing the fully integrated services of the Group to private and corporate and institutional clients together with the other global business divisions.
The current Asset Management division will focus on core product capabilities and expand distribution in select European and Asia Pacific markets, with a strong connection to our Wealth Management and Swiss Bank divisions. We plan to exit non-core investments and partnerships.
Reflecting the new organizational structure, beginning in first quarter of 2022, our financial reporting will be presented as the four divisions described above together with the Corporate Center.
The four regions will each have responsibilities for their market presence and client targeting and coverage strategy as well as strengthening legal entity oversight and regulatory relationships at a regionally-aligned level.
Financial objectives and certain management actions
We also announced the following financial objectives and management actions:
■ Reduce capital in the Investment Bank by more than USD 3 billion by the end of 2022, redeploy capital to a unified, global Wealth Management division and increase the ratio of capital allocated to Wealth Management, Swiss Bank and Asset Management, collectively, versus the Investment Bank.
■ Aim to achieve a Group return on tangible equity of more than 10% by 2024.
■ Aim to achieve by 2024, a CET 1 ratio of more than 14% pre-Basel III reforms and a CET1 leverage ratio of approximately 4.5%.
■ Net income distribution of approximately 25% for 2022, based on net income attributable to shareholders, subject to market and economic conditions.
In connection with the reorganization, we expect operating expenses to be impacted by approximately CHF 400 million of restructuring expenses relating to business exits, compensation normalization and Archegos remediation activities. As the implementation of the reorganization progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with business activities we are planning to exit and their related infrastructure.
Other information
Mozambique matter
On October 19, 2021, Credit Suisse reached settlements with the US Department of Justice (DOJ), the US Securities Exchange Commission (SEC), the UK Financial Conduct Authority (FCA) and the Swiss Financial Market Supervisory Authority FINMA (FINMA) to resolve inquiries by these agencies related to certain Credit Suisse entities’ arrangement of loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016. Credit Suisse Group AG entered into a three-year deferred prosecution agreement with the DOJ and consented to the entering of a Cease and Desist Order by the SEC. In addition, Credit Suisse Securities (Europe) Ltd. pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. As a result of these settlements, the 3Q21 results included a charge of CHF 214 million in the Corporate Center, reflecting litigation provisions of CHF 145 million and a valuation adjustment on a legacy exposure of CHF 69 million.
> Refer to “Note 33 - Litigation” in III - Condensed consolidated financial statements – unaudited for further information.
Archegos Capital Management
As previously reported in 1Q21, we recorded a provision for credit losses of CHF 4,430 million in respect of the failure by Archegos to meet its margin commitments. In 2Q21, we incurred additional losses of CHF 594 million with regard to this matter, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million mainly reflecting severance-related costs and professional services fees. In 3Q21, the results included a positive impact of CHF 235 million, consisting of net revenues of CHF 23 million, a release of provision for credit losses of CHF 188 million pertaining to an assessment of the future recoverability of receivables and negative operating expenses of CHF 24 million.
As previously reported, the Board of Directors (Board) had initiated an externally led investigation of the Archegos matter, which was supervised by a special committee of the Board. On July 29, 2021, Credit Suisse published on its website the report based on this independent external investigation, as well as a summary of management’s responses to this report to date. Since then, we have continued to further implement a Group-wide remediation program to facilitate the execution of key activities including:
■ strengthening the risk management environment through the streamlining of governance and oversight structures, including the alignment of incentives with roles and accountability, and through the reinforcement of a Group-wide risk mindset and speak-up culture;
■ holistically reviewing client relationships to identify and manage similar risk concentrations; and
■ reinforcing and extending risk capabilities and frameworks, especially in the areas of credit risk, counterparty risk, and stress testing including the related models employed.
In addition, we continue to review and implement efforts to improve the overall risk appetite and limit framework and breach escalation processes. We have largely completed our fundamental review of risks, examining the risk profile of each business division, tightening limits, reducing concentrations and strengthening our risk governance. We are also committed to supporting further risk management improvements by enhancing related tools, reporting, data quality and types of data available in a strategic manner.
The Archegos review contains a broader aspect of leveraging remediation efforts in specific functions and business lines to identify areas across the Group where similar risks may exist and to identify and implement sustainable solutions in response to lessons learned, including key controls and requisite risk metrics. While many of the key actions have already been completed or are in the process of being completed in 2021, we expect certain aspects of our remediation activities, particularly to the extent they require infrastructure changes, to continue into 2022 as we seek to strengthen specific risk management capabilities, expertise and culture.
> Refer to “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to this matter.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFFs.
The last published net asset value (NAV) of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. As of September 30, 2021, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 7.0 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 6.3 billion have been made to their investors in five cash distributions. The portfolio manager continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFFs under such notes. The amount of loss of the investors therefore is currently unknown.
Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a NAV of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone. For these three focus areas, more time is required to assess the situation accurately. CSAM continues to invest substantial efforts to maximize and expedite recovery in these positions, including pursuing consensual restructuring in addition to preparing insurance claims and seeking legal enforcement of the funds’ claims where appropriate.

Given the complexity of the situation and negotiations, any predictions on recovery rates for these focus areas would be premature.
In October 2021, CSAM reached an agreement with “GFG Alliance” on a three-year schedule for the repayment in full of the portion of the “GFG Alliance” exposure relating to its Australian operations. Under the terms of this agreement, an upfront payment of AUD 129 million (USD 96 million) was made and further payments on the remaining principal of AUD 240 million (USD 178 million), including interest, are expected through mid-2023.
We continue to analyze this matter, including with the assistance of external counsel and other experts. The Board has initiated an externally led investigation of this matter, which is being supervised by a special committee of the Board. The Group continues to assess the potential for recovery on behalf of the investors in the funds, and further analyze new, pending or threatened proceedings. As previously reported, the resolution of this matter, the timing of which is difficult to predict, could cause the Group to incur material losses.
With respect to our outstanding collateralized bridge loan of USD 90 million to Greensill Capital, we have marked its fair value to USD 64 million as of the end of 3Q21, up from USD 56 million as of the end of 2Q21.
> Refer to “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information, including on risks that may arise in relation to this matter. For a description of the regulatory and legal developments relating to this matter, refer to “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.
> Refer to “Risk factor” in I - Credit Suisse results - Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to these matters. For a description of the regulatory and legal developments relating to these matters, refer to "Note 33 - Litigation" in III - Condensed consolidated financial statements - unaudited for further information.
Credit Suisse Life & Pensions AG
In 3Q21, Credit Suisse Life & Pensions AG was sold to Octium Holdings SA. As a result of the sale, the Group recorded a loss of CHF 42 million, which was reflected in International Wealth Management and Swiss Universal Bank.
Changes to the Board of Directors
At an Extraordinary General Meeting on October 1, 2021, Mr. Axel Lehmann and Mr. Juan Colombas were elected as members of the Board and Mr. Colombas was elected as a member of the Compensation Committee for a term until the end of the next Annual General Meeting. Following his election, the Board appointed Mr. Lehmann as the new Chair of the Risk Committee as well as a member of the Governance and Nominations Committee, the Audit Committee and the Conduct and Financial Crime Control Committee. Further, the Board appointed Mr. Colombas as a member of the Audit Committee and the Risk Committee.
Changes to the Executive Board
On September 8, 2021, the Board announced the appointment of two new members to the Executive Board: Christine Graeff as Global Head of Human Resources, effective by February 1, 2022, and Rafael Lorenzo as Chief Compliance Officer, effective October 1, 2021.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets were largely unchanged in 3Q21, with gains in July and August offset by weaker markets in September as investors became more concerned over the outlook for inflation and economic growth. COVID-19 infection rates globally rose in July, then decreased again in August before stabilizing at a relatively high level in September in Europe, the US and India and decreasing significantly in East Asia and Australia. The vaccination program continued to significantly reduce the correlation between COVID-19 infection and serious illness. However, there are concerns that the sustained high level of infections at a time when economies are continuing to open up and heading into the winter period of the northern hemisphere could potentially lead to a rise in hospitalizations that may put public healthcare systems again under acute pressure. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
The Swiss government, the SNB and FINMA have taken various measures to mitigate the consequences of the COVID-19 pandemic on the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken and continue to take measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “COVID-19 pandemic and related regulatory measures” in II – Operating and financial review – Credit Suisse and “Key risk developments” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2020 and “COVID-19 pandemic” in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 1Q21 for a discussion of other developments pertaining to COVID-19, including regulatory developments, and further information.
Goodwill
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As previously disclosed, the Board has been conducting a review of the Group’s overall business strategy and risk appetite in addition to business reviews and potential personnel and organizational changes contemplated in response to both the Archegos and the SCFF funds matters also previously disclosed. That review process was continued and was ongoing during the course of 3Q21 and into 4Q21. There were no specific developments or events during 3Q21 that constituted a triggering event.

On November 4, 2021, the Group announced an updated strategy together with related organizational changes, which include the introduction of a new segment structure effective January 1, 2022. The new segment structure will require the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis.
The announcement of the strategy and organizational changes represents a 4Q21 triggering event for goodwill impairment testing purposes, and under US GAAP, goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy is expected to be finalized in 4Q21. Based on the preliminary 4Q21 goodwill impairment analysis, the Group has concluded that the fair value for the Investment Bank reporting unit will be substantially below its related carrying value and consequently the Group expects a full impairment of the related goodwill balance. The investment banking-related businesses of the Asia Pacific reporting unit will be transferred to the Investment Bank reporting unit under the new reporting structure, and therefore a portion of Asia Pacific’s goodwill balance will also be impaired. As a result, the Group expects to record in 4Q21 a goodwill impairment charge of approximately CHF 1.6 billion. Such an impairment would impact our income before taxes in 4Q21, and as a result we expect to record a loss for the quarter. However, it would not impact CET1 capital and leverage ratios.
> Refer to “Note 20 – Goodwill” in III – Condensed consolidated financial statements – unaudited for further information.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Beginning in 3Q21, the return on regulatory capital calculation has been updated to closer align with the actual capital and leverage ratio levels under which Credit Suisse operates, rather than the previously used minimum requirements set by regulators. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. Prior periods have been restated. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 3Q21, 34% and 23% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 3Q21, total assets at fair value recorded as level 3 increased CHF 0.6 billion to CHF 13.4 billion compared to the end of 2Q21, primarily reflecting net purchases, mainly in trading assets, and net settlements, mainly in loans and loans held-for-sale.
As of the end of 3Q21, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, stable compared to the end of 2Q21.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2020 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of September 30, 2021 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
As discussed in our Annual Report 2020, on September 16, 2020, the SEC adopted amendments to SEC Rule 15c2-11, which sets out a broker-dealer’s information review obligations concerning the issuer of an over-the-counter security prior to publication or submission of a quotation in that security. The amendments to SEC Rule 15c2-11 became effective on December 28, 2020, and the compliance date was September 28, 2021. On September 24, 2021, the SEC staff issued a letter setting out a no-action position until January 2, 2022 for quotations published by broker-dealers for fixed income securities to allow for an orderly and good faith transition into compliance with the amended rule.
On July 30, 2021 and October 8, 2021, the SEC issued final orders for substituted compliance for non-US, SEC-registered security-based swap dealers that are subject to certain UK and Swiss regulations, respectively, which would allow such security-based swap dealers to comply with certain requirements under the US Securities Exchange Act of 1934 (Exchange Act) via compliance with corresponding requirements of the UK and Switzerland, respectively. Credit Suisse International (CSI) and Credit Suisse AG may be able to avail themselves of such substituted compliance, which would greatly reduce their burden of having to reconcile compliance with conflicting SEC and UK or Swiss requirements. However, both orders include extensive conditions and limitations, especially in relation to such matters as counterparty protection and financial reporting requirements, which will limit the extent to which CSI and Credit Suisse AG can avail themselves of substituted compliance and subject CSI and Credit Suisse AG to additional costs and burdens due to a need to still comply with various SEC rules.
On August 31, 2021, the US Commodity Futures Trading Commission (CFTC) issued a time-limited no-action letter for swap dealers subject to capital requirements of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Farm Credit Administration or the Federal Housing Finance Agency (together, the Prudential Regulators). The time-limited no-action letter provides that the CFTC’s Market Participants Division (Division) will not recommend an enforcement action to the CFTC if such swap dealers fail to comply with certain CFTC financial reporting requirements. Although CSI would be able to avail itself of such no-action relief, the conditions imposed by the UK substituted compliance order discussed above effectively supersede this no-action relief.
On September 16, 2021, FINMA published an additional guidance (FINMA Guidance 03/2021) regarding the transition from the London interbank offered rate (LIBOR) to alternative reference rates. Thereunder FINMA again highlighted that it expects supervised institutions to address LIBOR transition as a matter of the highest priority, particularly in the area of syndicated loans where it sees the greatest need for action. FINMA also clarified that, although a synthetic LIBOR for the most widely-used tenors of GBP- and JPY-LIBOR will be published for a limited time only for contracts that are impossible or impractical to modify on time (“tough legacy” contracts) and although the cessation date has been moved to mid-2023 for the most-widely used tenors of USD-LIBOR, the milestones of the roadmap set out in FINMA’s prior guidance for the year 2021 remain relevant, and it expects the supervised entities to continue to accord a high priority to the LIBOR transition relating to these currencies.

On September 29, 2021, the FCA confirmed that to avoid disruption to legacy contracts that reference the one-, three- and six-month GBP and JPY LIBOR settings, it will require the LIBOR benchmark administrator (ICE Benchmark Administration Limited) to publish these settings under a "synthetic" methodology, based on term risk-free rates, for 12 months starting immediately after the final publication of the six LIBOR settings on December 31, 2021 and before they would otherwise cease. These six LIBOR settings will be available only for use in “tough legacy” contracts and are not for use in new business.
On September 30, 2021, the CFTC issued a time-limited no-action letter for non-bank swap dealers domiciled in Japan, Mexico, the UK and the European Union, which provides that the Division will not recommend an enforcement action to the CFTC if such swap dealers comply with their respective home-country capital and financial reporting requirements in lieu of the CFTC’s capital and financial reporting requirements. Credit Suisse Securities Europe Limited will be able to avail itself of such no-action relief.
On October 19, 2021, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse related to past observation activities. FINMA noted that in addition to the known observation of two former Executive Board members, a small group of former executives within the bank planned and mostly executed five further observations of former employees or third parties. The regulator criticized the bank’s decision-making, documentation and supervision of the observations and the lack of internal regulations. The bank has already improved its governance and processes in the security area and has also taken steps to enforce the correct usage of electronic communication. FINMA considers these measures in principle suitable to remedy the deficiencies identified and complemented them with limited additional requirements. FINMA has also reprimanded two individuals in writing and opened enforcement proceedings against three further individuals.
On October 27, 2021, the UK Chancellor announced that the corporation tax surcharge for banking companies, which applies on top of the main corporation tax rate, will be reduced from 8% to 3% from April 2023. Taking into account the increase of the main corporation tax rate from 19% to 25% from April 2023, as previously disclosed, this means that from April 1, 2023, the total rate of corporation tax that banks will be subject to will be 28%. The corporation tax surcharge applies to profits above an allowance available for banking groups, which will be increased from GBP 25 million to GBP 100 million from April 1, 2023. Both legislative changes will be included in the Finance Bill 2021-2022.
On October 27, 2021, the European Commission published legislative proposals for the amendment of the Capital Requirements Regulation (CRR) including through an amending Regulation (CRR III), and the Capital Requirements Directive (CRD) through an amending Directive (CRD VI). CRR III contains, among other things, proposed reforms to the CRR regarding international prudential standards based on the Basel III framework, including provisions relating to credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor, and would implement the outstanding elements of the Basel III reform in the EU, which was due to be implemented by January 1, 2023, but under the proposals would now apply from January 1, 2025. The CRD VI proposals include, among other things, measures relating to supervisory powers, sanctions, and environmental, social and governance risks and new measures regarding the provision of banking services into the EU by third-country undertakings.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2020 for further information and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Swiss Universal Bank
In 3Q21, we reported income before taxes of CHF 623 million and net revenues of CHF 1,391 million. Income before taxes increased 45% compared to 3Q20 and decreased 14% compared to 2Q21.
Results summary
3Q21 results
In 3Q21, income before taxes of CHF 623 million increased 45% compared to 3Q20. Net revenues of CHF 1,391 million increased 7%, reflecting higher revenues across all major revenue categories. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 39 million reflected in Corporate & Institutional Clients. Provision for credit losses was CHF 4 million compared to CHF 52 million in 3Q20. Total operating expenses of CHF 764 million decreased 6%, reflecting restructuring expenses of CHF 41 million in 3Q20, mainly related to the integration of Neue Aargauer Bank, and lower compensation and benefits, partially offset by higher general and administrative expenses.
Compared to 2Q21, income before taxes decreased 14%. Net revenues decreased 6%, driven by lower other revenues, partially offset by higher recurring commissions and fees and higher net interest income. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group of CHF 39 million, while other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 95 million and an insurance claim refund of CHF 49 million relating to a major litigation case, all reflected in Corporate & Institutional Clients. Provision for credit losses was CHF 4 million compared to a release of provision for credit losses of CHF 21 million in 2Q21. Total operating expenses were stable.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 3Q21, we reported RWA of CHF 81.5 billion, CHF 1.3 billion lower compared to the end of 2Q21, mainly related to movements in risk levels in credit risk, primarily relating to reduced lending and derivatives exposures. Leverage exposure of CHF 304.9 billion was CHF 1.2 billion higher compared to the end of 2Q21, mainly driven by increased high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	1,391	1,477	1,294	(6)	7	4,317	4,222	2
Provision for credit losses	4	(21)	52	–	(92)	9	204	(96)
Compensation and benefits	451	460	478	(2)	(6)	1,383	1,476	(6)
General and administrative expenses	264	255	242	4	9	746	727	3
Commission expenses	49	53	51	(8)	(4)	152	157	(3)
Restructuring expenses	–	5	41	–	–	14	41	(66)
Total other operating expenses	313	313	334	0	(6)	912	925	(1)
Total operating expenses	764	773	812	(1)	(6)	2,295	2,401	(4)
Income before taxes	623	725	430	(14)	45	2,013	1,617	24
Statement of operations metrics (%)
Return on regulatory capital	15.6	17.9	10.8	–	–	16.8	13.8	–
Cost/income ratio	54.9	52.3	62.8	–	–	53.2	56.9	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,350	13,250	13,190	1	1	13,350	13,190	1
Number of relationship managers	1,750	1,780	1,790	(2)	(2)	1,750	1,790	(2)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net revenue detail (CHF million)
Private Clients	724	718	700	1	3	2,179	2,305	(5)
Corporate & Institutional Clients	667	759	594	(12)	12	2,138	1,917	12
Net revenues	1,391	1,477	1,294	(6)	7	4,317	4,222	2
Net revenue detail (CHF million)
Net interest income	674	664	654	2	3	2,021	2,025	0
Recurring commissions and fees	406	391	367	4	11	1,178	1,088	8
Transaction-based revenues	293	292	281	0	4	942	991	(5)
Other revenues	18	130	(8)	(86)	–	176	118	49
Net revenues	1,391	1,477	1,294	(6)	7	4,317	4,222	2
Balance sheet statistics (CHF million)
Total assets	267,005	265,801	259,553	0	3	267,005	259,553	3
Net loans	178,519	179,780	174,352	(1)	2	178,519	174,352	2
of which Private Clients	113,627	113,166	118,130	0	(4)	113,627	118,130	(4)
Risk-weighted assets	81,510	82,779	81,815	(2)	0	81,510	81,815	0
Leverage exposure	304,915	303,690	294,775	0	3	304,915	294,775	3
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q21	2Q21	3Q20	3Q21	2Q21	3Q20	3Q21	2Q21	3Q20
Results (CHF million)
Net revenues	724	718	700	667	759	594	1,391	1,477	1,294
Real estate (gains)/losses	(4)	(4)	0	0	0	0	(4)	(4)	0
(Gains)/losses on business sales	6	0	0	0	0	0	6	0	0
Major litigation recovery	0	0	0	0	(49)	0	0	(49)	0
Adjusted net revenues	726	714	700	667	710	594	1,393	1,424	1,294
Significant items
Gain on equity investment in Allfunds Group	0	0	0	(39)	(95)	0	(39)	(95)	0
Adjusted net revenues excluding significant items	726	714	700	628	615	594	1,354	1,329	1,294
Provision for credit losses	9	5	5	(5)	(26)	47	4	(21)	52
Total operating expenses	445	454	495	319	319	317	764	773	812
Restructuring expenses	–	(1)	(36)	–	(4)	(5)	–	(5)	(41)
Expenses related to real estate disposals	0	(4)	0	0	0	0	0	(4)	0
Adjusted total operating expenses	445	449	459	319	315	312	764	764	771
Significant items
Expenses related to equity investment in Allfunds Group	0	0	0	0	(6)	0	0	(6)	0
Adjusted total operating expenses excluding significant items	445	449	459	319	309	312	764	758	771
Income before taxes	270	259	200	353	466	230	623	725	430
Adjusted income before taxes	272	260	236	353	421	235	625	681	471
Adjusted income before taxes excluding significant items	272	260	236	314	332	235	586	592	471
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.6	16.8	11.9
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	–	–	14.6	14.6	11.9
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Reconciliation of adjustment items (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M21	9M20	9M21	9M20	9M21	9M20
Results (CHF million)
Net revenues	2,179	2,305	2,138	1,917	4,317	4,222
Real estate (gains)/losses	(8)	0	0	0	(8)	0
(Gains)/losses on business sales	6	0	0	0	6	0
Major litigation recovery	0	0	(49)	0	(49)	0
Adjusted net revenues	2,177	2,305	2,089	1,917	4,266	4,222
Significant items
Gain related to InvestLab transfer	0	0	0	(25)	0	(25)
Gain on equity investment in Allfunds Group	0	0	(177)	0	(177)	0
Gain on equity investment in Pfandbriefbank	0	(134)	0	0	0	(134)
Adjusted net revenues excluding significant items	2,177	2,171	1,912	1,892	4,089	4,063
Provision for credit losses	19	45	(10)	159	9	204
Total operating expenses	1,350	1,437	945	964	2,295	2,401
Restructuring expenses	(6)	(36)	(8)	(5)	(14)	(41)
Major litigation provisions	0	0	0	(1)	0	(1)
Expenses related to real estate disposals	(4)	0	0	0	(4)	0
Adjusted total operating expenses	1,340	1,401	937	958	2,277	2,359
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(6)	0	(6)	0
Adjusted total operating expenses excluding significant items	1,340	1,401	931	958	2,271	2,359
Income before taxes	810	823	1,203	794	2,013	1,617
Adjusted income before taxes	818	859	1,162	800	1,980	1,659
Adjusted income before taxes excluding significant items	818	725	991	775	1,809	1,500
Adjusted return on regulatory capital (%)	–	–	–	–	16.5	14.1
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	15.1	12.8
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to "Reconciliation of adjusted results excluding significant items" in Credit Suisse for further information.

Private Clients
Results details
In 3Q21, income before taxes of CHF 270 million increased 35% compared to 3Q20, primarily reflecting lower total operating expenses and higher net revenues. Compared to 2Q21, income before taxes increased 4%, mainly driven by lower total operating expenses.
Net revenues
Compared to 3Q20, net revenues of CHF 724 million increased 3%, primarily driven by higher recurring commissions and fees. Recurring commissions and fees of CHF 227 million increased 14%, mainly driven by higher discretionary mandate management fees, higher revenues from our investment in Swisscard, higher security account and custody services fees as well as higher investment product management fees. Net interest income of CHF 400 million was stable, with significantly higher treasury revenues, offset by lower deposit margins on slightly lower average deposit volumes and higher loan margins on slightly lower average loan volumes. Transaction-based revenues of CHF 102 million decreased 4%, driven by lower brokerage and product issuing fees and lower revenues from GTS, partially offset by higher corporate advisory fees. Other revenues in 3Q21 included a loss from the sale of Credit Suisse Life & Pensions AG of CHF 6 million.

Results - Private Clients
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	724	718	700	1	3	2,179	2,305	(5)
Provision for credit losses	9	5	5	80	80	19	45	(58)
Compensation and benefits	259	267	285	(3)	(9)	805	868	(7)
General and administrative expenses	164	163	149	1	10	476	463	3
Commission expenses	22	23	25	(4)	(12)	63	70	(10)
Restructuring expenses	–	1	36	–	–	6	36	(83)
Total other operating expenses	186	187	210	(1)	(11)	545	569	(4)
Total operating expenses	445	454	495	(2)	(10)	1,350	1,437	(6)
Income before taxes	270	259	200	4	35	810	823	(2)
Statement of operations metrics (%)
Cost/income ratio	61.5	63.2	70.7	–	–	62.0	62.3	–
Net revenue detail (CHF million)
Net interest income	400	399	396	0	1	1,203	1,211	(1)
Recurring commissions and fees	227	210	199	8	14	636	582	9
Transaction-based revenues	102	109	106	(6)	(4)	348	384	(9)
Other revenues	(5)	0	(1)	–	400	(8)	128	–
Net revenues	724	718	700	1	3	2,179	2,305	(5)
Margins on assets under management (annualized) (bp)
Gross margin [1]	133	134	138	–	–	136	150	–
Net margin [2]	50	48	39	–	–	51	54	–
Number of relationship managers
Number of relationship managers	1,240	1,270	1,310	(2)	(5)	1,240	1,310	(5)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 2Q21, net revenues were stable, with higher recurring commissions and fees offset by lower transaction-based revenues and lower other revenues. Recurring commissions and fees increased 8%, primarily driven by higher revenues from our investment in Swisscard and higher banking services fees. Net interest income was stable, with higher loan margins on stable average loan volumes, offset by lower deposit margins on stable average deposit volumes. Transaction-based revenues decreased 6%, driven by lower equity participations income as well as lower brokerage and product issuing fees, partially offset by higher corporate advisory fees. Other revenues in 3Q21 included the loss from the sale of Credit Suisse Life & Pensions AG.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 3Q21, Private Clients recorded provision for credit losses of CHF 9 million compared to provision for credit losses of CHF 5 million in 3Q20 and CHF 5 million in 2Q21. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 3Q20, total operating expenses of CHF 445 million decreased 10%, driven by restructuring expenses in 3Q20 and lower compensation and benefits, partially offset by higher general and administrative expenses. 3Q20 included restructuring expenses of CHF 36 million. Compensation and benefits of CHF 259 million decreased 9%, mainly reflecting lower allocated corporate function costs, lower discretionary compensation expenses and lower salary expenses, partially offset by higher pension expenses. General and administrative expenses of CHF 164 million increased 10%, mainly driven by higher advertising and marketing expenses as well as higher allocated corporate function costs, partially offset by lower occupancy expenses.
Compared to 2Q21, total operating expenses decreased 2%. Compensation and benefits decreased 3%, mainly driven by lower social security expenses and lower discretionary compensation expenses, partially offset by higher allocated corporate function costs. General and administrative expenses were stable, with higher advertising and marketing expenses as well as higher professional services fees, offset by lower allocated corporate function costs and lower occupancy expenses.

Margins
Our gross margin was 133 basis points in 3Q21, a decrease of five basis points compared to 3Q20, primarily reflecting a 7.2% increase in average assets under management, partially offset by higher recurring commissions and fees. Compared to 2Q21, our gross margin was one basis point lower, mainly driven by a 1.8% increase in average assets under management, lower transaction-based revenues and lower other revenues, partially offset by higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 50 basis points in 3Q21, an increase of eleven basis points compared to 3Q20, reflecting lower total operating expenses and higher net revenues, partially offset by the higher average assets under management and higher provision for credit losses. Compared to 2Q21, our net margin was two basis points higher, with lower total operating expenses and higher net revenues, partially offset by the higher average assets under management and higher provision for credit losses.
Assets under management
As of the end of 3Q21, assets under management of CHF 217.3 billion were CHF 0.3 billion higher compared to the end of 2Q21, driven by net new assets, partially offset by unfavorable market movements. Net new assets of CHF 1.9 billion reflected inflows from all businesses.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Assets under management (CHF billion)
Assets under management	217.3	217.0	205.0	0.1	6.0	217.3	205.0	6.0
Average assets under management	218.1	214.2	203.5	1.8	7.2	213.4	204.8	4.2
Assets under management by currency (CHF billion)
USD	37.7	36.6	33.9	3.0	11.2	37.7	33.9	11.2
EUR	20.5	21.0	18.9	(2.4)	8.5	20.5	18.9	8.5
CHF	150.0	149.9	144.7	0.1	3.7	150.0	144.7	3.7
Other	9.1	9.5	7.5	(4.2)	21.3	9.1	7.5	21.3
Assets under management	217.3	217.0	205.0	0.1	6.0	217.3	205.0	6.0
Growth in assets under management (CHF billion)
Net new assets	1.9	(0.9)	2.0	–	–	3.2	(3.8)	–
Other effects	(1.6)	4.8	1.2	–	–	5.5	(8.8)	–
of which market movements	(1.3)	6.1	2.2	–	–	8.5	(5.8)	–
of which foreign exchange	-	(0.9)	(0.7)	–	–	2.4	(2.3)	–
of which other	(0.3)	(0.4)	(0.3)	–	–	(5.4)	(0.7)	–
Growth in assets under management	0.3	3.9	3.2	–	–	8.7	(12.6)	–
Growth in assets under management (annualized) (%)
Net new assets	3.5	(1.7)	4.0	–	–	2.0	(2.3)	–
Other effects	(2.9)	9.0	2.3	–	–	3.6	(5.4)	–
Growth in assets under management (annualized)	0.6	7.3	6.3	–	–	5.6	(7.7)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.5	0.6	(2.0)	–	–	–	–	–
Other effects	5.5	6.9	(2.3)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	6.0	7.5	(4.3)	–	–	–	–	–

Corporate & Institutional Clients
Results details
In 3Q21, income before taxes of CHF 353 million increased 53% compared to 3Q20, driven by higher net revenues and lower provision for credit losses. Compared to 2Q21, income before taxes decreased 24%, mainly reflecting lower net revenues and higher provision for credit losses.
Net revenues
Compared to 3Q20, net revenues of CHF 667 million increased 12%, reflecting higher revenues across all major revenue categories. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group. Transaction-based revenues of CHF 191 million increased 9%, mainly reflecting valuation gains on derivatives in connection with the transition from Interbank Offered Rate (IBOR) to alternative reference rates. Net interest income of CHF 274 million increased 6%, with lower loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes and lower treasury revenues. Recurring commissions and fees of CHF 179 million increased 7%, reflecting higher investment advisory fees, higher security account and custody services fees, higher investment product management fees as well as higher discretionary mandate management fees.
Compared to 2Q21, net revenues decreased 12%, driven by lower other revenues, partially offset by higher net interest income and higher transaction-based revenues. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group of CHF 39 million, while other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 95 million and the insurance claim refund of CHF 49 million relating to a major litigation case. Recurring commissions and fees were stable, with lower fees from lending activities and lower investment product management fees, offset by higher discretionary mandate management fees and higher investment advisory fees. Net interest income increased 3%, mainly reflecting higher treasury revenues, partially offset by lower deposit margins on higher average deposit volumes. Transaction-based revenues increased 4%, mainly reflecting the valuation gains on derivatives in connection with the transition from IBOR to alternative reference rates, partially offset by lower revenues from our Swiss investment banking business and lower equity participations income.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	667	759	594	(12)	12	2,138	1,917	12
Provision for credit losses	(5)	(26)	47	(81)	–	(10)	159	–
Compensation and benefits	192	193	193	(1)	(1)	578	608	(5)
General and administrative expenses	100	92	93	9	8	270	264	2
Commission expenses	27	30	26	(10)	4	89	87	2
Restructuring expenses	–	4	5	–	–	8	5	60
Total other operating expenses	127	126	124	1	2	367	356	3
Total operating expenses	319	319	317	0	1	945	964	(2)
Income before taxes	353	466	230	(24)	53	1,203	794	52
Statement of operations metrics (%)
Cost/income ratio	47.8	42.0	53.4	–	–	44.2	50.3	–
Net revenue detail (CHF million)
Net interest income	274	265	258	3	6	818	814	0
Recurring commissions and fees	179	181	168	(1)	7	542	506	7
Transaction-based revenues	191	183	175	4	9	594	607	(2)
Other revenues	23	130	(7)	(82)	–	184	(10)	–
Net revenues	667	759	594	(12)	12	2,138	1,917	12
Number of relationship managers
Number of relationship managers	510	510	480	0	6	510	480	6

Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 3Q21, Corporate & Institutional Clients recorded a release of provision for credit losses of CHF 5 million compared to provision for credit losses of CHF 47 million in 3Q20 and a release of provision for credit losses of CHF 26 million in 2Q21. Provision for credit losses in 3Q21 mainly reflected a release of current expected credit loss (CECL) related provisions of CHF 7 million.
Total operating expenses
Compared to 3Q20, total operating expenses of CHF 319 million were stable, primarily reflecting higher general and administrative expenses, offset by restructuring expenses in 3Q20. 3Q20 included restructuring expenses of CHF 5 million. General and administrative expenses of CHF 100 million increased 8%, mainly reflecting higher allocated corporate function costs. Compensation and benefits of CHF 192 million were stable, with lower discretionary compensation expenses and lower social security expenses, offset by higher salary expenses and higher allocated corporate function costs.
Compared to 2Q21, total operating expenses were stable, with higher general and administrative expenses, offset by restructuring expenses in 2Q21. 2Q21 included restructuring expenses of CHF 4 million. General and administrative expenses increased 9%, mainly reflecting higher allocated corporate function costs. Compensation and benefits were stable, with lower social security expenses and lower discretionary compensation expenses, offset by higher allocated corporate function costs.
Assets under management
As of the end of 3Q21, assets under management of CHF 506.3 billion were CHF 1.5 billion higher compared to the end of 2Q21, driven by favorable market movements, partially offset by net asset outflows. Net asset outflows of CHF 0.4 billion were driven by a small number of individual cases.

International Wealth Management
In 3Q21, we reported income before taxes of CHF 193 million and net revenues of CHF 829 million. Income before taxes decreased 2% and 43% compared to 3Q20 and 2Q21, respectively.
Results summary
3Q21 results
In 3Q21, income before taxes of CHF 193 million decreased 2% compared to 3Q20. Net revenues of CHF 829 million were stable, with lower net interest income and lower transaction- and performance-based revenues, offset by higher recurring commissions and fees and higher other revenues. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 52 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 35 million. Provision for credit losses was CHF 12 million compared to CHF 8 million in 3Q20. Total operating expenses of CHF 624 million were stable, with lower compensation and benefits and restructuring expenses in 3Q20, offset by higher general and administrative expenses and higher commission expenses.
Compared to 2Q21, income before taxes decreased 43%. Net revenues decreased 11%, mainly reflecting lower other revenues and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group, partially offset by the loss from the sale of Credit Suisse Life & Pensions AG. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 127 million. Provision for credit losses was CHF 12 million compared to a release of provision for credit losses of CHF 25 million in 2Q21. Total operating expenses were stable, with higher general and administrative expenses, offset by lower compensation and benefits and restructuring expenses in 2Q21.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 3Q21, we reported RWA of CHF 34.0 billion, a decrease of CHF 0.3 billion compared to the end of 2Q21, mainly related to movements in risk levels, primarily in credit risk, and internal model and parameter updates in market risk and credit risk. Leverage exposure of CHF 108.6 billion was CHF 0.4 billion higher compared to the end of 2Q21, mainly driven by higher HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	829	930	836	(11)	(1)	2,746	2,773	(1)
Provision for credit losses	12	(25)	8	–	50	(13)	79	–
Compensation and benefits	379	390	398	(3)	(5)	1,134	1,261	(10)
General and administrative expenses	203	178	182	14	12	557	512	9
Commission expenses	42	42	35	0	20	122	107	14
Restructuring expenses	–	5	16	–	–	5	16	(69)
Total other operating expenses	245	225	233	9	5	684	635	8
Total operating expenses	624	615	631	1	(1)	1,818	1,896	(4)
Income before taxes	193	340	197	(43)	(2)	941	798	18
Statement of operations metrics (%)
Return on regulatory capital	12.6	22.0	13.1	–	–	20.6	18.0	–
Cost/income ratio	75.3	66.1	75.5	–	–	66.2	68.4	–
Number of employees (full-time equivalents)
Number of employees	8,050	8,000	7,760	1	4	8,050	7,760	4

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net revenue detail (CHF million)
Net interest income	264	269	302	(2)	(13)	818	961	(15)
Recurring commissions and fees	306	318	272	(4)	13	920	839	10
Transaction- and performance-based revenues	241	216	259	12	(7)	808	960	(16)
Other revenues	18	127	3	(86)	500	200	13	–
Net revenues	829	930	836	(11)	(1)	2,746	2,773	(1)
Balance sheet statistics (CHF million)
Total assets	92,911	91,957	92,077	1	1	92,911	92,077	1
Net loans	54,803	55,264	52,541	(1)	4	54,803	52,541	4
Risk-weighted assets	33,960	34,254	34,179	(1)	(1)	33,960	34,179	(1)
Leverage exposure	108,631	108,182	101,878	0	7	108,631	101,878	7
Margins on assets under management (annualized) (bp)
Gross margin [1]	84	95	96	–	–	95	106	–
Net margin [2]	20	35	23	–	–	32	31	–
Number of relationship managers
Number of relationship managers	1,110	1,140	1,130	(3)	(2)	1,110	1,130	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	International Wealth Management
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	829	930	836	2,746	2,773
(Gains)/losses on business sales	35	0	0	35	0
Adjusted net revenues	864	930	836	2,781	2,773
Significant items
Gain related to InvestLab transfer	0	0	0	0	(15)
Gain on equity investment in Allfunds Group	(52)	(127)	0	(237)	0
Adjusted net revenues excluding significant items	812	803	836	2,544	2,758
Provision for credit losses	12	(25)	8	(13)	79
Total operating expenses	624	615	631	1,818	1,896
Restructuring expenses	–	(5)	(16)	(5)	(16)
Major litigation provisions	0	0	(20)	11	12
Expenses related to real estate disposals	0	0	(3)	(5)	(2)
Adjusted total operating expenses	624	610	592	1,819	1,890
Significant items
Expenses related to equity investment in Allfunds Group	0	(7)	0	(7)	0
Adjusted total operating expenses excluding significant items	624	603	592	1,812	1,890
Income before taxes	193	340	197	941	798
Adjusted income before taxes	228	345	236	975	804
Adjusted income before taxes excluding significant items	176	225	236	745	789
Adjusted return on regulatory capital (%)	14.8	22.4	15.6	21.3	18.1
Adjusted return on regulatory capital excluding significant items (%)	11.5	14.6	15.6	16.3	17.8
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 3Q20, net revenues of CHF 829 million were stable, with lower net interest income and lower transaction- and performance-based revenues, offset by higher recurring commissions and fees and higher other revenues. Net interest income of CHF 264 million decreased 13%, mainly reflecting lower deposit margins on higher average deposit volumes and lower treasury revenues. Transaction- and performance-based revenues of CHF 241 million decreased 7%, mainly driven by a revaluation loss on an investment compared to a revaluation gain in 3Q20, lower client activity, including lower structured product issuances, and lower revenues from GTS. Recurring commissions and fees of CHF 306 million increased 13%, mainly driven by higher investment product management fees, higher security account and custody services fees, higher fees from lending activities, higher discretionary mandate management fees and higher investment advisory fees. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group of CHF 52 million, partially offset by the loss from the sale of Credit Suisse Life & Pensions AG of CHF 35 million.
Compared to 2Q21, net revenues decreased 11%, mainly reflecting lower other revenues and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group, partially offset by the loss from the sale of Credit Suisse Life & Pensions AG. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 127 million. Recurring commissions and fees decreased 4%, mainly reflecting lower fees from lending activities and lower banking services fees. Net interest income decreased 2%, with lower loan margins on stable average loan volumes, partially offset by higher treasury revenues. Transaction- and performance-based revenues increased 12%, mainly reflecting higher revenues from GTS, higher brokerage and product issuing fees and higher corporate advisory fees from integrated solutions, partially offset by lower performance fees, lower equity participations income and lower fees from foreign exchange client business.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 3Q21, we recorded provision for credit losses of CHF 12 million, compared to provision for credit losses of CHF 8 million in 3Q20 and a release of provision for credit losses of CHF 25 million in 2Q21. Provision for credit losses in 3Q21 was primarily driven by an increase of CECL-related provisions and a small number of individual cases.
Total operating expenses
Compared to 3Q20, total operating expenses of CHF 624 million were stable, with lower compensation and benefits and restructuring expenses in 3Q20, offset by higher general and administrative expenses and higher commission expenses. 3Q20 included restructuring expenses of CHF 16 million. Compensation and benefits of CHF 379 million decreased 5%, mainly driven by lower deferred compensation expenses from prior-year awards and lower discretionary compensation expenses. General and administrative expenses of CHF 203 million increased 12%, mainly driven by higher allocated corporate function costs and higher professional services fees, partially offset by lower litigation provisions.
Compared to 2Q21, total operating expenses were stable, with higher general and administrative expenses, offset by lower compensation and benefits and restructuring expenses in 2Q21. 2Q21 included restructuring expenses of CHF 5 million. General and administrative expenses increased 14%, mainly reflecting higher allocated corporate function costs. Compensation and benefits decreased 3%, primarily reflecting lower allocated corporate function costs and lower deferred compensation expenses from prior-year awards, partially offset by higher discretionary compensation expenses.
Margins
Our gross margin was 84 basis points in 3Q21, a decrease of 12 basis points compared to 3Q20, driven by a 13.9% increase in average assets under management, lower net interest income and lower transaction- and performance-based revenues, partially offset by higher recurring commissions and fees and higher other revenues. Compared to 2Q21, our gross margin was eleven basis points lower, mainly reflecting lower other revenues and a 1.4% increase in average assets under management, partially offset by higher transaction- and performance-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 20 basis points in 3Q21, a decrease of three basis points compared to 3Q20, mainly reflecting the higher average assets under management. Our net margin was 15 basis points lower compared to 2Q21, mainly reflecting lower net revenues and higher provision for credit losses.

Assets under management
As of the end of 3Q21, assets under management of CHF 395.7 billion were CHF 3.8 billion lower compared to the end of 2Q21, mainly driven by unfavorable foreign exchange-related movements, structural effects and unfavorable market movements, partially offset by net new assets. Net new assets of CHF 1.4 billion mainly reflected inflows in Western Europe.
Assets under management
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Assets under management (CHF billion)
Assets under management	395.7	399.5	352.0	(1.0)	12.4	395.7	352.0	12.4
Average assets under management	395.0	389.7	346.8	1.4	13.9	386.5	347.7	11.2
Assets under management by currency (CHF billion)
USD	203.6	201.5	176.2	1.0	15.6	203.6	176.2	15.6
EUR	112.7	116.4	105.1	(3.2)	7.2	112.7	105.1	7.2
CHF	18.1	18.8	17.7	(3.7)	2.3	18.1	17.7	2.3
Other	61.3	62.8	53.0	(2.4)	15.7	61.3	53.0	15.7
Assets under management	395.7	399.5	352.0	(1.0)	12.4	395.7	352.0	12.4
Growth in assets under management (CHF billion)
Net new assets	1.4	(0.3)	6.9	–	–	8.3	12.4	–
Other effects	(5.2)	13.6	0.6	–	–	22.0	(30.4)	–
of which market movements	(1.6)	16.2	7.5	–	–	15.0	(5.0)	–
of which foreign exchange	(1.9)	(1.1)	(4.7)	–	–	13.2	(22.1)	–
of which other	(1.7)	(1.5)	(2.2)	–	–	(6.2)	(3.3)	–
Growth in assets under management	(3.8)	13.3	7.5	–	–	30.3	(18.0)	–
Growth in assets under management (annualized) (%)
Net new assets	1.4	(0.3)	8.0	–	–	3.0	4.5	–
Other effects	(5.2)	14.1	0.7	–	–	8.1	(11.0)	–
Growth in assets under management (annualized)	(3.8)	13.8	8.7	–	–	11.1	(6.5)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.6	5.3	3.6	–	–	–	–	–
Other effects	8.8	10.7	(7.2)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	12.4	16.0	(3.6)	–	–	–	–	–

Asia Pacific
In 3Q21, we reported income before taxes of CHF 228 million and net revenues of CHF 771 million. Income before taxes increased 29% compared to 3Q20 and decreased 9% compared to 2Q21.
Results summary
3Q21 results
In 3Q21, income before taxes of CHF 228 million increased 29% compared to 3Q20. Net revenues of CHF 771 million increased 6%, driven by higher other revenues, higher transaction-based revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 39 million. Provision for credit losses was CHF 7 million in 3Q21 compared to CHF 45 million in 3Q20. Total operating expenses of CHF 536 million increased 6%, mainly due to higher general and administrative expenses and higher compensation and benefits.
Compared to 2Q21, income before taxes decreased 9%. Net revenues decreased 3%, primarily driven by lower other revenues and lower net interest income, partially offset by higher transaction-based revenues. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group of CHF 39 million, compared to a gain of CHF 95 million in 2Q21. Provision for credit losses was CHF 7 million compared to CHF 6 million in 2Q21. Total operating expenses were stable.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 3Q21, we reported RWA of CHF 26.7 billion, CHF 1.9 billion lower compared to the end of 2Q21, mainly driven by movements in risk levels in credit risk, primarily relating to reduced lending exposures. Leverage exposure of CHF 79.9 billion was CHF 0.8 billion higher compared to the end of 2Q21, mainly reflecting higher HQLA, partially offset by lower business usage.
Divisional results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	771	798	728	(3)	6	2,629	2,371	11
Provision for credit losses	7	6	45	17	(84)	40	230	(83)
Compensation and benefits	335	337	324	(1)	3	986	978	1
General and administrative expenses	162	162	145	0	12	477	452	6
Commission expenses	39	40	35	(3)	11	120	118	2
Restructuring expenses	–	3	2	–	–	4	2	100
Total other operating expenses	201	205	182	(2)	10	601	572	5
Total operating expenses	536	542	506	(1)	6	1,587	1,550	2
Income before taxes	228	250	177	(9)	29	1,002	591	70
Statement of operations metrics (%)
Return on regulatory capital	19.2	20.3	15.1	–	–	28.1	16.0	–
Cost/income ratio	69.5	67.9	69.5	–	–	60.4	65.4	–
Number of employees (full-time equivalents)
Number of employees	7,360	7,090	6,880	4	7	7,360	6,880	7

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net revenue detail (CHF million)
Net interest income	222	252	257	(12)	(14)	734	830	(12)
Recurring commissions and fees	102	105	85	(3)	20	306	259	18
Transaction-based revenues	408	345	386	18	6	1,411	1,255	12
Other revenues	39	96	0	(59)	–	178	27	–
Net revenues	771	798	728	(3)	6	2,629	2,371	11
Balance sheet statistics (CHF million)
Total assets	72,330	70,569	67,140	2	8	72,330	67,140	8
Net loans	38,695	40,946	38,433	(5)	1	38,695	38,433	1
Risk-weighted assets	26,671	28,606	26,732	(7)	0	26,671	26,732	0
Leverage exposure	79,871	79,081	73,929	1	8	79,871	73,929	8
Margins on assets under management (annualized) (bp)
Gross margin [1]	134	136	135	–	–	151	149	–
Net margin [2]	40	43	33	–	–	58	37	–
Number of relationship managers
Number of relationship managers	670	650	600	3	12	670	600	12
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income including revenues from GTS, financing, underwriting and advisory fees, equity participations income and other transaction-based income. Financing revenues include unrealized mark-to-market movements on our fair valued portfolio.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Asia Pacific
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	771	798	728	2,629	2,371
Significant items
Gain related to InvestLab transfer	0	0	0	0	(25)
Gain on equity investment in Allfunds Group	(39)	(95)	0	(177)	0
Adjusted net revenues excluding significant items	732	703	728	2,452	2,346
Provision for credit losses	7	6	45	40	230
Total operating expenses	536	542	506	1,587	1,550
Restructuring expenses	–	(3)	(2)	(4)	(2)
Adjusted total operating expenses	536	539	504	1,583	1,548
Significant items
Expenses related to equity investment in Allfunds Group	(1)	(6)	0	(7)	0
Adjusted total operating expenses excluding significant items	535	533	504	1,576	1,548
Income before taxes	228	250	177	1,002	591
Adjusted income before taxes	228	253	179	1,006	593
Adjusted income before taxes excluding significant items	190	164	179	836	568
Adjusted return on regulatory capital (%)	19.2	20.5	15.3	28.2	16.0
Adjusted return on regulatory capital excluding significant items (%)	16.0	13.3	15.3	23.4	15.4
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 3Q20, net revenues of CHF 771 million increased 6%, driven by higher other revenues, higher transaction-based revenues and higher recurring commissions and fees, partially offset by lower net interest income. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group. Transaction-based revenues increased 6% to CHF 408 million, primarily reflecting higher financing revenues and higher revenues from completed mergers and acquisitions (M&A) transactions, partially offset by lower client activity and lower revenues from GTS. Financing revenues in 3Q21 mainly reflected lower unrealized mark-to-market losses, net of hedges, of CHF 14 million on our fair valued portfolio compared to mark-to-market losses, net of hedges, of CHF 37 million in 3Q20. Recurring commissions and fees increased 20% to CHF 102 million, primarily reflecting higher investment product management fees, discretionary mandate management fees and investment advisory fees. Net interest income decreased 14% to CHF 222 million, mainly reflecting lower loan margins on higher average loan volumes and significantly lower deposit margins on higher average deposit volumes, partially offset by higher treasury revenues.
Compared to 2Q21, net revenues decreased 3%, primarily reflecting lower other revenues and lower net interest income, partially offset by higher transaction-based revenues. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group of CHF 39 million, compared to a gain of CHF 95 million in 2Q21. Net interest income decreased 12%, mainly reflecting lower loan margins on lower average loan volumes. Recurring commissions and fees decreased 3%, mainly reflecting lower banking services fees. Transaction-based revenues increased 18%, primarily reflecting higher revenues from GTS, higher financing revenues, higher equity underwriting revenues and higher revenues from completed M&A transactions, partially offset by lower debt underwriting revenues. Financing revenues in 3Q21 included higher unrealized mark-to-market losses, net of hedges, of CHF 14 million on our fair valued portfolio compared to mark-to-market losses, net of hedges, of CHF 7 million in 2Q21.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 3Q21, we recorded provision for credit losses of CHF 7 million, compared to provision for credit losses of CHF 45 million in 3Q20 and CHF 6 million in 2Q21. The provision for credit losses in 3Q21 primarily related to two individual cases.
Total operating expenses
Total operating expenses of CHF 536 million increased 6% compared to 3Q20, primarily reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 162 million increased 12%, primarily due to higher allocated corporate function costs, higher occupancy costs and higher professional services fees. Compensation and benefits of CHF 335 million increased 3%, mainly reflecting higher salary expenses and higher allocated corporate function costs, primarily due to headcount-related growth investments, partially offset by lower deferred compensation expenses from prior-year awards and lower discretionary compensation expenses.
Compared to 2Q21, total operating expenses were stable. Compensation and benefits were stable, mainly reflecting lower deferred compensation expenses from prior-year awards, offset by higher salary expenses, primarily due to headcount-related growth investments. General and administrative expenses were stable.
Margins
Our gross margin was 134 basis points in 3Q21, one basis points lower compared to 3Q20, reflecting a 6.3% increase in average assets under management and lower net interest income, largely offset by the gain on the equity investment in Allfunds Group in 3Q21, higher transaction-based revenues and higher recurring commissions and fees. Compared to 2Q21, our gross margin was two basis points lower, mainly reflecting the lower gain on the equity investment in Allfunds Group and lower net interest income, partially offset by higher transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 40 basis points in 3Q21, seven basis points higher compared to 3Q20, mainly reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses. Compared to 2Q21, our net margin was three basis points lower, mainly reflecting lower net revenues.
Assets under management
As of the end of 3Q21, assets under management of CHF 230.1 billion were CHF 6.2 billion lower compared to the end of 2Q21, mainly reflecting unfavorable market movements, partially offset by net new assets. Net new assets of CHF 2.9 billion mainly reflected inflows from Australia, Southeast Asia and Japan.

Assets under management
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Assets under management (CHF billion)
Assets under management	230.1	236.3	218.5	(2.6)	5.3	230.1	218.5	5.3
Average assets under management	229.3	234.1	215.7	(2.1)	6.3	231.5	212.6	8.9
Assets under management by currency (CHF billion)
USD	127.7	131.2	125.2	(2.7)	2.0	127.7	125.2	2.0
EUR	7.0	6.4	5.9	9.4	18.6	7.0	5.9	18.6
CHF	2.0	2.0	1.6	0.0	25.0	2.0	1.6	25.0
Other	93.4	96.7	85.8	(3.4)	8.9	93.4	85.8	8.9
Assets under management	230.1	236.3	218.5	(2.6)	5.3	230.1	218.5	5.3
Growth in assets under management (CHF billion)
Net new assets	2.9	(6.1)	2.2	–	–	1.8	9.7	–
Other effects	(9.1)	0.5	0.5	–	–	7.0	(11.2)	–
of which market movements	(10.0)	4.5	5.5	–	–	(2.0)	(0.6)	–
of which foreign exchange	0.9	(4.1)	(4.7)	–	–	10.0	(10.3)	–
of which other	0.0	0.1	(0.3)	–	–	(1.0)	(0.3)	–
Growth in assets under management	(6.2)	(5.6)	2.7	–	–	8.8	(1.5)	–
Growth in assets under management (annualized) (%)
Net new assets	4.9	(10.1)	4.1	–	–	1.1	5.9	–
Other effects	(15.4)	0.8	0.9	–	–	4.2	(6.8)	–
Growth in assets under management (annualized)	(10.5)	(9.3)	5.0	–	–	5.3	(0.9)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.3	0.0	4.8	–	–	–	–	–
Other effects	5.0	9.5	(4.2)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	5.3	9.5	0.6	–	–	–	–	–

Asset Management
In 3Q21, we reported income before taxes of CHF 2 million and net revenues of CHF 279 million. Income before taxes decreased significantly compared to 3Q20 and 2Q21.
Results summary
3Q21 results
In 3Q21, we reported income before taxes of CHF 2 million, which decreased significantly compared to 3Q20, mainly driven by a further impairment of CHF 113 million to the valuation of our non-controlling interest in York. Net revenues of CHF 279 million decreased 9% compared to 3Q20, driven by lower investment and partnership income reflecting the York impairment loss, partially offset by growth in management fees, reflecting higher average assets under management, and increased performance and placement revenues. Total operating expenses of CHF 276 million decreased 3% compared to 3Q20, mainly due to lower compensation and benefits and the restructuring expenses incurred in 3Q20, partially offset by higher general and administrative expenses.
Compared to 2Q21, income before taxes decreased significantly, driven by the York impairment loss. Net revenues decreased 31%, mainly reflecting lower investment and partnership income reflecting the York impairment loss. Total operating expenses decreased 8%, mainly due to lower compensation and benefits, partially offset by higher general and administrative expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 3Q21, we reported RWA of CHF 8.2 billion, a decrease of CHF 1.7 billion compared to the end of 2Q21, mainly related to movements in risk levels in credit risk related to the York impairment loss. In addition, the redemption of a hedge fund investment at the start of the quarter decreased market risk levels allocated to Asset Management. Leverage exposure of CHF 2.6 billion was stable compared to the end of 2Q21.
Divisional results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	279	404	306	(31)	(9)	1,069	1,112	(4)
Provision for credit losses	1	1	4	0	(75)	2	6	(67)
Compensation and benefits	135	174	165	(22)	(18)	466	498	(6)
General and administrative expenses	113	96	85	18	33	295	268	10
Commission expenses	28	27	21	4	33	82	61	34
Restructuring expenses	–	2	13	–	–	3	13	(77)
Total other operating expenses	141	125	119	13	18	380	342	11
Total operating expenses	276	299	284	(8)	(3)	846	840	1
Income before taxes	2	104	18	(98)	(89)	221	266	(17)
Statement of operations metrics (%)
Return on regulatory capital	1.2	43.5	6.9	–	–	32.8	35.1	–
Cost/income ratio	98.9	74.0	92.8	–	–	79.1	75.5	–
Number of employees (full-time equivalents)
Number of employees	2,270	2,220	2,080	2	9	2,270	2,080	9

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net revenue detail (CHF million)
Management fees	290	285	261	2	11	859	781	10
Performance and placement revenues	59	66	40	(11)	48	198	55	260
Investment and partnership income	(70)	53	5	–	–	12	276	(96)
Net revenues	279	404	306	(31)	(9)	1,069	1,112	(4)
of which recurring commissions and fees	274	272	250	1	10	811	743	9
of which transaction- and performance-based revenues	122	129	77	(5)	58	348	205	70
of which other revenues	(117)	3	(21)	–	457	(90)	164	–
Balance sheet statistics (CHF million)
Total assets	3,519	3,591	4,085	(2)	(14)	3,519	4,085	(14)
Risk-weighted assets	8,178	9,894	10,776	(17)	(24)	8,178	10,776	(24)
Leverage exposure	2,561	2,754	3,360	(7)	(24)	2,561	3,360	(24)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	279	404	306	1,069	1,112
Significant items
Gain related to InvestLab transfer	0	0	0	0	(203)
Impairment on York Capital Management	113	0	0	113	0
Adjusted net revenues excluding significant items	392	404	306	1,182	909
Provision for credit losses	1	1	4	2	6
Total operating expenses	276	299	284	846	840
Restructuring expenses	–	(2)	(13)	(3)	(13)
Expenses related to real estate disposals	0	0	(1)	(1)	(1)
Adjusted total operating expenses	276	297	270	842	826
Income before taxes	2	104	18	221	266
Adjusted income before taxes	2	106	32	225	280
Adjusted income before taxes excluding significant items	115	106	32	338	77
Adjusted return on regulatory capital (%)	1.2	44.6	12.1	33.4	36.9
Adjusted return on regulatory capital excluding significant items (%)	52.1	44.6	12.1	50.2	10.1
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results detail
Net revenues
Compared to 3Q20, net revenues of CHF 279 million decreased 9%, mainly due to lower investment and partnership income primarily driven by the York impairment loss. Management fees of CHF 290 million increased 11% compared to 3Q20, mainly reflecting higher average assets under management. Performance and placement revenues of CHF 59 million increased 48% compared to 3Q20, mainly due to higher placement fees.
Compared to 2Q21, net revenues decreased 31%, mainly due to lower investment and partnership income reflecting the York impairment loss. Performance and placement revenues decreased 11%, primarily driven by lower performance fees, partially offset by higher placement fees. Management fees increased 2%, with higher average assets under management and increased real estate-related transaction fees.

Total operating expenses
Total operating expenses of CHF 276 million decreased 3%, compared to 3Q20, mainly due to lower compensation and benefits and the restructuring expenses incurred in 3Q20, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 135 million decreased 18%, primarily driven by lower discretionary compensation expenses. General and administrative expenses of CHF 113 million increased 33%, mainly reflecting increased professional services fees relating to the wind down and administration of our supply chain finance funds. 3Q20 included restructuring expenses of CHF 13 million.
Compared to 2Q21, total operating expenses decreased 8%, mainly due to lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits decreased 22%, driven by lower salary expenses, discretionary compensation expenses and deferred compensation compared to 2Q21, which included expenses related to the departure of an alternative investment fund team and the sale of a private equity investment in a fund. General and administrative expenses increased 18%, mainly driven by the increased professional services fees relating to the wind down and administration of our supply chain finance funds.
Assets under management
As of the end of 3Q21, assets under management of CHF 474.7 billion were CHF 3.3 billion higher compared to the end of 2Q21, mainly reflecting favorable market movements, partially offset by net asset outflows. Net asset outflows of CHF 1.7 billion were mainly driven by outflows from traditional investments, primarily in index solutions, partially offset by net new assets in investments and partnerships.
Assets under management
	in / end of			% change		in / end of			% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21		9M20	YoY
Assets under management (CHF billion)
Traditional investments	305.3	303.0	268.7	0.8	13.6	305.3		268.7	13.6
Alternative investments	118.5	117.4	128.7	0.9	(7.9)	118.5		128.7	(7.9)
Investments and partnerships	50.9	51.0	41.1	(0.2)	23.8	50.9		41.1	23.8
Assets under management	474.7	471.4	438.5	0.7	8.3	474.7		438.5	8.3
Average assets under management	472.2	460.9	429.5	2.5	9.9	461.2		424.8	8.6
Assets under management by currency (CHF billion)
USD	124.5	128.0	120.8	(2.7)	3.1	124.5		120.8	3.1
EUR	59.1	59.0	54.2	0.2	9.0	59.1		54.2	9.0
CHF	234.7	229.2	219.9	2.4	6.7	234.7		219.9	6.7
Other	56.4	55.2	43.6	2.2	29.4	56.4		43.6	29.4
Assets under management	474.7	471.4	438.5	0.7	8.3	474.7		438.5	8.3
Growth in assets under management (CHF billion)
Net new assets [1]	(1.7)	1.3	5.0	–	–	9.9		9.2	–
Other effects	5.0	12.1	9.7	–	–	24.5		(8.6)	–
of which market movements	4.8	14.2	11.8	–	–	24.5		(0.2)	–
of which foreign exchange	0.5	(2.1)	(2.6)	–	–	10.6		(8.9)	–
of which other	(0.3)	0.0	0.5	–	–	(10.6)	[2]	0.5	–
Growth in assets under management	3.3	13.4	14.7	–	–	34.4		0.6	–
Growth in assets under management (annualized) (%)
Net new assets	(1.4)	1.1	4.7	–	–	3.0		2.8	–
Other effects	4.2	10.6	9.2	–	–	7.4		(2.6)	–
Growth in assets under management (annualized)	2.8	11.7	13.9	–	–	10.4		0.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.7	5.4	3.9	–	–	–		–	–
Other effects	4.6	5.8	(1.0)	–	–	–		–	–
Growth in assets under management (rolling four-quarter average)	8.3	11.2	2.9	–	–	–		–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Investment Bank
In 3Q21, we reported income before taxes of CHF 770 million and net revenues of CHF 2,266 million. Net revenues increased 11% compared to a strong 3Q20, reflecting constructive market conditions and higher client activity across several businesses.
Results summary
3Q21 results
In 3Q21, we reported income before taxes of CHF 770 million compared to CHF 370 million in 3Q20, reflecting higher revenues and a release of provision for credit losses. Net revenues of CHF 2,266 million increased 11%, driven by higher industry-wide activity across capital markets and advisory, robust equity derivatives results and continued high levels of activity in our securitized products franchise, despite our lower capital usage in the quarter, particularly in prime services. We recorded a release of provision for credit losses of CHF 170 million in 3Q21 compared to CHF 14 million in 3Q20, driven by a release of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos. Total operating expenses of CHF 1,666 million were stable, as lower compensation and benefits and the restructuring expenses incurred in 3Q20 were offset by higher general and administrative expenses.
Compared to 2Q21, income before taxes increased significantly, as the prior quarter included a loss of CHF 594 million in respect of the failure by Archegos to meet its margin commitments. Net revenues increased 41%, driven by losses of CHF 493 million related to Archegos in 2Q21, as well as significantly higher advisory fees in 3Q21. We recorded a release of provision for credit losses of CHF 170 million in 3Q21, compared to a provision for credit losses of CHF 14 million in 2Q21. Total operating expenses were stable as the restructuring expenses incurred in 2Q21, lower compensation and benefits and lower commission expenses were offset by higher general and administrative expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Divisional results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Net revenues	2,266	1,610	2,047	41	11	7,419	6,989	6
Provision for credit losses	(170)	14	(14)	–	–	4,194	433	–
Compensation and benefits	854	876	940	(3)	(9)	2,590	2,926	(11)
General and administrative expenses	684	626	584	9	17	1,939	1,786	9
Commission expenses	128	141	134	(9)	(4)	423	446	(5)
Restructuring expenses	–	29	33	–	–	46	33	39
Total other operating expenses	812	796	751	2	8	2,408	2,265	6
Total operating expenses	1,666	1,672	1,691	0	(1)	4,998	5,191	(4)
Income/(loss) before taxes	770	(76)	370	–	108	(1,773)	1,365	–
Statement of operations metrics (%)
Return on regulatory capital	20.4	(1.9)	8.9	–	–	(13.8)	10.5	–
Cost/income ratio	73.5	103.9	82.6	–	–	67.4	74.3	–
Number of employees (full-time equivalents)
Number of employees	17,860	17,650	17,640	1	1	17,860	17,640	1

Capital and leverage metrics
As of the end of 3Q21, RWA were USD 77.7 billion, a decrease of USD 0.8 billion compared to the end of 2Q21, primarily driven by movements in risk levels in credit risk, mainly relating to reduced derivatives and secured financing exposures, and in market risk, mainly related to securitized products and GTS. The decrease was partially offset by external model and parameter updates in credit risk. Leverage exposure was USD 326.7 billion, a decrease of USD 2.7 billion compared to the end of 2Q21, primarily due to reductions in prime services.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	737	811	840	(9)	(12)	2,977	3,303	(10)
Equity sales and trading	513	(23)	537	–	(4)	1,387	1,912	(27)
Capital markets	742	798	646	(7)	15	2,628	1,593	65
Advisory and other fees	305	112	107	172	185	612	424	44
Other revenues [1]	(31)	(88)	(83)	(65)	(63)	(185)	(243)	(24)
Net revenues	2,266	1,610	2,047	41	11	7,419	6,989	6
Balance sheet statistics (CHF million)
Total assets	250,281	248,775	280,372	1	(11)	250,281	280,372	(11)
Net loans	23,262	22,484	24,453	3	(5)	23,262	24,453	(5)
Risk-weighted assets	72,586	72,608	82,702	0	(12)	72,586	82,702	(12)
Risk-weighted assets (USD)	77,661	78,440	89,752	(1)	(13)	77,661	89,752	(13)
Leverage exposure	305,310	304,896	335,923	0	(9)	305,310	335,923	(9)
Leverage exposure (USD)	326,657	329,386	364,559	(1)	(10)	326,657	364,559	(10)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments and costs of selling certain non-core positions in the corporate bank.
Reconciliation of adjustment items
	Investment Bank
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	2,266	1,610	2,047	7,419	6,989
Archegos	(23)	493	0	470	0
Adjusted net revenues excluding Archegos	2,243	2,103	2,047	7,889	6,989
Provision for credit losses	(170)	14	(14)	4,194	433
Archegos	188	(70)	0	(4,312)	0
Provision for credit losses excluding Archegos	18	(56)	(14)	(118)	433
Total operating expenses	1,666	1,672	1,691	4,998	5,191
Restructuring expenses	–	(29)	(33)	(46)	(33)
Major litigation provisions	0	0	0	0	(24)
Expenses related to real estate disposals	(3)	0	(21)	(35)	(20)
Adjusted total operating expenses	1,663	1,643	1,637	4,917	5,114
Archegos	24	(31)	0	(7)	0
Adjusted total operating expenses excluding Archegos	1,687	1,612	1,637	4,910	5,114
Income/(loss) before taxes	770	(76)	370	(1,773)	1,365
Adjusted income/(loss) before taxes	773	(47)	424	(1,692)	1,442
Adjusted income before taxes excluding Archegos	538	547	424	3,097	1,442
Adjusted return on regulatory capital (%)	20.4	(1.2)	10.3	(13.1)	11.1
Adjusted return on regulatory capital excluding Archegos (%)	14.3	13.4	10.3	25.7	11.1
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Global capital markets and advisory fees
	in			% change		in		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Global capital markets and advisory fees (USD million)
Debt capital markets	327	427	326	(23)	0	1,217	991	23
Equity capital markets	462	429	332	8	39	1,481	771	92
Total capital markets	789	856	658	(8)	20	2,698	1,762	53
Advisory and other fees	397	160	140	148	184	819	557	47
Global capital markets and advisory fees	1,186	1,016	798	17	49	3,517	2,319	52
The Group’s global capital markets and advisory business operates across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Results details
Fixed income sales and trading
In 3Q21, fixed income revenues of CHF 737 million decreased 12% compared to a strong 3Q20, which benefited from more favorable market conditions, particularly in macro and global credit products, with higher trading volumes and levels of volatility. Emerging markets revenues decreased significantly, driven by reduced trading, financing and structured credit activity across regions. Global credit products revenues decreased, reflecting lower investment grade trading activity compared to elevated volumes in the prior year as well as tighter bid-offer spreads, partially offset by higher leveraged finance trading revenues. In addition, macro products revenues decreased compared to a strong prior year, primarily driven by lower foreign exchange revenues due to lower volumes and volatility, partially offset by higher rates revenues. This decrease was partially offset by continued momentum in our securitized products franchise, driven by significantly higher non-agency trading and higher asset finance client activity.
Compared to a strong 2Q21, revenues decreased 9%, reflecting lower trading volumes and a seasonal decrease in client activity. Emerging markets revenues decreased, reflecting lower client activity in trading and financing, particularly in the Asia Pacific region. In addition, global credit products revenues decreased significantly, reflecting lower leveraged finance and investment grade trading activity. This was partially offset by higher securitized products revenues, primarily driven by higher agency trading activity. In addition, macro revenues increased, driven by higher client activity in our rates and foreign exchange businesses due to increased volatility.
Equity sales and trading
In 3Q21, equity sales and trading revenues of CHF 513 million decreased 4% compared to 3Q20, primarily due to lower prime services revenues, reflecting reduced capital usage as we significantly de-risked and resized the business. This was partially offset by significantly higher equity derivatives revenues, driven by increased flow and structured equity derivatives trading activity. In addition, cash equities revenues increased, due to higher secondary trading volumes, particularly in the Asia Pacific and EMEA regions.
Compared to 2Q21, revenues increased substantially, as 2Q21 was negatively impacted by a loss of CHF 493 million related to Archegos in prime services. Equity derivatives revenues increased, driven by significantly higher structured and flow equity derivatives trading activity. This was partially offset by lower cash equities revenues, reflecting lower secondary trading volumes in the US. Excluding the aforementioned losses in prime services, revenues decreased, reflecting lower revenues across products, particularly in the US and EMEA.
Capital markets
In 3Q21, capital markets revenues of CHF 742 million increased 15% compared to 3Q20, reflecting higher equity capital markets and debt capital markets issuance activity. Equity capital markets revenues increased, driven by increased initial public offering (IPO) revenues. In addition, debt capital markets revenues increased, reflecting a rebound in leveraged finance issuance activity due to favorable market conditions, partially offset by lower investment-grade client activity.
Compared to 2Q21, revenues decreased 7%, driven by lower debt capital markets client activity and slightly lower equity capital markets revenues. Debt capital markets decreased, reflecting lower leveraged finance issuance activity partially offset by higher investment grade revenues. In addition, equity capital markets decreased slightly.
Advisory and other fees
In 3Q21, advisory revenues of CHF 305 million increased 185% compared to 3Q20, driven by significantly higher revenues from completed M&A transactions.
Compared to 2Q21, revenues increased 172%, driven by significantly higher revenues from completed M&A transactions.

Provision for credit losses
In 3Q21, we recorded a release of provision for credit losses of CHF 170 million, compared to a release of provision for credit losses of CHF 14 million in 3Q20 and provision for credit losses of CHF 14 million in 2Q21. The release of provision for credit losses in 3Q21 was driven by the release of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 3Q21, total operating expenses of CHF 1,666 million were stable compared to 3Q20, as lower compensation and benefits and the restructuring expenses incurred in 3Q20 were offset by higher general and administrative expenses. Compensation and benefits of CHF 854 million decreased 9%, reflecting lower discretionary compensation expenses and deferred compensation expenses from prior year awards, primarily due to the impact of the Archegos matter. General and administrative expenses of CHF 684 million increased 17%, mainly reflecting higher allocated corporate function costs, litigation expenses and professional services fees. In 3Q21, Archegos-related expenses were negative due to the clawbacks of previously granted compensation awards, partially offset by higher professional services fees. 3Q20 included restructuring expenses of CHF 33 million.
Compared to 2Q21, total operating expenses were stable, as the restructuring expenses incurred in 2Q21, lower compensation and benefits and lower commission expenses were offset by higher general and administrative expenses. General and administrative expenses increased 9% primarily reflecting higher revenue-related expenses and litigation expenses. Compensation and benefits decreased 3%, reflecting lower deferred compensation expenses from prior-year awards and lower salaries, partially offset by higher discretionary compensation expenses. 2Q21 included restructuring expenses of CHF 29 million.

Corporate Center
In 3Q21, we reported a loss before taxes of CHF 808 million compared to losses of CHF 389 million in 3Q20 and CHF 530 million in 2Q21.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Treasury results	(78)	(141)	(53)	(45)	47	(115)	(324)	(65)
Asset Resolution Unit	(34)	(43)	(33)	(21)	3	(110)	(128)	(14)
Other	13	68	73	(81)	(82)	159	153	4
Net revenues	(99)	(116)	(13)	(15)	–	(66)	(299)	(78)
Provision for credit losses	2	0	(1)	–	–	(7)	6	–
Compensation and benefits	101	119	136	(15)	(26)	259	212	22
General and administrative expenses	586	272	220	115	166	963	499	93
Commission expenses	20	22	19	(9)	5	61	64	(5)
Restructuring expenses	–	1	2	–	–	(2)	2	–
Total other operating expenses	606	295	241	105	151	1,022	565	81
Total operating expenses	707	414	377	71	88	1,281	777	65
Income/(loss) before taxes	(808)	(530)	(389)	52	108	(1,340)	(1,082)	24
of which Asset Resolution Unit	(73)	(79)	(68)	(8)	7	(220)	(237)	(7)
Balance sheet statistics (CHF million)
Total assets	119,843	116,106	118,069	3	2	119,843	118,069	2
Risk-weighted assets	55,234	55,470	49,012	0	13	55,234	49,012	13
Leverage exposure	121,787	118,285	14,555	3	–	121,787	14,555	–
In 3Q20 leverage exposure excludes CHF 109,667 million of central bank reserves, after adjusting for the dividend paid in 2020.

Reconciliation of adjustment items
	Corporate Center
in	3Q21	2Q21	3Q20	9M21	9M20
Results (CHF million)
Net revenues	(99)	(116)	(13)	(66)	(299)
(Gains)/losses on business sales	1	0	0	1	0
Valuation adjustment related to major litigation	69	–	–	69	–
Adjusted net revenues	(29)	(116)	(13)	4	(299)
Provision for credit losses	2	0	(1)	(7)	6
Total operating expenses	707	414	377	1,281	777
Restructuring expenses	–	(1)	(2)	2	(2)
Major litigation provisions	(495)	(208)	(132)	(718)	(218)
Adjusted total operating expenses	212	205	243	565	557
Income/(loss) before taxes	(808)	(530)	(389)	(1,340)	(1,082)
Adjusted income/(loss) before taxes	(243)	(321)	(255)	(554)	(862)
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results summary
3Q21 results
In 3Q21, we reported a loss before taxes of CHF 808 million compared to CHF 389 million in 3Q20 and CHF 530 million in 2Q21. Negative net revenues of CHF 99 million in 3Q21 were primarily driven by negative treasury results and negative net revenues related to the Asset Resolution Unit. Other revenues in 3Q21 included negative revenues of CHF 69 million in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter. Total operating expenses of CHF 707 million increased 88% compared to 3Q20, mainly due to higher general and administrative expenses, reflecting higher litigation provisions, including an additional CHF 145 million in connection with the settlements for legacy issues with regard to the Mozambique matter. In 3Q21, we also recorded litigation provisions in connection with certain other legacy matters, including mortgage-related matters, as well as in connection with the SCFF matter. Compared to 2Q21, total operating expenses increased 71%, mainly driven by higher general and administrative expenses, reflecting the higher litigation provisions.
Capital and leverage metrics
As of the end of 3Q21, we reported RWA of CHF 55.2 billion, a decrease of CHF 0.2 billion compared to the end of 2Q21, primarily driven by movements in risk levels in credit risk, partially offset by the foreign exchange impact. Leverage exposure was CHF 121.8 billion as of the end of 3Q21, an increase of CHF 3.5 billion compared to the end of 2Q21, primarily related to an increase in our centrally held balance of HQLA.
Results details
Net revenues
In 3Q21, we reported negative net revenues of CHF 99 million compared to CHF 13 million in 3Q20 and CHF 116 million in 2Q21.
Negative treasury results of CHF 78 million in 3Q21 primarily reflected negative revenues of CHF 54 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 28 million with respect to structured notes volatility and losses of CHF 10 million relating to fair value option volatility on own debt. Negative revenues and losses were partially offset by gains of CHF 19 million on fair-valued money market instruments. In 3Q20, negative treasury results of CHF 53 million reflected losses of CHF 60 million on fair-valued money market instruments, losses of CHF 21 million relating to hedging volatility and negative revenues of CHF 14 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 31 million with respect to structured notes volatility and gains of CHF 10 million relating to fair value option volatility on own debt. In 2Q21, negative treasury results of CHF 141 million primarily reflected losses of CHF 63 million relating to hedging volatility, losses of CHF 52 million with respect to structured notes volatility and negative revenues of CHF 33 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported negative net revenues of CHF 34 million in 3Q21 compared to CHF 33 million in 3Q20 and CHF 43 million in 2Q21. Compared to 3Q20, the movement was driven by lower revenues from portfolio assets, partially offset by lower asset funding costs. Compared to 2Q21, the improvement was driven by higher revenues from portfolio assets.
In 3Q21, other revenues of CHF 13 million decreased CHF 60 million compared to 3Q20 and CHF 55 million compared to 2Q21, mainly reflecting negative revenues of CHF 69 million in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter.
Provision for credit losses
In 3Q21, provision for credit losses was CHF 2 million compared to a release of provision for credit losses of CHF 1 million in 3Q20 and provision for credit losses of CHF 0 million in 2Q21. In 3Q21, the provision for credit losses was primarily related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 707 million increased CHF 330 million compared to 3Q20, mainly reflecting an increase in general and administrative expenses, partially offset by a decrease in compensation and benefits. General and administrative expenses of CHF 586 million increased CHF 366 million, reflecting higher litigation provisions, including an additional CHF 145 million in connection with the settlements for legacy issues with regard to the Mozambique matter. In 3Q21, we also recorded litigation provisions in connection with certain other legacy matters, including mortgage-related matters, as well as in connection with the SCFF matter. Compensation and benefits decreased CHF 35 million, mainly driven by lower deferred compensation expenses from prior-year awards and lower expenses for long-dated legacy deferred compensation and retirement programs, partially offset by the impact of corporate function allocations.
Compared to 2Q21, total operating expenses increased CHF 293 million, mainly reflecting an increase in general and administrative expenses, partially offset by a decrease in compensation and benefits. General and administrative expenses increased CHF 314 million, reflecting the higher litigation provisions. Compensation and benefits decreased CHF 18 million, primarily reflecting lower deferred compensation expenses from prior-year awards.
Expense allocation to divisions
	in			% change		in		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	809	825	868	(2)	(7)	2,385	2,448	(3)
General and administrative expenses	1,108	759	667	46	66	2,457	1,846	33
Commission expenses	20	22	19	(9)	5	61	64	(5)
Restructuring expenses	–	28	16	–	–	43	16	169
Total other operating expenses	1,128	809	702	39	61	2,561	1,926	33
Total operating expenses before allocation to divisions	1,937	1,634	1,570	19	23	4,946	4,374	13
Net allocation to divisions	1,230	1,220	1,193	1	3	3,665	3,597	2
of which Swiss Universal Bank	261	266	249	(2)	5	779	773	1
of which International Wealth Management	197	197	182	0	8	582	562	4
of which Asia Pacific	177	175	160	1	11	518	498	4
of which Asset Management	53	47	54	13	(2)	155	160	(3)
of which Investment Bank	542	535	548	1	(1)	1,631	1,604	2
Total operating expenses	707	414	377	71	88	1,281	777	65
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change		in / end of		% change
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	12	3	22	300	(45)	29	40	(28)
Asset funding costs	(46)	(46)	(55)	0	(16)	(139)	(168)	(17)
Net revenues	(34)	(43)	(33)	(21)	3	(110)	(128)	(14)
Provision for credit losses	2	0	(2)	–	–	1	(4)	–
Compensation and benefits	20	19	22	5	(9)	58	66	(12)
General and administrative expenses	16	16	14	0	14	47	43	9
Commission expenses	1	1	1	0	0	4	4	0
Total other operating expenses	17	17	15	0	13	51	47	9
Total operating expenses	37	36	37	3	0	109	113	(4)
Income/(loss) before taxes	(73)	(79)	(68)	(8)	7	(220)	(237)	(7)
Balance sheet statistics (CHF million)
Total assets	10,367	10,318	13,513	0	(23)	10,367	13,513	(23)
Risk-weighted assets (USD) [1]	7,248	7,658	10,476	(5)	(31)	7,248	10,476	(31)
Leverage exposure (USD)	16,288	16,668	21,161	(2)	(23)	16,288	21,161	(23)
1 Risk-weighted assets excluding operational risk were USD 6,635 million, USD 7,047 million and USD 9,509 million as of the end of 3Q21, 2Q21 and 3Q20, respectively.

Assets under management
As of the end of 3Q21, assets under management were CHF 1,623.0 billion, 0.6% lower compared to the end of 2Q21 with net new assets of CHF 5.6 billion in 3Q21.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
Assets under management and client assets
	end of			% change
	3Q21	2Q21	3Q20	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	217.3	217.0	205.0	0.1	6.0
Swiss Universal Bank - Corporate & Institutional Clients	506.3	504.8	441.0	0.3	14.8
International Wealth Management	395.7	399.5	352.0	(1.0)	12.4
Asia Pacific	230.1	236.3	218.5	(2.6)	5.3
Asset Management	474.7	471.4	438.5	0.7	8.3
Assets managed across businesses [1]	(201.1)	(197.0)	(176.7)	2.1	13.8
Assets under management	1,623.0	1,632.0	1,478.3	(0.6)	9.8
of which discretionary assets	528.0	524.3	481.1	0.7	9.7
of which advisory assets	1,095.0	1,107.7	997.2	(1.1)	9.8
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	286.6	287.8	254.6	(0.4)	12.6
Swiss Universal Bank - Corporate & Institutional Clients	618.6	614.3	536.2	0.7	15.4
International Wealth Management	502.7	515.8	441.0	(2.5)	14.0
Asia Pacific	316.3	342.1	294.4	(7.5)	7.4
Asset Management	474.7	471.4	438.5	0.7	8.3
Assets managed across businesses	(201.2)	(197.0)	(176.7)	2.1	13.9
Client assets	1,997.7	2,034.4	1,788.0	(1.8)	11.7
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3Q21 results
As of the end of 3Q21, assets under management of CHF 1,623.0 billion decreased CHF 9.0 billion compared to the end of 2Q21. The decrease was driven by unfavorable market movements and structural effects, partially offset by net new assets of CHF 5.6 billion.
Net new assets of CHF 5.6 billion in 3Q21 mainly reflected inflows across the following businesses. Net new assets of CHF 2.9 billion in Asia Pacific mainly reflected inflows from Australia, Southeast Asia and Japan. Net new assets of CHF 1.9 billion in the Private Clients business of Swiss Universal Bank reflected inflows from all businesses. Net new assets of CHF 1.4 billion in International Wealth Management mainly reflected inflows in Western Europe. These inflows were partially offset by net asset outflows of CHF 1.7 billion in Asset Management mainly reflecting outflows from traditional investments, primarily in index solutions and net asset outflows of CHF 0.4 billion in the Corporate & Institutional Clients business of Swiss Universal Bank driven by a small number of individual cases.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Asset Management” for further information.
Growth in assets under management
in	3Q21	2Q21	3Q20	9M21	9M20
Net new assets (CHF billion)
Swiss Universal Bank - Private Clients	1.9	(0.9)	2.0	3.2	(3.8)
Swiss Universal Bank - Corporate & Institutional Clients	(0.4)	1.5	3.5	5.0	9.9
International Wealth Management	1.4	(0.3)	6.9	8.3	12.4
Asia Pacific	2.9	(6.1)	2.2	1.8	9.7
Asset Management [1]	(1.7)	1.3	5.0	9.9	9.2
Assets managed across businesses [2]	1.5	(0.2)	(1.6)	1.1	(3.8)
Net new assets	5.6	(4.7)	18.0	29.3	33.6
Other effects (CHF billion)
Swiss Universal Bank - Private Clients	(1.6)	4.8	1.2	5.5	(8.8)
Swiss Universal Bank - Corporate & Institutional Clients	1.9	16.3	10.1	38.7	(5.3)
International Wealth Management	(5.2)	13.6	0.6	22.0	(30.4)
Asia Pacific	(9.1)	0.5	0.5	7.0	(11.2)
Asset Management	5.0	12.1	9.7	24.5	(8.6)
Assets managed across businesses [2]	(5.6)	(6.6)	(5.2)	(15.9)	1.8
Other effects	(14.6)	40.7	16.9	81.8	(62.5)
of which market movements	(10.7)	51.3	33.0	61.6	(12.7)
of which foreign exchange	(0.6)	(9.2)	(13.8)	38.8	(46.1)
of which other	(3.3)	(1.4)	(2.3)	(18.6)	(3.7)
Growth in assets under management (CHF billion)
Swiss Universal Bank - Private Clients	0.3	3.9	3.2	8.7	(12.6)
Swiss Universal Bank - Corporate & Institutional Clients	1.5	17.8	13.6	43.7	4.6
International Wealth Management	(3.8)	13.3	7.5	30.3	(18.0)
Asia Pacific	(6.2)	(5.6)	2.7	8.8	(1.5)
Asset Management [1]	3.3	13.4	14.7	34.4	0.6
Assets managed across businesses [2]	(4.1)	(6.8)	(6.8)	(14.8)	(2.0)
Growth in assets under management	(9.0)	36.0	34.9	111.1	(28.9)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.

Growth in assets under management (continued)
in	3Q21	2Q21	3Q20	9M21	9M20
Net new assets (annualized) (%)
Swiss Universal Bank - Private Clients	3.5	(1.7)	4.0	2.0	(2.3)
Swiss Universal Bank - Corporate & Institutional Clients	(0.3)	1.2	3.3	1.4	3.0
International Wealth Management	1.4	(0.3)	8.0	3.0	4.5
Asia Pacific	4.9	(10.1)	4.1	1.1	5.9
Asset Management [1]	(1.4)	1.1	4.7	3.0	2.8
Assets managed across businesses [2]	(3.0)	0.4	3.8	(0.8)	2.9
Net new assets	1.4	(1.2)	5.0	2.6	3.0
Other effects (annualized) (%)
Swiss Universal Bank - Private Clients	(2.9)	9.0	2.3	3.6	(5.4)
Swiss Universal Bank - Corporate & Institutional Clients	1.5	13.4	9.4	11.2	(1.6)
International Wealth Management	(5.2)	14.1	0.7	8.1	(11.0)
Asia Pacific	(15.4)	0.8	0.9	4.2	(6.8)
Asset Management	4.2	10.6	9.2	7.4	(2.6)
Assets managed across businesses [2]	11.3	13.9	12.2	11.4	(1.4)
Other effects	(3.6)	10.2	4.7	7.2	(5.6)
Growth in assets under management (annualized) (%)
Swiss Universal Bank - Private Clients	0.6	7.3	6.3	5.6	(7.7)
Swiss Universal Bank - Corporate & Institutional Clients	1.2	14.6	12.7	12.6	1.4
International Wealth Management	(3.8)	13.8	8.7	11.1	(6.5)
Asia Pacific	(10.5)	(9.3)	5.0	5.3	(0.9)
Asset Management [1]	2.8	11.7	13.9	10.4	0.2
Assets managed across businesses [2]	8.3	14.3	16.0	10.6	1.5
Growth in assets under management	(2.2)	9.0	9.7	9.8	(2.6)
Growth in net new assets (rolling four-quarter average) (%)
Swiss Universal Bank - Private Clients	0.5	0.6	(2.0)	–	–
Swiss Universal Bank - Corporate & Institutional Clients	2.0	3.0	2.9	–	–
International Wealth Management	3.6	5.3	3.6	–	–
Asia Pacific	0.3	0.0	4.8	–	–
Asset Management [1]	3.7	5.4	3.9	–	–
Assets managed across businesses [2]	1.0	2.8	2.8	–	–
Net new assets	2.6	3.5	2.9	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.

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II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q21, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, banks are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
Since July 1, 2021, banks are subject to a minimum NSFR requirement of 100% at all times and the associated disclosure requirements. Based on the Liquidity Ordinance, Credit Suisse AG (Bank parent) is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG on a stand-alone basis, and the Bank parent has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a stand-alone basis.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Regulatory developments
On September 30, 2021, the Swiss Federal Department of Finance initiated the consultation on amendments to the Liquidity Ordinance. The revisions are intended to ensure that systemically important banks hold sufficient liquidity, in order to adequately absorb liquidity shocks and cover their liquidity needs in the event of restructuring or liquidation. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including Credit Suisse. The consultation period will last until January 13, 2022.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 3Q21, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 225.3 billion. The liquidity pool consisted of CHF 138.0 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed and CHF 87.2 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 3Q21, this portfolio of liquid assets had a market value of CHF 26.5 billion, consisting of CHF 11.3 billion of high-grade bonds and CHF 15.2 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 11% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	3Q21					2Q21	4Q20
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	67,561	29,641	37,424	3,404	138,030	122,193	114,429
Securities	12,222	49,259	6,939	18,800	87,220	82,260	86,867
Liquid assets [1]	79,783	78,900	44,363	22,204	225,250	204,453	201,296
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by the Liquidity Ordinance and the FINMA Liquidity Circular and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 221% as of the end of 3Q21, an increase from 216% as of the end of 2Q21, representing an average HQLA of CHF 228.4 billion and average net cash outflows of CHF 103.5 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements and taking a prudent approach to liquidity management during the COVID-19 pandemic.
The increase in the LCR in 3Q21 compared to 2Q21 reflected a higher level of average HQLA, which was partially offset by an increase in net cash outflows. The increase in net cash outflows primarily resulted from a decrease in net cash inflows associated with secured wholesale funding and secured lending activities, lower net cash inflows from balances related to open trades, and an increase in cash outflows from unsecured wholesale funding, driven by increases in unsecured debt. The higher level of HQLA reflected an increase for cash held with central banks, as well as an increase for securities held during the period.
Liquidity coverage ratio – Group
	3Q21				2Q21		4Q20
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		228,352		209,256		203,536
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,677		19,629		19,619		19,825
Unsecured wholesale funding	243,317		88,910		87,107		89,758
Secured wholesale funding	–		31,245		35,621		44,979
Additional requirements	173,191		35,731		36,445		35,989
Other contractual funding obligations	45,197		45,197		68,809		56,751
Other contingent funding obligations	210,605		4,268		5,255		5,574
Total cash outflows	–		224,980		252,856		252,876
Cash inflows (CHF million)
Secured lending	133,654		46,008		54,460		59,090
Inflows from fully performing exposures	61,460		28,295		28,534		28,081
Other cash inflows	47,173		47,173		72,855		58,329
Total cash inflows	242,287		121,476		155,849		145,500
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		228,352		209,256		203,536
Net cash outflows (CHF million)	–		103,504		97,007		107,376
Liquidity coverage ratio (%)	–		221		216		190
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the FINMA Liquidity Circular including associated disclosure requirements starting 3Q21.
Net stable funding ratio - Group
end of	3Q21
Net stable funding ratio
Available stable funding (CHF million)	446,805
Required stable funding (CHF million)	353,492
Net stable funding ratio (%)	126

Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
With the introduction of the NSFR reporting in 3Q21, we have aligned the balance sheet funding structure diagram with the NSFR framework.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 27% as of the end of 3Q21, compared to 22% as of the end of 2Q21, reflecting an increase in deposits. Loans increased compared to 2Q21. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 396 billion as of the end of 3Q21, compared to CHF 364 billion as of the end of 2Q21, reflecting an increase in our customer deposit base in the private banking and corporate & institutional banking businesses in 3Q21, mainly driven by an increase in time and demand deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 3Q21, we had outstanding long-term debt of CHF 175.3 billion, which included senior and subordinated instruments. We had CHF 45.2 billion and CHF 15.1 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q21 compared to CHF 45.0 billion and CHF 16.3 billion, respectively, as of the end of 2Q21.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings as shown in the balance sheet funding structure diagram decreased 19% to CHF 45.8 billion as of the end of 3Q21, compared to CHF 56.5 billion as of the end of 2Q21, mainly related to maturities of certificates of deposits and commercial papers, partially offset by the net issuance of structured notes.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q21, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information.
Debt issuances and redemptions
in 3Q21	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	6.8	0.0	0.0	6.8
of which unsecured	6.8	0.0	0.0	6.8
of which secured	0.0	0.0	0.0	0.0
Maturities / Redemptions	3.4	0.0	0.0	3.4
of which unsecured	2.0	0.0	0.0	2.0
of which secured	1.4	0.0	0.0	1.4
Excludes structured notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 100 million, CHF 200 million and CHF 800 million, respectively, as of the end of 3Q21, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 3Q21, our BIS CET1 ratio was 14.4%, our BIS CET1 leverage ratio was 4.3% and our tier 1 leverage ratio was 6.1%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of the Swiss Requirements.

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Swiss capital and leverage requirements for Credit Suisse
For 2021	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the FINMA Pillar 2 capital add-on of CHF 1.9 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 3Q21, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 3.135% and 0.447%, respectively, and for the Bank, they were 3.135% and 0.448%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 1.1% and 0.135%, respectively, and for the Bank, they were 1.1% and 0.134%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 10.718% and 3.765%, respectively, and for the Bank they were 10.717% and 3.766%, respectively.

Regulatory developments
In June 2021, FINMA announced its reassessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2021, for the Group and the Bank, the rebate for resolvability relating to the capital ratio was 3.135% and the rebate for resolvability relating to the leverage ratio was 1.1%.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.7 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.2%, both as of the end of 3Q21.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 16.3 billion and the Higher Trigger Capital Ratio was 5.9%, both as of the end of 3Q21.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2020 for further information on the Higher Trigger Capital Amount.
Redemptions
	Currency	Par value at issuance (million)		Coupon rate (%)	Description	Year of maturity
Redemptions – bail-in instruments
October 2021 to date	USD	60	[1]	floating	Senior notes	2022
1
On December 12, 2019, a USD 1 billion senior bail-in instrument was partially redeemed, with a remaining amount of USD 60 million. On August 31, 2021, the Group elected to call the notes on the first optional call date, October 6, 2021.

BIS capital metrics
BIS capital metrics – Group
				% change
end of	3Q21	2Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	39,953	38,938	35,361	3
Tier 1 capital	56,254	55,152	51,202	2
Total eligible capital	56,752	56,145	52,163	1
Risk-weighted assets	278,139	283,611	275,084	(2)
Capital ratios (%)
CET1 ratio	14.4	13.7	12.9	–
Tier 1 ratio	20.2	19.4	18.6	–
Total capital ratio	20.4	19.8	19.0	–
Eligible capital – Group
				% change
end of	3Q21	2Q21	4Q20	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,498	43,580	42,677	2
Adjustments
Regulatory adjustments [1]	1,750	1,637	(342)	7
Goodwill [2]	(4,576)	(4,550)	(4,681)	1
Other intangible assets [2]	(53)	(54)	(271)	(2)
Deferred tax assets that rely on future profitability	(947)	(1,380)	(1,070)	(31)
Shortfall of provisions to expected losses	(171)	(246)	(176)	(30)
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,261	2,521	2,466	(10)
Defined benefit pension assets [2]	(2,469)	(2,341)	(2,249)	5
Investments in own shares	(242)	(60)	(397)	303
Other adjustments [3]	(98)	(169)	(596)	(42)
Total adjustments	(4,545)	(4,642)	(7,316)	(2)
CET1 capital	39,953	38,938	35,361	3
High-trigger capital instruments (7% trigger)	11,693	11,622	11,410	1
Low-trigger capital instruments (5.125% trigger)	4,608	4,592	4,431	0
Additional tier 1 capital	16,301	16,214	15,841	1
Tier 1 capital	56,254	55,152	51,202	2
Tier 2 low-trigger capital instruments (5% trigger)	498	993	961	(50)
Tier 2 capital [4]	498	993	961	(50)
Total eligible capital [4]	56,752	56,145	52,163	1
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves and, in 4Q20, of unrealized gains on certain investments that are not eligible for CET1 recognition.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 3Q21, 2Q21 and 4Q20, total eligible capital was CHF 57,000 million, CHF 56,397 million and CHF 52,437 million, including CHF 248 million, CHF 252 million and CHF 273 million of such instruments and the total capital ratio was 20.5%, 19.9% and 19.1%, respectively.

3Q21 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	38,938
Net income attributable to shareholders	434
Foreign exchange impact [1]	120
Regulatory adjustment of deferred tax assets	438
Other [2]	23
Balance at end of period	39,953
Additional tier 1 capital (CHF million)
Balance at beginning of period	16,214
Foreign exchange impact	140
Other	(53)
Balance at end of period	16,301
Tier 2 capital (CHF million)
Balance at beginning of period	993
Foreign exchange impact	(2)
Other [3]	(493)
Balance at end of period	498
Eligible capital (CHF million)
Balance at end of period	56,752
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes a regulatory adjustment of defined benefit pension plan assets, a dividend accrual and the net effect of share-based compensation.
3 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Our CET1 ratio was 14.4% as of the end of 3Q21 compared to 13.7% as of the end of 2Q21. Our tier 1 ratio was 20.2% as of the end of 3Q21 compared to 19.4% as of the end of 2Q21. Our total capital ratio was 20.4% as of the end of 3Q21 compared to 19.8% as of the end of 2Q21. The increase in the capital ratios was due to decreased RWA and higher capital balances.
CET1 capital was CHF 40.0 billion as of the end of 3Q21, a 3% increase compared to CHF 38.9 billion as of the end of 2Q21, mainly reflecting the net income attributable to shareholders, the impact of a regulatory adjustment of deferred tax assets on net operating losses (NOL) and a positive foreign exchange impact. Additional tier 1 capital of CHF 16.3 billion as of the end of 3Q21 was stable compared to the end of 2Q21. Tier 2 capital of CHF 498 million decreased 50% compared to CHF 993 million as of the end of 2Q21, mainly due to the impact of the prescribed amortization requirement as instruments move closer to their maturity date. Total eligible capital was CHF 56.8 billion as of the end of 3Q21, stable compared to end of 2Q21, mainly reflecting higher CET1 capital and lower tier 2 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 3Q21, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 278.1 billion as of the end of 3Q21, a 2% decrease compared to CHF 283.6 billion as of the end of 2Q21. The decrease in RWA was mainly related to movements in risk levels in credit risk and market risk and internal model and parameter updates in market risk. These decreases were partially offset by increases related to a foreign exchange impact and external model and parameter updates in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size. The decrease in risk levels attributable to book size was primarily driven by decreases in lending, derivatives and secured financing exposures, mainly in Asia Pacific, the Investment Bank and Swiss Universal Bank, and an equity impairment loss relating to York in Asset Management. These decreases were partially offset by an external model and parameter update relating to the de-recognition of excess collateral for margin loans in the Investment Bank. The decrease in risk levels attributable to book quality was primarily driven by risk weighting changes across credit risk classes, mainly impacting Swiss Universal Bank, the Investment Bank and Asset Management.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels, mainly in securitized products and GTS in the Investment Bank. In addition, the redemption of a hedge fund investment in Asset Management at the start of the quarter decreased market risk levels allocated to Asset Management.

Risk-weighted asset movement by risk type – Group
3Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	71,240	23,581	21,435	6,648	46,361	26,029	195,294
Foreign exchange impact	26	(57)	55	46	313	138	521
Movements in risk levels	(1,303)	(162)	(1,854)	(610)	(996)	(433)	(5,358)
of which credit risk – book size [1]	(768)	(77)	(1,833)	(401)	(725)	(311)	(4,115)
of which credit risk – book quality [2]	(535)	(85)	(21)	(209)	(271)	(122)	(1,243)
Model and parameter updates – internal [3]	83	(66)	44	0	60	(112)	9
Model and parameter updates – external [4]	0	0	0	0	921	0	921
Balance at end of period	70,046	23,296	19,680	6,084	46,659	25,622	191,387
Market risk (CHF million)
Balance at beginning of period	1,761	1,265	1,995	1,239	11,320	2,288	19,868
Foreign exchange impact	13	10	15	(9)	81	16	126
Movements in risk levels	(40)	(12)	(155)	(1,163)	(347)	(74)	(1,791)
Model and parameter updates – internal [3]	(143)	(98)	(91)	1	(200)	(35)	(566)
Balance at end of period	1,591	1,165	1,764	68	10,854	2,195	17,637
Operational risk (CHF million)
Balance at beginning of period	9,778	9,408	5,176	2,007	14,927	27,153	68,449
Foreign exchange impact	95	91	51	19	146	264	666
Balance at end of period	9,873	9,499	5,227	2,026	15,073	27,417	69,115
Total (CHF million)
Balance at beginning of period	82,779	34,254	28,606	9,894	72,608	55,470	283,611
Foreign exchange impact	134	44	121	56	540	418	1,313
Movements in risk levels	(1,343)	(174)	(2,009)	(1,773)	(1,343)	(507)	(7,149)
Model and parameter updates – internal [3]	(60)	(164)	(47)	1	(140)	(147)	(557)
Model and parameter updates – external [4]	0	0	0	0	921	0	921
Balance at end of period	81,510	33,960	26,671	8,178	72,586	55,234	278,139
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Group
3Q21 (CHF million)
Credit risk	70,046	23,296	19,680	6,084	46,659	25,622	191,387
Market risk	1,591	1,165	1,764	68	10,854	2,195	17,637
Operational risk	9,873	9,499	5,227	2,026	15,073	27,417	69,115
Risk-weighted assets	81,510	33,960	26,671	8,178	72,586	55,234	278,139
4Q20 (CHF million)
Credit risk	69,428	23,397	20,133	6,523	53,475	25,156	198,112
Market risk	1,598	1,157	1,645	805	10,749	2,363	18,317
Operational risk	10,262	9,463	4,811	1,655	13,648	18,816	58,655
Risk-weighted assets	81,288	34,017	26,589	8,983	77,872	46,335	275,084

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	3Q21	2Q21	4Q20
Leverage exposure (CHF million)
Swiss Universal Bank	304,915	303,690	295,507
International Wealth Management	108,631	108,182	101,025
Asia Pacific	79,871	79,081	74,307
Asset Managemnt	2,561	2,754	2,989
Investment Bank	305,310	304,896	319,339
Corporate Center	121,787	118,285	6,686
Leverage exposure	923,075	916,888	799,853
The leverage exposure was CHF 923.1 billion as of the end of 3Q21, an increase of CHF 6.2 billion compared to the end of 2Q21, which reflected an increase in the consolidated balance sheet, reflecting higher operating activities and the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
					% change
end of	3Q21	2Q21	4Q20		QoQ
Leverage exposure (CHF million)
Total assets	805,889	796,799	805,822		1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(15,414)	(16,200)	(16,680)		(5)
Derivative financial instruments	63,632	65,914	68,577		(3)
Securities financing transactions	(28,096)	(30,145)	(39,009)		(7)
Off-balance sheet exposures	94,676	97,758	88,944		(3)
Other	2,388	2,762	(107,801)	[2]	(14)
Total adjustments	117,186	120,089	(5,969)		(2)
Leverage exposure	923,075	916,888	799,853		1
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Included cash held at central banks of CHF 110,677 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Group
					% change
end of	3Q21	2Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	39,953	38,938	35,361		3
Tier 1 capital	56,254	55,152	51,202		2
Leverage exposure	923,075	916,888	799,853	[1]	1
Leverage ratios (%)
CET1 leverage ratio	4.3	4.2	4.4		–
Tier 1 leverage ratio	6.1	6.0	6.4		–
1 Leverage exposure excluded CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
The CET1 leverage ratio was 4.3% as of the end of 3Q21, compared to 4.2% as of the end of 2Q21. The tier 1 leverage ratio was 6.1% as of the end of 3Q21, compared to 6.0% as of the end of 2Q21. The increases in the CET1 leverage ratio and the tier 1 leverage ratio were due to higher CET1 capital and tier 1 capital and stable leverage exposure.
Swiss metrics
Swiss capital metrics
As of the end of 3Q21, our Swiss CET1 capital was CHF 40.0 billion and our Swiss CET1 ratio was 14.3%. Our going concern capital was CHF 56.3 billion and our going concern capital ratio was 20.2%. Our gone concern capital was CHF 49.5 billion and our gone concern capital ratio was 17.8%. Our total loss-absorbing capacity was CHF 105.8 billion and our TLAC ratio was 37.9%.
Swiss capital metrics – Group
				% change
end of	3Q21	2Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	39,951	38,934	35,351	3
Going concern capital	56,252	55,148	51,192	2
Gone concern capital	49,534	51,615	41,852	(4)
Total loss-absorbing capacity (TLAC)	105,786	106,763	93,044	(1)
Swiss risk-weighted assets	278,801	284,295	275,576	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	14.3	13.7	12.8	–
Going concern capital ratio	20.2	19.4	18.6	–
Gone concern capital ratio	17.8	18.2	15.2	–
TLAC ratio	37.9	37.6	33.8	–

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 3Q21, our Swiss CET1 leverage ratio was 4.3%, our going concern leverage ratio was 6.1%, our gone concern leverage ratio was 5.4% and our TLAC leverage ratio was 11.5%.
Swiss capital and risk-weighted assets – Group
				% change
end of	3Q21	2Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	39,953	38,938	35,361	3
Swiss regulatory adjustments [1]	(2)	(4)	(10)	(50)
Swiss CET1 capital	39,951	38,934	35,351	3
Additional tier 1 high-trigger capital instruments	11,693	11,622	11,410	1
Grandfathered additional tier 1 low-trigger capital instruments	4,608	4,592	4,431	0
Swiss additional tier 1 capital	16,301	16,214	15,841	1
Going concern capital	56,252	55,148	51,192	2
Bail-in debt instruments	47,044	49,132	39,450	(4)
Tier 2 low-trigger capital instruments	498	994	961	(50)
Tier 2 amortization component	1,992	1,489	1,441	34
Gone concern capital [2]	49,534	51,615	41,852	(4)
Total loss-absorbing capacity	105,786	106,763	93,044	(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	278,139	283,611	275,084	(2)
Swiss regulatory adjustments [3]	662	684	492	(3)
Swiss risk-weighted assets	278,801	284,295	275,576	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 3Q21, 2Q21 and 4Q20, gone concern capital was CHF 49,796 million, CHF 51,879 million and CHF 42,198 million, including CHF 262 million, CHF 264 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
					% change
end of	3Q21	2Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	39,951	38,934	35,351		3
Going concern capital	56,252	55,148	51,192		2
Gone concern capital	49,534	51,615	41,852		(4)
Total loss-absorbing capacity	105,786	106,763	93,044		(1)
Leverage exposure	923,075	916,888	799,853		1
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.2	4.4		–
Going concern leverage ratio	6.1	6.0	6.4		–
Gone concern leverage ratio	5.4	5.6	5.2	[1]	–
TLAC leverage ratio	11.5	11.6	11.6		–
Rounding differences may occur.
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 910,530 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
				% change
end of	3Q21	2Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	45,338	44,162	40,701	3
Tier 1 capital	60,696	59,439	55,659	2
Total eligible capital	61,194	60,432	56,620	1
Risk-weighted assets	277,267	282,579	275,676	(2)
Capital ratios (%)
CET1 ratio	16.4	15.6	14.8	–
Tier 1 ratio	21.9	21.0	20.2	–
Total capital ratio	22.1	21.4	20.5	–
Eligible capital and risk-weighted assets – Bank
end of	3Q21		2Q21	4Q20	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	49,549		48,562	46,264	2
Regulatory adjustments [1]	(586)		(495)	(1,088)	18
Other adjustments [2]	(3,625)		(3,905)	(4,475)	(7)
CET1 capital	45,338		44,162	40,701	3
Additional tier 1 instruments	15,358	[3]	15,277	14,958	1
Additional tier 1 capital	15,358		15,277	14,958	1
Tier 1 capital	60,696		59,439	55,659	2
Tier 2 low-trigger capital instruments (5% trigger)	498		993	961	(50)
Tier 2 capital [4]	498		993	961	(50)
Total eligible capital [4]	61,194		60,432	56,620	1
Risk-weighted assets by risk type (CHF million)
Credit risk	190,515		194,262	198,704	(2)
Market risk	17,637		19,868	18,317	(11)
Operational risk	69,115		68,449	58,655	1
Risk-weighted assets	277,267		282,579	275,676	(2)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 3Q21, 2Q21 and 4Q20, total eligible capital was CHF 61,441 million, CHF 60,684 million and CHF 56,893 million, including CHF 248 million, CHF 252 million and CHF 273 million of such instruments and the total capital ratio was 22.2%, 21.5% and 20.6%, respectively.

Leverage exposure components – Bank
					% change
end of	3Q21	2Q21	4Q20		QoQ
Leverage exposure (CHF million)
Total assets	809,367	800,120	809,688		1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,654)	(13,749)	(14,079)		(8)
Derivative financial instruments	63,721	65,995	68,651		(3)
Securities financing transactions	(28,096)	(30,145)	(39,004)		(7)
Off-balance sheet exposures	94,679	97,762	88,948		(3)
Other	2,393	2,748	(121,342)	[2]	(13)
Total adjustments	120,043	122,611	(16,826)		(2)
Leverage exposure	929,410	922,731	792,862		1
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 124,218 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Bank
					% change
end of	3Q21	2Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	45,338	44,162	40,701		3
Tier 1 capital	60,696	59,439	55,659		2
Leverage exposure	929,410	922,731	792,862	[1]	1
Leverage ratios (%)
CET1 leverage ratio	4.9	4.8	5.1		–
Tier 1 leverage ratio	6.5	6.4	7.0		–
1 Leverage exposure excluded CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
Swiss capital metrics – Bank
				% change
end of	3Q21	2Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	45,335	44,158	40,691	3
Going concern capital	60,693	59,435	55,648	2
Gone concern capital	44,520	46,577	41,857	(4)
Total loss-absorbing capacity	105,213	106,012	97,505	(1)
Swiss risk-weighted assets	277,923	283,256	276,157	(2)
Swiss capital ratios (%)
Swiss CET1 ratio	16.3	15.6	14.7	–
Going concern capital ratio	21.8	21.0	20.2	–
Gone concern capital ratio	16.0	16.4	15.2	–
TLAC ratio	37.9	37.4	35.3	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
				% change
end of	3Q21	2Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	45,338	44,162	40,701	3
Swiss regulatory adjustments [1]	(3)	(4)	(10)	(25)
Swiss CET1 capital	45,335	44,158	40,691	3
Additional tier 1 high-trigger capital instruments	11,681	11,606	11,408	1
Grandfathered additional tier 1 low-trigger capital instruments	3,677	3,671	3,549	0
Swiss additional tier 1 capital	15,358	15,277	14,957	1
Going concern capital	60,693	59,435	55,648	2
Bail-in debt instruments	42,029	44,093	39,455	(5)
Tier 2 low-trigger capital instruments	498	994	961	(50)
Tier 2 amortization component	1,993	1,490	1,441	34
Gone concern capital [2]	44,520	46,577	41,857	(4)
Total loss-absorbing capacity	105,213	106,012	97,505	(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	277,267	282,579	275,676	(2)
Swiss regulatory adjustments [3]	656	677	481	(3)
Swiss risk-weighted assets	277,923	283,256	276,157	(2)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 3Q21, 2Q21 and 4Q20, gone concern capital was CHF 44,782 million, CHF 46,840 million and CHF 42,203 million, including CHF 262 million, CHF 263 million and CHF 346 million of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
					% change
end of	3Q21	2Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	45,335	44,158	40,691		3
Going concern capital	60,693	59,435	55,648		2
Gone concern capital	44,520	46,577	41,857		(4)
Total loss-absorbing capacity	105,213	106,012	97,505		(1)
Leverage exposure	929,410	922,731	792,862		1
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.9	4.8	5.1		–
Going concern leverage ratio	6.5	6.4	7.0		–
Gone concern leverage ratio	4.8	5.0	5.3	[1]	–
TLAC leverage ratio	11.3	11.5	12.3		–
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 917,080 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

Shareholders’ equity
Our total shareholders’ equity was CHF 44.5 billion as of the end of 3Q21 compared to CHF 43.6 billion as of the end of 2Q21. Total shareholders’ equity was positively impacted mainly by net income attributable to shareholders, gains on fair value elected liabilities relating to credit risk, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments, partially offset by transactions relating to the settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	3Q21	2Q21	4Q20	% change QoQ
Shareholders' equity (CHF million)
Common shares	106	106	98	0
Additional paid-in capital	34,813	34,633	33,323	1
Retained earnings	33,149	32,715	32,834	1
Treasury shares, at cost	(2,357)	(2,177)	(428)	8
Accumulated other comprehensive income/(loss)	(21,213)	(21,697)	(23,150)	(2)
Total shareholders' equity	44,498	43,580	42,677	2
Goodwill	(4,615)	(4,588)	(4,426)	1
Other intangible assets	(234)	(245)	(237)	(4)
Tangible shareholders' equity [1]	39,649	38,747	38,014	2
Shares outstanding (million)
Common shares issued	2,650.7	2,650.7	2,447.7	0
Treasury shares	(258.6)	(239.4)	(41.6)	8
Shares outstanding	2,392.1	2,411.3	2,406.1	(1)
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	18.60	18.07	17.74	3
Goodwill per share	(1.93)	(1.90)	(1.84)	2
Other intangible assets per share	(0.10)	(0.10)	(0.10)	0
Tangible book value per share [1]	16.57	16.07	15.80	3
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
As of the end of 3Q21, the Group had a gross loan portfolio of CHF 298.1 billion, gross impaired loans of CHF 2.9 billion and, in 3Q21, an average risk management VaR of USD 56 million.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
Archegos and supply chain finance funds matters
As previously reported, the Group incurred significant losses in 1Q21 and 2Q21 in respect of the failure by Archegos to meet its margin commitments. Certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and, following the failure of the fund, the Group exited the fund positions. Additionally, it is reasonably possible that we will incur a loss in respect of the separate supply chain finance funds matter, though it is not yet possible to estimate the size of such a reasonably possible loss. In 3Q21, Investment Bank RWA and leverage exposure include further reductions in prime services, and RWA in the other divisions reflect reductions from de-risking measures.
As previously reported, the Board had initiated an externally led investigation of the Archegos matter, which was supervised by a special committee of the Board. On July 29, 2021, Credit Suisse published on its website the report based on this independent external investigation, as well as a summary of management’s responses to this report to date. Since then, we have continued to further implement a Group-wide remediation program to facilitate the execution of key activities including:
■ strengthening the risk management environment through the streamlining of governance and oversight structures, including the alignment of incentives with roles and accountability, and through the reinforcement of a Group-wide risk mindset and speak-up culture;
■ holistically reviewing client relationships to identify and manage similar risk concentrations; and
■ reinforcing and extending risk capabilities and frameworks, especially in the areas of credit risk, counterparty risk, and stress testing, including the related models employed.
In addition, we continue to review and implement efforts to improve the overall risk appetite and limit framework and breach escalation processes. We have largely completed our fundamental review of risks, examining the risk profile of each business division, tightening limits, reducing concentrations and strengthening our risk governance. We are also committed to supporting further risk management improvements by enhancing related tools, reporting, data quality and types of data available in a strategic manner.
The Archegos review contains a broader aspect of leveraging remediation efforts in specific functions and business lines to identify areas across the Group where similar risks may exist and to identify and implement sustainable solutions in response to lessons learned, including key controls and requisite risk metrics. While many of the key actions have already been completed or are in the process of being completed in 2021, we expect certain aspects of our remediation activities, particularly to the extent they require infrastructure changes, to continue into 2022 as we seek to strengthen specific risk management capabilities, expertise and culture.
We continue to analyze these matters, including with the assistance of external counsel and other experts.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for information on the Archegos and supply chain finance funds matters.
Inflation concerns
Annual inflation rates remained high in 3Q21 across all major economies. The prospect that supply chain disruptions may continue into 2022 and the surge in natural gas prices in September indicated that annual inflation rates likely may also remain high into 2022. The outlook of annual inflation remaining high for a longer period of time has forced major central banks to accelerate the withdrawal of emergency monetary policies and liquidity supports put in place to underpin the markets during the earlier stages of the COVID-19 crisis. Investors are concerned that the change in tone of major central banks and the accelerated withdrawal of support may have potentially adverse impacts on major global equity and credit markets as well as on certain emerging markets. A stress test has been developed and frequently applied to assess market risk vulnerabilities.
China
China-related market developments have continued to require intensified risk management of Credit Suisse exposures. China’s policymakers in 3Q21 extended regulatory scrutiny to more sectors across the economy, mainly in the child education and online gaming sectors. There were also concerns that the potential default of certain credit instruments in the corporate debt market issued by one of China’s largest property developers would seriously damage China’s property development sector and trigger a significant correction in local residential property prices. A significant correction in residential property prices may adversely impact China’s economy, which could also have a negative impact on global markets. We are closely monitoring the risk management implications on our lombard loan portfolio and on our trading and lending book exposures to local government- and state-owned enterprises, as well as the accelerating default trend in the onshore corporate debt market.

COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets were largely unchanged in 3Q21, with gains in July and August offset by weaker markets in September as investors became more concerned over the outlook for inflation and economic growth. COVID-19 infection rates globally rose in July, then decreased again in August before stabilizing at a relatively high level in September in Europe, the US and India and decreasing significantly in East Asia and Australia. The vaccination program continued to significantly reduce the correlation between COVID-19 infection and serious illness. However, there are concerns that the sustained high level of infections at a time when economies are continuing to open up and heading into the winter period in the northern hemisphere could potentially lead to a rise in hospitalizations that may put public healthcare systems again under acute pressure. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
The tables of the following sections provide divisional information on loans, collateralized loans, impaired loans, allowance for credit losses on loans and loan metrics. The Investment Bank includes the loans originated by GTS.
Loans
Compared to the end of 2Q21, gross loans decreased CHF 3.3 billion to CHF 298.1 billion as of the end of 3Q21, mainly driven by decreases in commercial and industrial loans, loans collateralized by securities and consumer finance loans, partially offset by increases in loans to financial institutions and the US dollar translation impact. Commercial and industrial loans decreased CHF 2.4 billion, primarily due to decreases in Swiss Universal Bank, Asia Pacific and International Wealth Management. The net decrease of CHF 0.7 billion in loans collateralized by securities was mainly driven by a decrease in Asia Pacific. Consumer finance loans decreased CHF 0.6 billion, primarily due to a decrease in Swiss Universal Bank. The net increase of CHF 1.0 billion in loans to financial institutions was primarily driven by an increase in the Investment Bank.
On a divisional level, decreases in gross loans of CHF 2.2 billion in Asia Pacific, CHF 1.3 billion in Swiss Universal Bank and CHF 0.5 billion in International Wealth Management were partially offset by an increase of CHF 0.8 billion in the Investment Bank.

Loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Mortgages	106,330	4,518	1,587	0	0	17	112,452
Loans collateralized by securities	7,524	20,782	23,840	0	1,700	32	53,878
Consumer finance	5,191	523	28	15	101	65	5,923
Consumer	119,045	25,823	25,455	15	1,801	114	172,253
Real estate	24,767	1,325	2,502	0	382	8	28,984
Commercial and industrial loans	30,374	26,045	7,788	0	6,469	845	71,521
Financial institutions	4,045	1,545	2,936	5	13,215	264	22,010
Governments and public institutions	760	477	299	0	1,658	91	3,285
Corporate & institutional	59,946	29,392	13,525	5	21,724	1,208	125,800
Gross loans	178,991	55,215	38,980	20	23,525	1,322	298,053
of which held at fair value	43	0	2,217	0	7,491	501	10,252
Net (unearned income) / deferred expenses	105	(104)	(24)	0	(75)	1	(97)
Allowance for credit losses [1]	(577)	(308)	(261)	0	(188)	(29)	(1,363)
Net loans	178,519	54,803	38,695	20	23,262	1,294	296,593
2Q21 (CHF million)
Mortgages	105,954	4,627	1,623	0	0	19	112,223
Loans collateralized by securities	7,694	20,791	24,487	0	1,569	32	54,573
Consumer finance	5,864	478	42	16	103	64	6,567
Consumer	119,512	25,896	26,152	16	1,672	115	173,363
Real estate	24,675	1,353	2,846	0	581	9	29,464
Commercial and industrial loans	31,579	26,520	8,690	0	6,316	818	73,923
Financial institutions	3,801	1,469	3,081	9	12,383	273	21,016
Governments and public institutions	768	450	451	0	1,757	158	3,584
Corporate & institutional	60,823	29,792	15,068	9	21,037	1,258	127,987
Gross loans	180,335	55,688	41,220	25	22,709	1,373	301,350
of which held at fair value	33	0	2,501	0	7,995	572	11,101
Net (unearned income) / deferred expenses	104	(106)	(31)	0	(62)	1	(94)
Allowance for credit losses [1]	(659)	(318)	(243)	0	(163)	(29)	(1,412)
Net loans	179,780	55,264	40,946	25	22,484	1,345	299,844
4Q20 (CHF million)
Mortgages	106,071	3,653	1,520	0	0	26	111,270
Loans collateralized by securities	6,960	19,900	23,324	0	1,574	31	51,789
Consumer finance	4,336	400	4	14	62	72	4,888
Consumer	117,367	23,953	24,848	14	1,636	129	167,947
Real estate	24,122	1,983	2,374	0	557	9	29,045
Commercial and industrial loans	31,458	24,848	8,629	0	8,292	870	74,097
Financial institutions	3,176	1,768	2,528	8	11,320	272	19,072
Governments and public institutions	768	64	472	0	1,923	151	3,378
Corporate & institutional	59,524	28,663	14,003	8	22,092	1,302	125,592
Gross loans	176,891	52,616	38,851	22	23,728	1,431	293,539
of which held at fair value	25	62	2,446	0	8,316	559	11,408
Net (unearned income) / deferred expenses	104	(104)	(27)	0	(69)	1	(95)
Allowance for credit losses [1]	(663)	(345)	(199)	0	(300)	(29)	(1,536)
Net loans	176,332	52,167	38,625	22	23,359	1,403	291,908
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which a significant majority are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on collateralized loans and collateral valuation.
Collateralized loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Gross loans	178,991	55,215	38,980	20	23,525	1,322	298,053
Collateralized loans	162,318	52,613	33,575	0	9,880	144	258,530
of which consumer [1]	113,854	25,300	25,427	0	1,700	49	166,330
of which mortgages	106,330	4,518	1,587	0	0	17	112,452
of which loans collateralized by securities	7,524	20,782	23,840	0	1,700	32	53,878
of which corporate & institutional [2]	48,464	27,313	8,148	0	8,180	95	92,200
of which secured by mortgages	34,263	2,202	154	0	141	0	36,760
of which secured by financial and other collateral	14,201	25,111	7,994	0	8,039	95	55,440
2Q21 (CHF million)
Gross loans	180,335	55,688	41,220	25	22,709	1,373	301,350
Collateralized loans	163,458	52,795	34,931	0	9,165	109	260,458
of which consumer [1]	113,648	25,418	26,110	0	1,569	51	166,796
of which mortgages	105,954	4,627	1,623	0	0	19	112,223
of which loans collateralized by securities	7,694	20,791	24,487	0	1,569	32	54,573
of which corporate & institutional [2]	49,810	27,377	8,821	0	7,596	58	93,662
of which secured by mortgages	34,196	2,030	168	0	202	0	36,596
of which secured by financial and other collateral	15,614	25,347	8,653	0	7,394	58	57,066
4Q20 (CHF million)
Gross loans	176,891	52,616	38,851	22	23,728	1,431	293,539
Collateralized loans	161,405	50,024	33,183	0	9,653	115	254,380
of which consumer [1]	113,031	23,553	24,844	0	1,574	57	163,059
of which mortgages	106,071	3,653	1,520	0	0	26	111,270
of which loans collateralized by securities	6,960	19,900	23,324	0	1,574	31	51,789
of which corporate & institutional [2]	48,374	26,471	8,339	0	8,079	58	91,321
of which secured by mortgages	33,756	2,780	159	0	249	0	36,944
of which secured by financial and other collateral	14,618	23,691	8,180	0	7,830	58	54,377
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
Impaired loans
Compared to the end of 2Q21, gross impaired loans decreased CHF 244 million to CHF 2.9 billion as of the end of 3Q21, mainly reflecting decreases in non-performing loans, non-interest-earning loans and restructured loans.
In Swiss Universal Bank, gross impaired loans decreased CHF 177 million, mainly driven by upgrades to non-impaired status and exposure reductions in small and medium-sized enterprises and write-offs in commodity trade finance. In International Wealth Management, gross impaired loans decreased CHF 107 million, mainly driven by repayments and upgrades in European mortgages, the sale of a ship finance loan and a partial repayment in yacht finance, partially offset by a new impaired loan in structured corporate lending. In Asia Pacific, gross impaired loans increased CHF 37 million, mainly reflecting the default of a lombard loan and a mortgage loan as well as a concession granted in the restructuring of a share-backed loan, partially offset by the partial repayment of a share-backed loan. In the Investment Bank, gross impaired loans were stable.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Non-performing loans	389	715		523	0	67	49	1,743
Non-interest-earning loans	211	84		1	0	0	33	329
Non-accrual loans	600	799		524	0	67	82	2,072
Restructured loans	134	7		239	0	45	0	425
Potential problem loans	232	64		0	0	119	0	415
Other impaired loans	366	71		239	0	164	0	840
Gross impaired loans [1]	966	870	[2]	763	0	231	82	2,912
of which loans with a specific allowance	856	638		763	0	231	80	2,568
of which loans without a specific allowance	110	232		0	0	0	2	344
2Q21 (CHF million)
Non-performing loans	517	762		503	0	66	48	1,896
Non-interest-earning loans	270	79		1	0	0	33	383
Non-accrual loans	787	841		504	0	66	81	2,279
Restructured loans	133	62		222	0	54	0	471
Potential problem loans	223	74		0	0	109	0	406
Other impaired loans	356	136		222	0	163	0	877
Gross impaired loans [1]	1,143	977	[2]	726	0	229	81	3,156
of which loans with a specific allowance	997	658		726	0	228	79	2,688
of which loans without a specific allowance	146	319		0	0	1	2	468
4Q20 (CHF million)
Non-performing loans	406	692		312	0	210	46	1,666
Non-interest-earning loans	258	81		0	0	0	36	375
Non-accrual loans	664	773		312	0	210	82	2,041
Restructured loans	39	60		150	0	56	8	313
Potential problem loans	324	101		219	0	199	0	843
Other impaired loans	363	161		369	0	255	8	1,156
Gross impaired loans [1]	1,027	934	[2]	681	0	465	90	3,197
of which loans with a specific allowance	908	576		681	0	465	80	2,710
of which loans without a specific allowance	119	358		0	0	0	10	487
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 68 million, CHF 72 million and CHF 76 million as of the end of 3Q21, 2Q21 and 4Q20, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of the end of 3Q21, the Group had CHF 0.3 billion of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.

Allowance for credit losses on loans
In 3Q21, the allowance for credit losses decreased CHF 49 million to CHF 1.4 billion, reflecting decreases in Swiss Universal Bank and International Wealth Management, partially offset by increases in the Investment Bank and Asia Pacific. The decrease in allowance for credit losses from write-offs and releases of specific provisions was partially offset by a net increase of CECL-related provisions. The net increase of CECL-related provisions was mainly driven by an increasingly negative emerging trend in the last month of 3Q21 reflected in amended scenario weights.
In Swiss Universal Bank, the decrease in allowance for credit losses of CHF 82 million mainly reflected write-offs in commodity trade finance and small and medium-sized enterprises. In International Wealth Management, the decrease in allowance for credit losses of CHF 10 million was mainly driven by a write-off related to the sale of a ship finance loan and a release of specific provisions in lombard lending, partially offset by new or increased specific provisions in ship finance and aviation finance as well as an increase in CECL-related provisions. In the Investment Bank, the increase in allowance for credit losses of CHF 25 million was mainly driven by the increase in CECL-related provisions. The increase in allowance for credit losses of CHF 18 million in Asia Pacific mainly reflected provisions for newly impaired positions, primarily related to accrued interest.
Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Balance at beginning of period [1]	659	318	243	0	163	29	1,412
of which individually evaluated	448	154	197	0	42	28	869
of which collectively evaluated	211	164	46	0	121	1	543
Current-period provision for expected credit losses	5	10	17	0	27	0	59
of which methodology changes	0	0	0	0	(1)	0	(1)
of which provisions for interest	2	1	11	0	(1)	1	14
Gross write-offs	(87)	(23)	0	0	(6)	0	(116)
Recoveries	3	0	0	0	3	0	6
Net write-offs	(84)	(23)	0	0	(3)	0	(110)
Foreign currency translation impact and other adjustments, net	(3)	3	1	0	1	0	2
Balance at end of period [1]	577	308	261	0	188	29	1,363
of which individually evaluated	380	135	215	0	39	28	797
of which collectively evaluated	197	173	46	0	149	1	566
9M21 (CHF million)
Balance at beginning of period [1]	663	345	199	0	300	29	1,536
of which individually evaluated for impairment	440	141	153	0	106	26	866
of which collectively evaluated for impairment	223	204	46	0	194	3	670
Current-period provision for expected credit losses	40	1	57	0	(73)	(2)	23
of which methodology changes	0	0	0	0	(1)	0	(1)
of which provisions for interest	6	10	19	0	(6)	1	30
Gross write-offs	(146)	(53)	0	0	(44)	(1)	(244)
Recoveries	7	0	0	0	3	0	10
Net write-offs	(139)	(53)	0	0	(41)	(1)	(234)
Foreign currency translation impact and other adjustments, net	13	15	5	0	2	3	38
Balance at end of period [1]	577	308	261	0	188	29	1,363
of which individually evaluated	380	135	215	0	39	28	797
of which collectively evaluated	197	173	46	0	149	1	566
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (%)
Non-accrual loans / Gross loans	0.3	1.4	1.4	0.0	0.4	10.0	0.7
Gross impaired loans / Gross loans	0.5	1.6	2.1	0.0	1.4	10.0	1.0
Allowance for credit losses / Gross loans	0.3	0.6	0.7	0.0	1.2	3.5	0.5
Specific allowance for credit losses / Gross impaired loans	39.3	15.5	28.2	–	16.9	34.1	27.4
2Q21 (%)
Non-accrual loans / Gross loans	0.4	1.5	1.3	0.0	0.4	10.1	0.8
Gross impaired loans / Gross loans	0.6	1.8	1.9	0.0	1.6	10.1	1.1
Allowance for credit losses / Gross loans	0.4	0.6	0.6	0.0	1.1	3.6	0.5
Specific allowance for credit losses / Gross impaired loans	39.2	15.8	27.1	–	18.3	34.6	27.5
4Q20 (%)
Non-accrual loans / Gross loans	0.4	1.5	0.9	0.0	1.4	9.4	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.9	0.0	3.0	10.3	1.1
Allowance for credit losses / Gross loans	0.4	0.7	0.5	0.0	1.9	3.3	0.5
Specific allowance for credit losses / Gross impaired loans	42.8	15.1	22.5	–	22.8	28.9	27.1
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
For the first six months of 2021, the Investment Bank incurred a provision for credit losses of CHF 4,500 million related to the failure by Archegos to meet its margin commitments. In 3Q21, the Investment Bank has released a provision for credit losses of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos. On the Group’s consolidated balance sheet as of the end of 3Q21, the related allowance for credit losses is reported in brokerage receivables.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for information on the Archegos matter.
> Refer to “Note 3 – Business developments and subsequent events”, “Note 9 – Provision for credit losses” and “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – unaudited for further information.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2020 for further information on selected European credit risk exposures.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading activities.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on market risk including our VaR methodology.
Traded market risk
Market risks arise from our trading activities, primarily in the Investment Bank (which includes GTS). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q21, there were no material changes to our VaR methodology.

We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
3Q21
Average	15	50	27	3	31	(75)		51
Minimum	11	46	20	2	26	–	[2]	46
Maximum	21	57	30	3	36	–	[2]	58
End of period	13	52	27	2	35	(71)		58
2Q21
Average	19	64	33	3	33	(91)		61
Minimum	13	57	28	3	27	–	[2]	53
Maximum	26	77	38	4	38	–	[2]	66
End of period	17	57	31	3	30	(84)		54
4Q20
Average	15	73	33	2	29	(92)		60
Minimum	13	69	29	2	21	–	[2]	51
Maximum	18	80	38	3	32	–	[2]	66
End of period	13	70	36	2	32	(93)		60
USD million
3Q21
Average	16	55	30	3	34	(82)		56
Minimum	12	51	22	2	29	–	[2]	50
Maximum	22	62	33	3	38	–	[2]	62
End of period	14	56	29	3	38	(78)		62
2Q21
Average	21	70	37	3	36	(100)		67
Minimum	14	61	31	3	29	–	[2]	57
Maximum	29	81	41	4	41	–	[2]	73
End of period	18	61	33	3	32	(89)		58
4Q20
Average	17	81	37	2	32	(102)		67
Minimum	14	76	32	2	23	–	[2]	56
Maximum	19	87	43	3	36	–	[2]	72
End of period	14	79	41	2	36	(104)		68
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
3Q21	0	1	11	0	48	3	(12)		51
2Q21	0	1	13	4	56	3	(16)		61
4Q20 [2]	0	1	18	4	56	4	(23)		60
USD million
3Q21	0	1	12	0	52	3	(12)		56
2Q21	0	1	14	5	62	3	(18)		67
4Q20 [2]	0	2	20	5	62	4	(26)		67
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR of USD 56 million in 3Q21 decreased 16% compared to 2Q21, primarily due to reduced securitized products risk in the Investment Bank. On a divisional level, the decrease in average risk management VaR for Asset Management in 3Q21 reflected the redemption of a hedge fund investment. Period-end risk management VaR of USD 62 million as of the end of 3Q21 increased 7% compared to the end of 2Q21, driven by exposure changes across asset types within the Investment Bank.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q21 with those for 2Q21 and 4Q20. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 3Q21, we had no loss days, compared to no loss days in 2Q21 and two loss days in 4Q20.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 3Q21, there were no backtesting exceptions in our regulatory VaR model and the model remained in the regulatory “green zone”.

> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q20 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of the end of 3Q21, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 4.3 million, compared to negative CHF 5.1 million as of the end of 2Q21. The change was mainly driven by our regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 3Q21, total assets of CHF 805.9 billion increased 1% and total liabilities of CHF 761.1 billion increased 1% compared to the end of 2Q21, reflecting higher operating activities and the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 805.9 billion as of the end of 3Q21, an increase of CHF 9.1 billion, or 1%, from the end of 2Q21, reflecting higher operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 6.5 billion.
Compared to the end of 2Q21, central bank funds sold, securities purchased under resale agreements and securities borrowing increased CHF 12.9 billion or 14%, mainly reflecting an increase in reverse repurchase transactions from customers and banks, partially offset by a decrease in cash collateral. Cash and due from banks increased CHF 5.4 billion, or 4%, mainly driven by higher cash positions at the Fed and the SNB, partially offset by lower cash positions at the ECB. Trading assets decreased CHF 5.7 billion, or 4%, primarily reflecting decreases in equity securities and derivative instruments, partially offset by an increase in debt securities. Brokerage receivables decreased CHF 3.9 billion, or 12%, primarily reflecting decreases in margin lending, failed trades and open trades. Net loans decreased CHF 3.3 billion, or 1%, mainly driven by decreases in commercial and industrial loans, loans collateralized by securities and consumer finance loans, partially offset by increases in loans to financial institutions. All other assets increased CHF 3.6 billion, or 4%, mainly due to an increase of CHF 3.9 billion, or 9%, in other assets, primarily reflecting a reclassification to assets held-for-sale reflecting the sale of Credit Suisse Life & Pensions AG, and an increase of CHF 1.6 billion, or 34%, in other investments, partially offset by a decrease of CHF 2.0 billion, or 5%, in securities received as collateral.
Balance sheet summary
				% change
end of	3Q21	2Q21	4Q20	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	151,751	146,358	139,112	4	9
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,576	94,645	79,133	14	36
Trading assets	124,820	130,505	157,338	(4)	(21)
Net loans	296,593	299,844	291,908	(1)	2
Brokerage receivables	29,208	33,072	35,941	(12)	(19)
All other assets	95,941	92,375	102,390	4	(6)
Total assets	805,889	796,799	805,822	1	0
Liabilities and equity (CHF million)
Due to banks	21,080	20,948	16,423	1	28
Customer deposits	400,518	397,298	390,921	1	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,357	20,924	23,851	12	(2)
Trading liabilities	33,238	32,972	45,871	1	(28)
Long-term debt	175,320	170,227	161,087	3	9
Brokerage payables	21,389	20,432	21,653	5	(1)
All other liabilities	86,184	90,123	103,075	(4)	(16)
Total liabilities	761,086	752,924	762,881	1	0
Total shareholders' equity	44,498	43,580	42,677	2	4
Noncontrolling interests	305	295	264	3	16
Total equity	44,803	43,875	42,941	2	4

Total liabilities and equity	805,889	796,799	805,822	1	0

Total liabilities were CHF 761.1 billion as of the end of 3Q21, an increase of CHF 8.2 billion, or 1%, from the end of 2Q21, reflecting higher operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities increased CHF 4.9 billion.
Compared to the end of 2Q21, long-term debt increased CHF 5.1 billion, or 3%, primarily reflecting issuances in senior debt, partially offset by maturities in senior debt. Customer deposits increased CHF 3.2 billion, or 1%, mainly due to higher time and demand deposits and the foreign exchange translation impact, partially offset by decreases in certificates of deposits and savings deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 2.4 billion, or 12%, primarily due to an increase in repurchase transactions, partially offset by a decrease in cash collateral. Brokerage payables increased CHF 1.0 billion, or 5%, mainly due to increases in margin lending and failed trades, partially offset by a decrease in open trades. Trading liabilities and due to banks were stable. All other liabilities decreased CHF 3.9 billion, or 4%, reflecting a decrease of CHF 2.3 billion, or 10%, in short-term borrowings and a decrease of CHF 2.0 billion, or 5%, in obligation to return securities received as collateral.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuringexpenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of September 30, 2021, and the related consolidated statements of operations, comprehensive income and changes in equity for the three-month and nine-month periods ended September 30, 2021 and 2020 and the consolidated statement of cash flows for the nine-month periods ended September 30, 2021 and 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated March 18, 2021, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2019 and 2018 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland November 4, 2021

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q21	2Q21	3Q20	9M21	9M20
Consolidated statements of operations (CHF million)
Interest and dividend income	2,392	2,426	2,456	7,405	8,867
Interest expense	(969)	(1,010)	(1,060)	(2,912)	(4,367)
Net interest income	1,423	1,416	1,396	4,493	4,500
Commissions and fees	3,249	3,158	2,855	10,144	8,662
Trading revenues	618	153	630	2,582	2,811
Other revenues	147	376	317	895	1,195
Net revenues	5,437	5,103	5,198	18,114	17,168
Provision for credit losses	(144)	(25)	94	4,225	958
Compensation and benefits	2,255	2,356	2,441	6,818	7,351
General and administrative expenses	2,012	1,589	1,458	4,977	4,244
Commission expenses	306	325	295	960	953
Restructuring expenses	–	45	107	70	107
Total other operating expenses	2,318	1,959	1,860	6,007	5,304
Total operating expenses	4,573	4,315	4,301	12,825	12,655
Income before taxes	1,008	813	803	1,064	3,555
Income tax expense	570	566	258	610	539
Net income	438	247	545	454	3,016
Net income/(loss) attributable to noncontrolling interests	4	(6)	(1)	19	(6)
Net income attributable to shareholders	434	253	546	435	3,022
Earnings/(loss) per share (CHF)
Basic earnings per share	0.16	0.10	0.22	0.17	1.23
Diluted earnings per share	0.16	0.10	0.22	0.17	1.20
Consolidated statements of comprehensive income (unaudited)
in	3Q21	2Q21	3Q20	9M21	9M20
Comprehensive income/(loss) (CHF million)
Net income	438	247	545	454	3,016
Gains/(losses) on cash flow hedges	(44)	(41)	(33)	(188)	210
Foreign currency translation	133	(472)	(851)	1,666	(1,880)
Unrealized gains/(losses) on securities	1	0	2	1	(18)
Actuarial gains/(losses)	144	(11)	78	198	224
Net prior service credit/(cost)	(23)	(24)	(37)	(71)	(105)
Gains/(losses) on liabilities related to credit risk	274	(483)	(556)	342	1,136
Other comprehensive income/(loss), net of tax	485	(1,031)	(1,397)	1,948	(433)
Comprehensive income/(loss)	923	(784)	(852)	2,402	2,583
Comprehensive income/(loss) attributable to noncontrolling interests	5	(7)	(3)	30	(9)
Comprehensive income/(loss) attributable to shareholders	918	(777)	(849)	2,372	2,592
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q21	2Q21	4Q20
Assets (CHF million)
Cash and due from banks	151,751	146,358	139,112
of which reported at fair value	111	141	525
of which reported from consolidated VIEs	120	247	90
Interest-bearing deposits with banks	1,322	1,313	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,576	94,645	79,133
of which reported at fair value	81,357	69,465	57,994
Securities received as collateral, at fair value	36,649	38,686	50,773
of which encumbered	17,584	17,349	27,614
Trading assets, at fair value	124,820	130,505	157,338
of which encumbered	35,609	37,709	54,990
of which reported from consolidated VIEs	1,962	1,916	2,164
Investment securities	874	794	607
of which reported at fair value	874	794	607
of which encumbered	521	0	0
Other investments	6,146	4,578	5,412
of which reported at fair value	4,338	2,747	3,794
of which reported from consolidated VIEs	1,144	1,231	1,251
Net loans	296,593	299,844	291,908
of which reported at fair value	10,252	11,101	11,408
of which encumbered	174	79	179
of which reported from consolidated VIEs	823	686	900
allowance for credit losses	(1,363)	(1,412)	(1,536)
Goodwill	4,615	4,588	4,426
Other intangible assets	234	245	237
of which reported at fair value	179	189	180
Brokerage receivables	29,208	33,072	35,941
allowance for credit losses	(4,284)	(4,429)	(1)
Other assets	46,101	42,171	39,637
of which reported at fair value	13,920	10,342	8,373
of which encumbered	0	17	167
of which reported from consolidated VIEs	1,633	1,488	1,876
of which loans held-for-sale (amortized cost base)	535	467	650
allowance for credit losses – other assets held at amortized cost	(36)	(41)	(43)
Total assets	805,889	796,799	805,822
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q21	2Q21	4Q20
Liabilities and equity (CHF million)
Due to banks	21,080	20,948	16,423
of which reported at fair value	668	330	413
Customer deposits	400,518	397,298	390,921
of which reported at fair value	3,761	3,921	4,343
of which reported from consolidated VIEs	1	1	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,357	20,924	23,851
of which reported at fair value	14,809	10,983	13,594
Obligation to return securities received as collateral, at fair value	36,649	38,686	50,773
Trading liabilities, at fair value	33,238	32,972	45,871
of which reported from consolidated VIEs	9	9	10
Short-term borrowings	20,092	22,366	20,868
of which reported at fair value	9,912	8,554	10,740
of which reported from consolidated VIEs	5,125	6,484	4,178
Long-term debt	175,320	170,227	161,087
of which reported at fair value	71,490	69,436	70,976
of which reported from consolidated VIEs	1,540	1,319	1,746
Brokerage payables	21,389	20,432	21,653
Other liabilities	29,443	29,071	31,434
of which reported at fair value	8,197	7,911	7,780
of which reported from consolidated VIEs	259	237	208
Total liabilities	761,086	752,924	762,881
Common shares	106	106	98
Additional paid-in capital	34,813	34,633	33,323
Retained earnings	33,149	32,715	32,834
Treasury shares, at cost	(2,357)	(2,177)	(428)
Accumulated other comprehensive income/(loss)	(21,213)	(21,697)	(23,150)
Total shareholders' equity	44,498	43,580	42,677
Noncontrolling interests	305	295	264
Total equity	44,803	43,875	42,941

Total liabilities and equity	805,889	796,799	805,822
end of	3Q21	2Q21	4Q20
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,100,747,720	3,100,747,720	3,100,747,720
Common shares issued	2,650,747,720	2,650,747,720	2,447,747,720
Treasury shares	(258,640,279)	(239,479,336)	(41,602,841)
Shares outstanding	2,392,107,441	2,411,268,384	2,406,144,879
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
3Q21 (CHF million)
Balance at beginning of period	106	34,633	32,715	(2,177)	(21,697)	43,580	295	43,875
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	9	9
Net income/(loss)	–	–	434	–	–	434	4	438
Total other comprehensive income/(loss), net of tax	–	–	–	–	484	484	1	485
Conversion of mandatory convertible notes	–	–	–	6	–	6	–	6
Sale of treasury shares	–	(3)	–	4,728	–	4,725	–	4,725
Repurchase of treasury shares	–	–	–	(4,925)	–	(4,925)	–	(4,925)
Share-based compensation, net of tax	–	183	–	11	–	194	–	194
Balance at end of period	106	34,813	33,149	(2,357)	(21,213)	44,498	305	44,803
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q21 (CHF million)
Balance at beginning of period	98	33,523	32,582	(946)	(20,667)	44,590	294	44,884
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(16)	(16)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	253	–	–	253	(6)	247
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,030)	(1,030)	(1)	(1,031)
Issuance of common shares	8	1,748	–	(1,756)	–	–	–	–
Conversion of mandatory convertible notes	–	–	–	1	–	1	–	1
Sale of treasury shares	–	(10)	–	4,907	–	4,897	–	4,897
Repurchase of treasury shares	–	–	–	(4,944)	–	(4,944)	–	(4,944)
Share-based compensation, net of tax	–	(463)	–	561	–	98	–	98
Dividends paid	–	(136)	(120)	–	–	(256)	(1)	(257)
Change in scope of consolidation, net	–	–	–	–	–	–	20	20
Other	–	(29)	–	–	–	(29)	–	(29)
Balance at end of period	106	34,633	32,715	(2,177)	(21,697)	43,580	295	43,875
3Q20 (CHF million)
Balance at beginning of period	102	34,320	32,808	(1,391)	(19,304)	46,535	316	46,851
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2)	(2)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	546	–	–	546	(1)	545
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,395)	(1,395)	(2)	(1,397)
Cancellation of repurchased shares	(4)	(1,321)	–	1,325	–	–	–	–
Sale of treasury shares	–	(4)	–	2,213	–	2,209	–	2,209
Repurchase of treasury shares	–	–	–	(2,425)	–	(2,425)	–	(2,425)
Share-based compensation, net of tax	–	251	–	19	–	270	–	270
Change in scope of consolidation, net	–	–	–	–	–	–	(56)	(56)
Balance at end of period	98	33,246	33,354	(259)	(20,699)	45,740	260	46,000
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost		AOCI	Total share- holders' equity	Non- controlling interests	Total equity
9M21 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)		(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–		–	–	(27)	(27)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–		–	–	19	19
Net income/(loss)	–	–		435	–		–	435	19	454
Total other comprehensive income/(loss), net of tax	–	–		–	–		1,937	1,937	11	1,948
Issuance of common shares	8	1,748		–	(1,756)	[3]	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	7		–	7	–	7
Sale of treasury shares	–	(17)		–	16,405		–	16,388	–	16,388
Repurchase of treasury shares	–	–		–	(17,204)		–	(17,204)	–	(17,204)
Share-based compensation, net of tax	–	(76)		–	619		–	543	–	543
Dividends paid	–	(136)	[4]	(120)	–		–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–		–	–	20	20
Other	–	(29)		–	–		–	(29)	–	(29)
Balance at end of period	106	34,813		33,149	(2,357)		(21,213)	44,498	305	44,803
9M20 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)		(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	10	10
Net income/(loss)	–	–		3,022	–		–	3,022	(6)	3,016
Cumulative effect of accounting changes, net of tax	–	–		(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(430)	(430)	(3)	(433)
Cancellation of repurchased shares	(4)	(1,321)		–	1,325		–	–	–	–
Sale of treasury shares	–	(37)		–	6,249		–	6,212	–	6,212
Repurchase of treasury shares	–	–		–	(6,924)		–	(6,924)	–	(6,924)
Share-based compensation, net of tax	–	116		–	575		–	691	–	691
Dividends paid	–	(188)		(170)	–		–	(358)	–	(358)
Changes in scope of consolidation, net	–	–		–	–		–	–	193	193
Other	–	15		–	–		–	15	6	21
Balance at end of period	98	33,246		33,354	(259)		(20,699)	45,740	260	46,000
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Reflects the issuance of mandatory convertible notes in May 2021.
4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M21	9M20
Operating activities (CHF million)
Net income	454	3,016
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,021	1,000
Provision for credit losses	4,225	958
Deferred tax provision/(benefit)	157	255
Share-based compensation [1]	777	876
Valuation adjustments relating to long-term debt	880	37
Share of net income/(loss) from equity method investments	(148)	(74)
Trading assets and liabilities, net	22,021	(1,104)
(Increase)/decrease in other assets	4,427	(8,946)
Increase/(decrease) in other liabilities	(4,480)	5,316
Other, net	(320)	(452)
Total adjustments	28,560	(2,134)
Net cash provided by/(used in) operating activities	29,014	882
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(4)	(454)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(23,932)	3,966
Purchase of investment securities	(373)	(259)
Proceeds from sale of investment securities	0	628
Maturities of investment securities	95	177
Investments in subsidiaries and other investments	(1,939)	(151)
Proceeds from sale of other investments	1,085	503
(Increase)/decrease in loans	(5,191)	(1,891)
Proceeds from sales of loans	3,837	2,890
Capital expenditures for premises and equipment and other intangible assets	(962)	(849)
Proceeds from sale of premises and equipment and other intangible assets	2	45
Other, net	82	89
Net cash provided by/(used in) investing activities	(27,300)	4,694
1 Share-based compensation expenses, net were previously included in net cash provided by/(used in) financing activities. Prior period has been corrected to conform to the current presentation.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M21	9M20
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	6,016	14,631
Increase/(decrease) in short-term borrowings	(1,952)	(4,272)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,721)	4,556
Issuances of long-term debt	47,487	49,417
Repayments of long-term debt	(39,668)	(31,805)
Sale of treasury shares	16,388	6,212
Repurchase of treasury shares	(17,204)	(6,924)
Dividends paid	(257)	(358)
Other, net	(243)	492
Net cash provided by/(used in) financing activities	8,846	31,949
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	2,079	(1,583)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	12,639	35,942

Cash and due from banks at beginning of period [1]	139,112	101,879
Cash and due from banks at end of period [1]	151,751	137,821
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	9M21	9M20
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	620	640
Cash paid for interest	4,653	7,038
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Credit Suisse Annual Report 2020.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation, for example reflecting the introduction in 3Q21 of a net presentation in Note 5 of interest and dividend income from trading assets and interest expenses from trading liabilities to align with the presentation of trading revenues. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q21 consolidated statements of operations and comprehensive income, the 2Q21 consolidated balance sheet and the 2Q21 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for a description of accounting standards adopted in 2020.
ASC Topic 740 – Income Taxes
In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to Accounting Standards Codification (ASC) Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminated certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 included clarification and simplification of other aspects of the accounting for income taxes. The amendments were effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period. The adoption of ASU 2019-12 on January 1, 2021 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments were elective and applied to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or other reference rates expected to be discontinued because of reference rate reform.
In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform, Scope” (ASU 2021-01), which expands the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform. The guidance also applied to derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued.
The amendments may be applied as of March 12, 2020 through December 31, 2022. The Group elected to apply ASU 2020-04 and retrospectively apply ASU 2021-01 during 2020. These elections did not have a material impact on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
Business developments
Archegos Capital Management
As previously reported, the Group recorded a provision for credit losses of CHF 4,430 million in 1Q21 in respect of the failure by Archegos to meet its margin commitments. In 2Q21, the Group incurred additional losses of CHF 594 million with regard to this matter, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million mainly reflecting severance-related costs and professional services fees. In 3Q21, the results included a positive impact of CHF 235 million, consisting of net revenues of CHF 23 million, a release of provision for credit losses of CHF 188 million pertaining to an assessment of the future recoverability of receivables and negative operating expenses of CHF 24 million.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation.
The last published net asset value of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. As of September 30, 2021, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 7.0 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 6.3 billion have been made to their investors in five cash distributions. There remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. The amount of loss of the investors is currently unknown.
The Group continues to analyze this matter, including with the assistance of external counsel and other experts. The Board has initiated an externally led investigation of this matter, which is being supervised by a special committee of the Board. Also, the Group continues to assess the potential for recovery on behalf of the investors in the funds and further analyze new, pending or threatened proceedings. As previously reported, the resolution of this matter, the timing of which is difficult to predict, could cause the Group to incur material losses.
With respect to the Group’s outstanding collateralized bridge loan of USD 90 million to Greensill Capital, the Group has marked its fair value to USD 64 million as of the end of 3Q21, up from USD 56 million as of the end of 2Q21.
> Refer to “Risk factor” in I – Credit Suisse results– Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to this matter.
Credit Suisse Life & Pensions AG
In 3Q21, Credit Suisse Life & Pensions AG was sold to Octium Holdings SA. As a result of the sale, the Group recorded a loss of CHF 42 million, which was reflected in International Wealth Management and Swiss Universal Bank. Related assets and liabilities have been reclassified to held-for-sale until close of this transaction.
York Capital Management
In 3Q21, the Group recorded a further impairment of CHF 113 million to the valuation of its non-controlling interest in York Capital Management, reflected in net revenues of Asset Management.
Subsequent events
On November 4, 2021, Credit Suisse announced that the Board of Directors had unanimously agreed on a long-term strategic direction for the Group and approved the introduction of a global business and regional matrix structure.
Effective January 1, 2022, the Group will be organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas. The new leadership structure will be announced as Credit Suisse approaches the implementation date.
The new Wealth Management division will integrate the current International Wealth Management division with the HNW and UHNW and external asset manager client segments in the current Swiss Universal Bank division as well as the private banking business in the current Asia Pacific division.
The Investment Bank division will integrate the advisory and debt and equity underwriting businesses of the current Asia Pacific and Swiss Universal Bank divisions with the existing Investment Bank division to create a single global franchise across all four regions. Credit Suisse intends to invest in capital-light advisory and capital markets businesses, and continues to leverage its credit, securitized products and leveraged finance businesses, while further growing GTS connectivity with Wealth Management.
The Swiss Bank will include domestic retail and corporate and institutional client segments as a business. It will continue to invest in further growth and build its leading position by bringing the fully integrated services of the Group to private and corporate and institutional clients together with the other global business divisions.

The current Asset Management division will focus on core product capabilities and expand distribution in select European and Asia Pacific markets, with a strong connection to our Wealth Management and Swiss Bank divisions.
Reflecting the new organizational structure, beginning in first quarter of 2022, the Group’s financial reporting will be presented as the four divisions described above together with the Corporate Center.
As the implementation of the reorganization progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with business activities we are planning to exit and their related infrastructure.
4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Asset Management and Investment Bank divisions. Effective April 1, 2021, the Asset Management business has been separated from the International Wealth Management division and is managed as a new division of the Group. Prior periods have been restated to conform to the current presentation. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	3Q21	2Q21	3Q20	9M21	9M20
Net revenues (CHF million)
Swiss Universal Bank	1,391	1,477	1,294	4,317	4,222
International Wealth Management	829	930	836	2,746	2,773
Asia Pacific	771	798	728	2,629	2,371
Asset Management	279	404	306	1,069	1,112
Investment Bank	2,266	1,610	2,047	7,419	6,989
Corporate Center	(99)	(116)	(13)	(66)	(299)
Net revenues	5,437	5,103	5,198	18,114	17,168
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	623	725	430	2,013	1,617
International Wealth Management	193	340	197	941	798
Asia Pacific	228	250	177	1,002	591
Asset Management	2	104	18	221	266
Investment Bank	770	(76)	370	(1,773)	1,365
Corporate Center	(808)	(530)	(389)	(1,340)	(1,082)
Income/(loss) before taxes	1,008	813	803	1,064	3,555
Total assets
end of	3Q21	2Q21	4Q20
Total assets (CHF million)
Swiss Universal Bank	267,005	265,801	261,465
International Wealth Management	92,911	91,957	91,503
Asia Pacific	72,330	70,569	67,356
Asset Management	3,519	3,591	3,703
Investment Bank	250,281	248,775	270,488
Corporate Center	119,843	116,106	111,307
Total assets	805,889	796,799	805,822

5 Net interest income
in	3Q21	2Q21	3Q20	9M21	9M20
Net interest income (CHF million)
Loans	1,244	1,277	1,337	3,786	4,467
Investment securities	0	0	0	0	3
Trading assets, net of trading liabilities [1]	737	656	721	2,239	2,479
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	268	311	317	920	1,253
Other	143	182	81	460	665
Interest and dividend income	2,392	2,426	2,456	7,405	8,867
Deposits	(31)	(38)	(157)	(120)	(1,017)
Short-term borrowings	(27)	(40)	(14)	(69)	(166)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(179)	(209)	(193)	(664)	(698)
Long-term debt	(650)	(660)	(626)	(1,853)	(2,167)
Other	(82)	(63)	(70)	(206)	(319)
Interest expense	(969)	(1,010)	(1,060)	(2,912)	(4,367)
Net interest income	1,423	1,416	1,396	4,493	4,500
1 Beginning 3Q21, interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues.
6 Commissions and fees
in	3Q21	2Q21	3Q20	9M21	9M20
Commissions and fees (CHF million)
Lending business	441	484	357	1,441	1,154
Investment and portfolio management	874	891	774	2,626	2,336
Other securities business	13	15	15	41	51
Fiduciary business	887	906	789	2,667	2,387
Underwriting	481	626	676	2,096	1,600
Brokerage	726	694	725	2,329	2,498
Underwriting and brokerage	1,207	1,320	1,401	4,425	4,098
Other services	714	448	308	1,611	1,023
Commissions and fees	3,249	3,158	2,855	10,144	8,662
7 Trading revenues
in	3Q21	2Q21	3Q20	9M21	9M20
Trading revenues (CHF million)
Interest rate products	19	154	248	925	(626)
Foreign exchange products	358	358	688	864	1,798
Equity/index-related products	360	(117)	(114)	1,244	(170)
Credit products	(172)	(271)	(282)	(476)	935
Commodity and energy products	16	(7)	29	18	126
Other products	37	36	61	7	748
Trading revenues	618	153	630	2,582	2,811
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on trading revenues and managing trading risks.

8 Other revenues
in	3Q21	2Q21	3Q20	9M21	9M20
Other revenues (CHF million)
Noncontrolling interests without SEI	(1)	4	0	2	0
Loans held-for-sale	1	(58)	(6)	(98)	(22)
Long-lived assets held-for-sale	6	3	(1)	7	9
Equity method investments	(57)	55	48	27	107
Other investments	(16)	131	55	314	506
Other	214	241	221	643	595
Other revenues	147	376	317	895	1,195
9 Provision for credit losses
in	3Q21		2Q21		3Q20	9M21		9M20
Provision for credit losses (CHF million)
Loans held at amortized cost	45		(28)		47	(7)		738
Other financial assets held at amortized cost	(191)	[1]	56	[1]	(4)	4,299	[1]	32
Off-balance sheet credit exposures	2		(53)		51	(67)		188
Provision for credit losses	(144)		(25)		94	4,225		958
1 Primarily reflects a provision/(release of provision) for credit losses of CHF (188) million, CHF 70 million and CHF 4,312 million in 3Q21, 2Q21 and 9M21, respectively, related to Archegos.
10 Compensation and benefits
in	3Q21	2Q21	3Q20	9M21	9M20
Compensation and benefits (CHF million)
Salaries and variable compensation	1,909	1,997	2,069	5,755	6,212
Social security	149	166	164	473	504
Other [1]	197	193	208	590	635
Compensation and benefits	2,255	2,356	2,441	6,818	7,351
1
Includes pension-related expenses of CHF 122 million, CHF 120 million, CHF 135 million, CHF 372 million and CHF 398 million in 3Q21, 2Q21, 3Q20, 9M21 and 9M20, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	3Q21	2Q21	3Q20	9M21	9M20
General and administrative expenses (CHF million)
Occupancy expenses	233	231	252	727	717
IT, machinery and equipment	398	383	356	1,154	1,063
Provisions and losses	574	273	222	904	427
Travel and entertainment	38	32	25	99	121
Professional services	533	454	354	1,360	1,106
Amortization and impairment of other intangible assets	2	2	2	6	5
Other [1]	234	214	247	727	805
General and administrative expenses	2,012	1,589	1,458	4,977	4,244
1
Includes pension-related expenses/(credits) of CHF (28) million, CHF (42) million, CHF (37) million, CHF (122) million and CHF (117) million in 3Q21, 2Q21, 3Q20, 9M21 and 9M20, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
The Group completed the one-year restructuring plan announced in July 2020 in connection with the implementation of the key strategic growth initiatives at the end of June 2021. No restructuring expenses were recognized in 3Q21. Restructuring expenses included severance expenses, expenses in connection with the acceleration of certain deferred compensation awards, pension expenses and contract termination costs.
Restructuring expenses by type
in	3Q21	2Q21	3Q20	9M21	9M20
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	–	2	75	13	75
of which severance expenses	–	(1)	46	6	46
of which accelerated deferred compensation	–	3	29	7	29
General and administrative-related expenses	–	43	32	57	32
of which pension expenses	–	(4)	32	(11)	32
Total restructuring expenses	–	45	107	70	107
Restructuring liabilities
	3Q21				2Q21			3Q20
in	Compen- sation and benefits	General and administrative expenses	Total		Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	22	3	25		39	3	42	–	–	–
Net additional charges [1]	–	–	–		(1)	26	25	46	–	46
Reclassifications	(22)	(3)	(25)	[2]	–	–	–	–	–	–
Utilization	–	–	–		(16)	(26)	(42)	(1)	–	(1)
Balance at end of period	0	0	0		22	3	25	45	–	45
1
The following items for which expense accretion was accelerated in 2Q21 and 3Q20 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 1 million and CHF 21 million, respectively, which remain classified as a component of total shareholders' equity; unsettled pension obligations of CHF (4) million and CHF 32 million, respectively, which remain classified as pension obligations; unsettled cash-based deferred compensation of CHF 2 million and CHF 8 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 21 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 Reclassified within other liabilities.
Restructuring liabilities (continued)
	9M21				9M20
in	Compen- sation and benefits	General and administrative expenses	Total		Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	50	2	52		–	–	–
Net additional charges [1]	6	36	42		46	–	46
Reclassifications	(22)	(3)	(25)	[2]	–	–	–
Utilization	(34)	(35)	(69)		(1)	–	(1)
Balance at end of period	0	0	0		45	–	45
1
The following items for which expense accretion was accelerated in 9M21 and 9M20 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 2 million and CHF 21 million, respectively, which remain classified as a component of total shareholders' equity; unsettled pension obligations of CHF (11) million and CHF 32 million, respectively, which remain classified as pension obligations; unsettled cash-based deferred compensation of CHF 5 million and CHF 8 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 32 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 Reclassified within other liabilities.

13 Earnings per share
in	3Q21	2Q21	3Q20	9M21	9M20
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	434	253	546	435	3,022
Available for common shares	401	252	546	427	3,022
Available for mandatory convertible notes	33	1	–	8	–
Net income attributable to shareholders for diluted earnings per share	434	253	546	435	3,022
Available for common shares	402	252	546	427	3,022
Available for mandatory convertible notes	32	1	–	8	–
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,430.1	2,453.9	2,455.0	2,443.5	2,464.8
Dilutive share options and warrants	0.8	0.8	1.6	0.7	2.0
Dilutive share awards	71.1	55.1	74.2	72.7	56.5
For diluted earnings per share available for common shares [1]	2,502.0	2,509.8	2,530.8	2,516.9	2,523.3
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	202.4	130.8	–	111.1	–
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.16	0.10	0.22	0.17	1.23
Diluted earnings per share available for common shares	0.16	0.10	0.22	0.17	1.20
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 11.1 million, 9.6 million, 7.4 million, 9.1 million and 5.6 million for 3Q21, 2Q21, 3Q20, 9M21 and 9M20, respectively.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receive underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	3Q21	2Q21	3Q20	9M21	9M20
Contracts with customers (CHF million)
Investment and portfolio management	874	891	774	2,626	2,336
Other securities business	13	15	15	41	51
Underwriting	481	626	676	2,096	1,600
Brokerage	727	693	725	2,328	2,496
Other services	708	445	306	1,601	1,030
Total revenues from contracts with customers	2,803	2,670	2,496	8,692	7,513
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	3Q21	2Q21	4Q20
Contract balances (CHF million)
Contract receivables	988	1,011	1,001
Contract liabilities	50	52	48
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	10	18	7
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.

There were no material net impairment losses on contract receivables in 3Q21, 2Q21 and 3Q20. The Group’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
15 Trading assets and liabilities
end of	3Q21	2Q21	4Q20
Trading assets (CHF million)
Debt securities	61,149	57,620	64,395
Equity securities	38,757	44,226	63,237
Derivative instruments [1]	21,391	24,156	25,531
Other	3,523	4,503	4,175
Trading assets	124,820	130,505	157,338
Trading liabilities (CHF million)
Short positions	20,927	20,369	28,126
Derivative instruments [1]	12,311	12,603	17,745
Trading liabilities	33,238	32,972	45,871
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	3Q21	2Q21	4Q20
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	19,298	21,161	26,815
Cash collateral received	13,295	13,865	16,795
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	8,259	7,664	7,741
Cash collateral received	6,604	7,200	7,831
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

16 Investment securities
end of	3Q21	2Q21	4Q20
Investment securities (CHF million)
Debt securities available-for-sale	874	794	607
Total investment securities	874	794	607
Investment securities by type
	3Q21				4Q20
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	3	0	0	3
Foreign governments	36	0	0	36	0	0	0	0
Corporate debt securities	835	3	2	836	593	11	0	604
Debt securities available-for-sale	873	3	2	874	596	11	0	607
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
3Q21 (CHF million)
Corporate debt securities	399	2	0	0	399	2
Debt securities available-for-sale	399	2	0	0	399	2
Unrealized losses on debt securities as of the end of 3Q21 relate to four high-quality debt security positions held for liquidity purposes. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements. No impairment charges were recorded as the Group does not intend to sell these investments nor is it more likely than not that the Group will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	9M21	9M20
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	628
Realized gains	0	42
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
3Q21 (CHF million, except where indicated)
Due within 1 year	189	189	0.06
Due from 1 to 5 years	2	2	3.84
Due from 5 to 10 years	682	683	0.02
Debt securities available-for-sale	873	874	0.04
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 3Q21 and 4Q20, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	3Q21	2Q21	4Q20
Other investments (CHF million)
Equity method investments	1,797	1,757	2,631
Equity securities (without a readily determinable fair value) [1]	3,432	1,867	1,779
of which at net asset value	87	122	113
of which at measurement alternative	354	355	359
of which at fair value	2,943	1,343	1,278
of which at cost less impairment	48	47	29
Real estate held-for-investment [2]	78	77	82
Life finance instruments [3]	839	877	920
Total other investments	6,146	4,578	5,412
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 3Q21, 2Q21 and 4Q20, real estate held for investment included foreclosed or repossessed real estate of CHF 10 million, CHF 10 million and CHF 16 million, respectively, of which CHF 7 million, CHF 8 million and CHF 13 million, respectively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 31 million, CHF 32 million and CHF 35 million for 3Q21, 2Q21 and 4Q20, respectively.
No impairments were recorded on real estate held-for-investments in 3Q21, 2Q21, 3Q20 and 9M21, respectively. An impairment of CHF 1 million was recorded on real estate held-for-investments in 9M20.
Equity securities at measurement alternative
in / end of	9M21	Cumulative	9M20
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(7)	(32)	(5)
Upward adjustments	0	138	137
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.
In 3Q21, the Group recorded a further impairment of CHF 113 million to the valuation of its non-controlling interest in York.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	3Q21	2Q21	4Q20
Loans (CHF million)
Mortgages	112,452	112,223	111,270
Loans collateralized by securities	53,878	54,573	51,789
Consumer finance	5,923	6,567	4,888
Consumer	172,253	173,363	167,947
Real estate	28,984	29,464	29,045
Commercial and industrial loans	71,521	73,923	74,097
Financial institutions	22,010	21,016	19,072
Governments and public institutions	3,285	3,584	3,378
Corporate & institutional	125,800	127,987	125,592
Gross loans	298,053	301,350	293,539
of which held at amortized cost	287,801	290,249	282,131
of which held at fair value	10,252	11,101	11,408
Net (unearned income)/deferred expenses	(97)	(94)	(95)
Allowance for credit losses	(1,363)	(1,412)	(1,536)
Net loans	296,593	299,844	291,908
Gross loans by location (CHF million)
Switzerland	169,904	170,902	168,589
Foreign	128,149	130,448	124,950
Gross loans	298,053	301,350	293,539
Impaired loan portfolio (CHF million)
Non-performing loans	1,743	1,896	1,666
Non-interest-earning loans	329	383	375
Non-accrual loans	2,072	2,279	2,041
Restructured loans	425	471	313
Potential problem loans	415	406	843
Other impaired loans	840	877	1,156
Gross impaired loans [1]	2,912	3,156	3,197
1
As of the end of 3Q21, 2Q21 and 4Q20, CHF 142 million, CHF 181 million and CHF 180 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance.
As of the end of 3Q21, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	3Q21				4Q20
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	151,640		0	151,640	138,593		(6)	138,587
Interest-bearing deposits with banks	1,322	[2]	0	1,322	1,303	[4]	(5)	1,298
Securities purchased under resale agreements and securities borrowing transactions	26,219	[2]	0	26,219	21,139		0	21,139
Loans	287,704	[2,3]	(1,363)	286,341	282,036	[4,5]	(1,536)	280,500
Brokerage receivables	33,492	[2]	(4,284)	29,208	35,942	[4]	(1)	35,941
Other assets	14,667		(36)	14,631	15,394		(43)	15,351
Total	515,044		(5,683)	509,361	494,407		(1,591)	492,816
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 394 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 2 million to securities purchased under resale agreements and securities borrowing transactions, CHF 382 million to loans and CHF 9 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 87 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 88 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor (MEF) trends.
Current-period estimate of expected credit losses
The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL from a longer-term perspective.
As of the end of 3Q21, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, compared to 60% for the baseline, 30% for the downside and 10% for the upside scenario as of the end of 2Q21. The increased weight for the downside scenario at the end of 3Q21 reflected the increased uncertainty with regard to the global GDP growth and inflation outlook as well as rising concerns about the prospects for the property sector in China. The forecast range for the increase in Swiss real GDP was 2.7% to 3.9% for 2021 and (0.2)% to 2.8% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for Swiss real GDP to return to pre-pandemic levels (i.e., 4Q19) was 3Q21. The forecast range of the increase in the eurozone real GDP was 3.9% to 5.3% for 2021 and 1.3% to 5.4% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for eurozone real GDP to return to pre-pandemic levels was 1Q22. The forecast range for the increase in US real GDP was 5.2% to 6.1% for 2021 and

1.3% to 5.2% for 2022. The quarterly series for US real GDP returned to pre-pandemic levels in 2Q21. The forecast range for the increase in UK real GDP was 6.2% to 8.2% for 2021 and 1.8% to 7.7% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for UK real GDP to return to pre-pandemic levels was 1Q22. The forecast range for the increase in world industrial production was 6.8% to 9.3% for 2021 and 1.3% to 3.8% for 2022. The macroeconomic and market variable projections incorporate adjustments to reflect the impact and potential withdrawal of the COVID-19 pandemic related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. As of the end of 3Q21, the Group has continued its approach of applying qualitative overlays to the CECL model outputs in a manner consistent with the end of 2Q21. During 3Q21, negative market sentiment grew, mainly due to supply chain disruptions, the sharp increase in energy prices, a peak in GDP growth in major European countries, the US and China as well as uncertainty with respect to China’s economic outlook. This increasingly negative emerging trend in the last month of 3Q21 was reflected in the Group’s overlays, which continue to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics of the Group’s loans held at amortized cost.
Allowance for credit losses – loans held at amortized cost
	3Q21			2Q21			3Q20
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	345	1,067	1,412	329	1,198	1,527	399	1,270	1,669
Current-period provision for expected credit losses	18	41	59	31	(44)	(13)	11	38	49
of which methodology changes	0	(1)	(1)	0	0	0	0	(19)	(19)
of which provisions for interest [1]	6	8	14	7	8	15	(3)	5	2
Gross write-offs	(13)	(103)	(116)	(13)	(77)	(90)	(12)	(90)	(102)
Recoveries	3	3	6	2	0	2	1	3	4
Net write-offs	(10)	(100)	(110)	(11)	(77)	(88)	(11)	(87)	(98)
Foreign currency translation impact and other adjustments, net	(2)	4	2	(4)	(10)	(14)	(2)	(25)	(27)
Balance at end of period	351	1,012	1,363	345	1,067	1,412	397	1,196	1,593
of which individually evaluated	266	531	797	255	614	869	311	620	931
of which collectively evaluated	85	481	566	90	453	543	86	576	662

Allowance for credit losses – loans held at amortized cost (continued)
	9M21			9M20
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	318	1,218	1,536	241	808	1,049
Current-period provision for expected credit losses	61	(38)	23	194	571	765
of which methodology changes	0	(1)	(1)	0	(19)	(19)
of which provisions for interest [1]	14	16	30	18	9	27
Gross write-offs	(40)	(204)	(244)	(36)	(149)	(185)
Recoveries	7	3	10	6	5	11
Net write-offs	(33)	(201)	(234)	(30)	(144)	(174)
Foreign currency translation impact and other adjustments, net	5	33	38	(8)	(39)	(47)
Balance at end of period	351	1,012	1,363	397	1,196	1,593
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 116 million in 3Q21 compared to gross write-offs of CHF 90 million in 2Q21 and were primarily related to corporate & institutional loans in both quarters. In 3Q21, gross write-offs in corporate & institutional loans were mainly related to positions in commodity trade finance, ship finance and small and medium-sized enterprises as well as a write-off of a position in the technology sector in connection with its reclassification to held-for-sale. In 2Q21, gross write-offs in corporate & institutional loans were mainly related to a position in corporate loans, the sale of a real estate company and single positions in small and medium-sized enterprises, trade finance and ship finance. Write-offs in consumer loans were mainly related to Swiss consumer finance loans. Write-offs in consumer loans were mainly related to Swiss consumer finance loans both in 3Q21 and 2Q21.
Purchases, reclassifications and sales – loans held at amortized cost
	3Q21			2Q21			3Q20
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	2	1,065	1,067	12	981	993	3	665	668
Reclassifications from loans held-for-sale [2]	0	0	0	0	0	0	0	2	2
Reclassifications to loans held-for-sale [3]	0	1,184	1,184	0	1,652	1,652	0	626	626
Sales [3]	0	1,030	1,030	0	1,633	1,633	0	356	356
	9M21			9M20
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	19	3,034	3,053	24	1,993	2,017
Reclassifications from loans held-for-sale [2]	0	13	13	0	6	6
Reclassifications to loans held-for-sale [3]	0	3,304	3,304	0	1,614	1,614
Sales [3]	0	3,037	3,037	0	1,336	1,336
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics of the Group’s other financial assets held at amortized cost.
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a release of provision of CHF 188 million in 3Q21 and provisions of CHF 70 million and CHF 4,312 million in 2Q21 and 9M21, respectively, related to Archegos. As of the end of 3Q21, the related allowance for credit losses is reported in brokerage receivables.
Allowance for credit losses – other financial assets held at amortized cost
	3Q21	2Q21	3Q20	9M21	9M20
CHF million
Balance at beginning of period	4,470	4,488	70	55	45
Current-period provision for expected credit losses	(191)	56	(4)	4,299	32
Gross write-offs	(1)	(4)	(3)	(5)	(12)
Recoveries	0	0	1	0	2
Net write-offs	(1)	(4)	(2)	(5)	(10)
Foreign currency translation impact and other adjustments, net	42	(70)	0	(29)	(3)
Balance at end of period	4,320	4,470	64	4,320	64
of which individually evaluated	4,302	4,450	25	4,302	25
of which collectively evaluated	18	20	39	18	39

Credit quality information
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	3Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2021 / 2020	19,706	1,700	7	21,413	18,765	1,664	3	20,432
2020 / 2019	16,601	1,603	11	18,215	14,072	1,511	26	15,609
2019 / 2018	11,750	1,479	29	13,258	10,242	932	58	11,232
2018 / 2017	7,838	887	87	8,812	7,087	857	44	7,988
2017 / 2016	5,595	732	84	6,411	10,951	914	76	11,941
Prior years	40,139	2,701	308	43,148	39,918	2,854	216	42,988
Total term loans	101,629	9,102	526	111,257	101,035	8,732	423	110,190
Revolving loans	287	908	0	1,195	528	548	4	1,080
Total	101,916	10,010	526	112,452	101,563	9,280	427	111,270
Loans collateralized by securities
2021 / 2020	2,250	391	0	2,641	1,682	1,547	149	3,378
2020 / 2019	1,201	1,091	0	2,292	1,019	324	0	1,343
2019 / 2018	334	175	20	529	499	64	0	563
2018 / 2017	37	28	115	180	61	41	0	102
2017 / 2016	60	15	0	75	200	127	0	327
Prior years	970	804	22	1,796	563	622	0	1,185
Total term loans	4,852	2,504	157	7,513	4,024	2,725	149	6,898
Revolving loans [1]	43,064	3,140	161	46,365	41,749	3,038	104	44,891
Total	47,916	5,644	318	53,878	45,773	5,763	253	51,789
Consumer finance
2021 / 2020	1,643	902	3	2,548	1,297	903	5	2,205
2020 / 2019	655	447	12	1,114	519	505	22	1,046
2019 / 2018	350	351	20	721	279	237	23	539
2018 / 2017	139	195	18	352	81	154	17	252
2017 / 2016	37	95	14	146	16	57	10	83
Prior years	161	99	42	302	48	92	41	181
Total term loans	2,985	2,089	109	5,183	2,240	1,948	118	4,306
Revolving loans	441	89	93	623	328	88	81	497
Total	3,426	2,178	202	5,806	2,568	2,036	199	4,803
Consumer – total
2021 / 2020	23,599	2,993	10	26,602	21,744	4,114	157	26,015
2020 / 2019	18,457	3,141	23	21,621	15,610	2,340	48	17,998
2019 / 2018	12,434	2,005	69	14,508	11,020	1,233	81	12,334
2018 / 2017	8,014	1,110	220	9,344	7,229	1,052	61	8,342
2017 / 2016	5,692	842	98	6,632	11,167	1,098	86	12,351
Prior years	41,270	3,604	372	45,246	40,529	3,568	257	44,354
Total term loans	109,466	13,695	792	123,953	107,299	13,405	690	121,394
Revolving loans	43,792	4,137	254	48,183	42,605	3,674	189	46,468
Total	153,258	17,832	1,046	172,136	149,904	17,079	879	167,862
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	3Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2021 / 2020	8,026	3,490	3	11,519	6,054	2,792	106	8,952
2020 / 2019	4,169	1,891	6	6,066	2,902	1,611	0	4,513
2019 / 2018	2,104	900	2	3,006	1,849	1,133	24	3,006
2018 / 2017	1,106	418	1	1,525	1,033	346	72	1,451
2017 / 2016	583	134	0	717	1,591	285	25	1,901
Prior years	3,374	681	32	4,087	5,982	1,105	33	7,120
Total term loans	19,362	7,514	44	26,920	19,411	7,272	260	26,943
Revolving loans	828	211	152	1,191	1,027	172	69	1,268
Total	20,190	7,725	196	28,111	20,438	7,444	329	28,211
Commercial and industrial loans
2021 / 2020	7,460	9,911	153	17,524	7,724	11,621	310	19,655
2020 / 2019	3,681	6,034	84	9,799	3,851	6,411	133	10,395
2019 / 2018	2,723	4,634	111	7,468	1,781	4,321	247	6,349
2018 / 2017	1,189	2,646	178	4,013	964	1,981	60	3,005
2017 / 2016	756	1,076	34	1,866	809	1,248	22	2,079
Prior years	2,289	3,567	117	5,973	2,830	3,837	128	6,795
Total term loans	18,098	27,868	677	46,643	17,959	29,419	900	48,278
Revolving loans	14,280	7,227	423	21,930	12,913	8,908	464	22,285
Total	32,378	35,095	1,100	68,573	30,872	38,327	1,364	70,563
Financial institutions
2021 / 2020	4,270	1,143	40	5,453	3,386	697	43	4,126
2020 / 2019	1,719	405	43	2,167	1,973	132	39	2,144
2019 / 2018	644	96	1	741	960	432	9	1,401
2018 / 2017	616	338	8	962	97	92	0	189
2017 / 2016	72	36	0	108	37	102	20	159
Prior years	250	111	2	363	288	38	2	328
Total term loans	7,571	2,129	94	9,794	6,741	1,493	113	8,347
Revolving loans	7,570	370	1	7,941	5,718	419	1	6,138
Total	15,141	2,499	95	17,735	12,459	1,912	114	14,485
Governments and public institutions
2021 / 2020	463	30	0	493	174	33	0	207
2020 / 2019	178	92	0	270	135	20	10	165
2019 / 2018	94	19	20	133	80	0	0	80
2018 / 2017	48	11	0	59	35	0	0	35
2017 / 2016	28	0	0	28	74	1	0	75
Prior years	214	20	0	234	388	41	0	429
Total term loans	1,025	172	20	1,217	886	95	10	991
Revolving loans	29	0	0	29	19	0	0	19
Total	1,054	172	20	1,246	905	95	10	1,010
Corporate & institutional – total
2021 / 2020	20,219	14,574	196	34,989	17,338	15,143	459	32,940
2020 / 2019	9,747	8,422	133	18,302	8,861	8,174	182	17,217
2019 / 2018	5,565	5,649	134	11,348	4,670	5,886	280	10,836
2018 / 2017	2,959	3,413	187	6,559	2,129	2,419	132	4,680
2017 / 2016	1,439	1,246	34	2,719	2,511	1,636	67	4,214
Prior years	6,127	4,379	151	10,657	9,488	5,021	163	14,672
Total term loans	46,056	37,683	835	84,574	44,997	38,279	1,283	84,559
Revolving loans	22,707	7,808	576	31,091	19,677	9,499	534	29,710
Total	68,763	45,491	1,411	115,665	64,674	47,778	1,817	114,269

Total loans held at amortized cost by internal counterparty rating
	3Q21					4Q20
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2021 / 2020	43,818	17,567	206	61,591		39,082	19,257	616	58,955
2020 / 2019	28,204	11,563	156	39,923		24,471	10,514	230	35,215
2019 / 2018	17,999	7,654	203	25,856		15,690	7,119	361	23,170
2018 / 2017	10,973	4,523	407	15,903		9,358	3,471	193	13,022
2017 / 2016	7,131	2,088	132	9,351		13,678	2,734	153	16,565
Prior years	47,397	7,983	523	55,903		50,017	8,589	420	59,026
Total term loans	155,522	51,378	1,627	208,527		152,296	51,684	1,973	205,953
Revolving loans	66,499	11,945	830	79,274		62,282	13,173	723	76,178
Total	222,021	63,323	2,457	287,801	[1]	214,578	64,857	2,696	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 382 million and CHF 334 million as of the end of 3Q21 and 4Q20, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	3Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2021 / 2020	0	6	0	6	0	0	0	0
2019 / 2018	0	0	0	0	0	70	0	70
2018 / 2017	0	69	0	69	0	2	0	2
2017 / 2016	0	2	0	2	0	4	0	4
Prior years	0	2	0	2	0	0	0	0
Total term positions	0	79	0	79	0	76	0	76
Revolving positions	0	791	0	791	0	934	0	934
Total	0	870	0	870	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q21 (CHF million)
Mortgages	111,885	115	31	20	401	567	112,452
Loans collateralized by securities	53,713	22	0	0	143	165	53,878
Consumer finance	5,087	476	25	50	168	719	5,806
Consumer	170,685	613	56	70	712	1,451	172,136
Real estate	27,781	135	1	0	194	330	28,111
Commercial and industrial loans	67,433	318	28	90	704	1,140	68,573
Financial institutions	17,568	116	0	1	50	167	17,735
Governments and public institutions	1,192	11	23	0	20	54	1,246
Corporate & institutional	113,974	580	52	91	968	1,691	115,665
Total loans held at amortized cost	284,659	1,193	108	161	1,680	3,142	287,801	[1]
4Q20 (CHF million)
Mortgages	110,747	63	68	34	358	523	111,270
Loans collateralized by securities	51,668	17	0	0	104	121	51,789
Consumer finance	4,361	156	68	47	171	442	4,803
Consumer	166,776	236	136	81	633	1,086	167,862
Real estate	28,070	50	3	11	77	141	28,211
Commercial and industrial loans	69,060	630	54	137	682	1,503	70,563
Financial institutions	14,311	41	15	72	46	174	14,485
Governments and public institutions	969	37	4	0	0	41	1,010
Corporate & institutional	112,410	758	76	220	805	1,859	114,269
Total loans held at amortized cost	279,186	994	212	301	1,438	2,945	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 382 million and CHF 334 million as of the end of 3Q21 and 4Q20, respectively.
As of the end of 3Q21 and 4Q20, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on non-accrual loans.
Non-accrual loans held at amortized cost
	9M21				9M20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	418	495	2	73	337	385	2	18
Loans collateralized by securities	105	300	5	0	122	255	1	51
Consumer finance	201	204	2	1	168	205	1	1
Consumer	724	999	9	74	627	845	4	70
Real estate	324	194	6	5	155	292	5	48
Commercial and industrial loans	925	809	11	47	682	970	32	24
Financial institutions	68	50	0	0	46	68	0	8
Governments and public institutions	0	20	0	0	0	1	0	0
Corporate & institutional	1,317	1,073	17	52	883	1,331	37	80
Total loans held at amortized cost	2,041	2,072	26	126	1,510	2,176	41	150
In the Group’s recovery management function covering the Investment Bank and Asia Pacific, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for Swiss Universal Bank and International Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Collateral-dependent financial assets
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on collateral-dependent financial assets.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank and Asia Pacific mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. As of the end of 3Q21, the overall collateral coverage ratio was 93% of the Group’s collateral-dependent financial asset exposure managed by the recovery management function covering the Investment Bank and Asia Pacific, compared to 95% as of the end of 2Q21. The decrease in the overall collateral coverage ratio was mainly driven by a decrease in highly collateralized property-backed loans in Europe.
Collateral-dependent financial assets managed by the recovery management function for International Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages as well as aviation and yacht finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans decreased in 3Q21, mainly driven by decreases in ship finance, aviation and yacht finance and lombard loan exposures. The overall collateral coverage ratio increased from 84% as of the end of 2Q21 to 87% as of the end of 3Q21, mainly driven by the removal of two ship finance loans.
Collateral-dependent financial assets managed by the recovery management function for Swiss Universal Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 86% as of the end of 2Q21 to 85% as of the end of 3Q21 for residential and commercial mortgages, mainly reflecting slightly lower collateral values driven by the repayment of a larger highly collateralized position in residential mortgages.
Off-balance sheet credit exposures
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics and on estimating the provisions for expected credit losses on off-balance sheet credit exposures.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	3Q21			2Q21			3Q20
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	1	33	25	0	0	0	1	49	49
Real estate	0	0	0	1	2	2	0	0	0
Commercial and industrial loans	2	3	3	4	19	15	4	38	30
Total loans	3	36	28	5	21	17	5	87	79
	9M21			9M20
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	1	33	25	3	165	165
Real estate	1	2	2	0	0	0
Commercial and industrial loans	16	393	385	11	70	45
Financial institutions	1	44	44	0	0	0
Total loans	19	472	456	14	235	210
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	3Q21		2Q21		3Q20
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156	0	0
Commercial and industrial loans	1	14	0	0	1	1
Total loans	1	14	3	156	1	1

Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring (continued)
	9M21		9M20
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	3	156	0	0
Commercial and industrial loans	1	14	4	13
Total loans	4	170	4	13
In 9M21, the loan modifications of the Group included the increase of credit facilities, extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, waivers of principal and interest and changes in covenants.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.
20 Goodwill
3Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	590	289	1,052	1,122	5,414	8,479
Foreign currency translation impact	3	1	6	8	12	30
Other	0	(3)	0	0	0	(3)
Balance at end of period	593	287	1,058	1,130	5,426	8,506
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	593	287	1,058	1,130	1,547	4,615
9M21
Gross amount of goodwill (CHF million)
Balance at beginning of period	575	284	1,021	1,068	5,357	8,317
Foreign currency translation impact	18	6	37	62	69	192
Other	0	(3)	0	0	0	(3)
Balance at end of period	593	287	1,058	1,130	5,426	8,506
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	593	287	1,058	1,130	1,547	4,615
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As previously disclosed, the Board has been conducting a review of the Group’s overall business strategy and risk appetite in addition to business reviews and potential personnel and organizational changes contemplated in response to both the Archegos and the supply chain finance fund matters also previously disclosed. That review process was continued and was ongoing during the course of 3Q21 and into 4Q21. There were no specific developments or events during 3Q21 that constituted a triggering event.
On November 4, 2021, the Group announced an updated strategy together with related organizational changes, which include the introduction of a new segment structure effective January 1, 2022. The new segment structure will require the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis.
The announcement of the strategy and organizational changes represents a 4Q21 triggering event for goodwill impairment testing purposes, and under US GAAP goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy is expected to be finalized in 4Q21. Based on the preliminary 4Q21 goodwill impairment analysis the Group has concluded that the fair value for the Investment Bank reporting unit will be substantially below its related carrying value and consequently the Group expects a full impairment of the related goodwill balance. The investment-banking related businesses of the Asia Pacific reporting unit will be transferred to the Investment Bank reporting unit under the new reporting structure, and therefore a portion of Asia Pacific’s goodwill balance will also be impaired. As a result, the Group expects to record in 4Q21 a goodwill impairment charge of approximately CHF 1.6 billion.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applies a combination of the market approach and the income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relies upon its latest five-year financial plan which include significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Investment Bank reporting unit for the preliminary 4Q21 assessment. The valuation was performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

21 Other assets and other liabilities
end of	3Q21	2Q21	4Q20
Other assets (CHF million)
Cash collateral on derivative instruments	8,259	7,664	7,741
Cash collateral on non-derivative transactions	384	416	635
Derivative instruments used for hedging	402	457	131
Assets held-for-sale	12,443	8,169	7,077
of which loans [1]	7,484	8,136	7,046
allowance for loans held-for-sale	(45)	(51)	(48)
of which real estate [2]	23	31	27
of which long-lived assets	5	2	4
of which other assets [3]	4,931	0	0
Premises, equipment and right-of-use assets	7,508	7,428	7,376
Assets held for separate accounts	104	107	102
Interest and fees receivable	4,194	4,155	4,255
Deferred tax assets	3,807	4,201	3,667
Prepaid expenses	624	693	448
of which cloud computing arrangement implementation costs	50	45	38
Failed purchases	1,303	1,793	1,451
Defined benefit pension and post-retirement plan assets	3,211	3,047	2,872
Other	3,862	4,041	3,882
Other assets	46,101	42,171	39,637
Other liabilities (CHF million)
Cash collateral on derivative instruments	6,604	7,200	7,831
Cash collateral on non-derivative transactions	389	215	174
Derivative instruments used for hedging	10	12	45
Liabilities held-for-sale	5,494	0	0
of which other liabilities [3]	5,494	0	0
Operating leases liabilities	2,623	2,652	2,759
Provisions	1,756	1,256	2,080
of which expected credit losses on off-balance sheet credit exposures	262	260	311
Restructuring liabilities	–	25	52
Liabilities held for separate accounts	104	107	102
Interest and fees payable	4,130	4,128	4,297
Current tax liabilities	665	622	555
Deferred tax liabilities	619	578	530
Failed sales	1,714	1,437	1,120
Defined benefit pension and post-retirement plan liabilities	393	414	410
Other	4,942	10,425	11,479
Other liabilities	29,443	29,071	31,434
1 Included as of the end of 3Q21, 2Q21 and 4Q20 were CHF 263 million, CHF 363 million and CHF 262 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 3Q21, 2Q21 and 4Q20, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million, CHF 8 million and CHF 8 million, respectively, of which CHF 8 million, CHF 8 million and CHF 8 million, respectively were related to residential real estate.

3 Reflects the reclassification of assets and liabilities held-for-sale relating to the sale of Credit Suisse Life & Pensions AG which is expected to close in 4Q21.

22 Long-term debt
Long-term debt
end of	3Q21	2Q21	4Q20
Long-term debt (CHF million)
Senior	148,834	143,874	133,056
Subordinated	24,946	25,034	26,285
Non-recourse liabilities from consolidated VIEs	1,540	1,319	1,746
Long-term debt	175,320	170,227	161,087
of which reported at fair value	71,490	69,436	70,976
of which structured notes	45,206	45,030	47,039
Structured notes by product
end of	3Q21	2Q21	4Q20
Structured notes by product (CHF million)
Equity	28,981	29,473	29,907
Fixed income	13,029	12,465	13,882
Credit	2,784	2,700	2,881
Other	412	392	369
Total structured notes	45,206	45,030	47,039
23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
3Q21 (CHF million)
Balance at beginning of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
Increase/(decrease)	(40)	130	1		54	0	258	403
Reclassification adjustments, included in net income/(loss)	(4)	2	0		90	(23)	16	81
Total increase/(decrease)	(44)	132	1		144	(23)	274	484
Balance at end of period	18	(15,873)	14		(3,529)	385	(2,228)	(21,213)
2Q21 (CHF million)
Balance at beginning of period	103	(15,534)	13		(3,662)	432	(2,019)	(20,667)
Increase/(decrease)	(19)	(471)	0		(89)	0	(514)	(1,093)
Reclassification adjustments, included in net income/(loss)	(22)	0	0		78	(24)	31	63
Total increase/(decrease)	(41)	(471)	0		(11)	(24)	(483)	(1,030)
Balance at end of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
3Q20 (CHF million)
Balance at beginning of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
Increase/(decrease)	(56)	(850)	2		6	0	(583)	(1,481)
Reclassification adjustments, included in net income/(loss)	23	1	0		72	(37)	27	86
Total increase/(decrease)	(33)	(849)	2		78	(37)	(556)	(1,395)
Balance at end of period	238	(16,346)	12		(3,466)	499	(1,636)	(20,699)
9M21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(150)	1,653	1		(38)	0	249	1,715
Reclassification adjustments, included in net income/(loss)	(38)	2	0		236	(71)	93	222
Total increase/(decrease)	(188)	1,655	1		198	(71)	342	1,937
Balance at end of period	18	(15,873)	14		(3,529)	385	(2,228)	(21,213)
9M20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	112	(1,895)	(50)		6	0	1,010	(817)
Reclassification adjustments, included in net income/(loss)	98	18	32		218	(105)	126	387
Total increase/(decrease)	210	(1,877)	(18)		224	(105)	1,136	(430)
Balance at end of period	238	(16,346)	12		(3,466)	499	(1,636)	(20,699)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 3Q21, 2Q21, 3Q20, 9M21 and 9M20.

Details of significant reclassification adjustments
in	3Q21	2Q21	3Q20	9M21	9M20
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	113	95	88	291	267
Tax expense/(benefit)	(23)	(17)	(16)	(55)	(49)
Net of tax	90	78	72	236	218
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(29)	(29)	(46)	(88)	(129)
Tax expense	6	5	9	17	24
Net of tax	(23)	(24)	(37)	(71)	(105)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q21		2Q21		3Q20		9M21		9M20
Common shares issued
Balance at beginning of period	2,650,747,720		2,447,747,720		2,556,011,720		2,447,747,720		2,556,011,720
Issuance of common shares	0		203,000,000		0		203,000,000		0
Cancellation of repurchased shares	0		0		(108,264,000)		0		(108,264,000)
Balance at end of period	2,650,747,720		2,650,747,720		2,447,747,720		2,650,747,720		2,447,747,720
Treasury shares
Balance at beginning of period	(239,479,336)		(83,737,482)		(114,411,959)		(41,602,841)		(119,761,811)
Sale of treasury shares	503,870,981		510,392,920		223,335,831		1,566,995,284		633,301,158
Repurchase of treasury shares	(524,794,196)		(514,715,462)		(244,997,898)		(1,638,828,994)		(697,616,335)
Cancellation of repurchased shares	0		0		108,264,000		0		108,264,000
Issuance of common shares relating to mandatory convertible notes	0		(203,000,000)		0		(203,000,000)		0
Conversion of mandatory convertible notes	732,655		106,805		0		839,460		0
Share-based compensation	1,029,617		51,473,883		1,851,803		56,956,812		49,854,765
Balance at end of period	(258,640,279)		(239,479,336)		(25,958,223)		(258,640,279)		(25,958,223)
Common shares outstanding
Balance at end of period	2,392,107,441	[1]	2,411,268,384	[1]	2,421,789,497	[2]	2,392,107,441	[1]	2,421,789,497	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 450,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	3Q21		4Q20
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.6	4.4	6.1	4.6
OTC	47.8	44.7	68.2	65.7
Exchange-traded	0.1	0.2	0.5	0.6
Interest rate products	53.5	49.3	74.8	70.9
OTC-cleared	0.2	0.3	0.2	0.2
OTC	20.3	21.1	23.1	27.7
Foreign exchange products	20.5	21.4	23.3	27.9
OTC	9.1	13.2	10.7	15.1
Exchange-traded	24.7	24.1	19.9	20.4
Equity/index-related products	33.8	37.3	30.6	35.5
OTC-cleared	1.2	1.2	0.7	0.7
OTC	3.7	4.6	3.9	4.9
Credit derivatives	4.9	5.8	4.6	5.6
OTC	1.5	1.0	1.6	0.7
Exchange-traded	(0.1)	0.0	0.1	0.1
Other products [1]	1.4	1.0	1.7	0.8
OTC-cleared	7.0	5.9	7.0	5.5
OTC	82.4	84.6	107.5	114.1
Exchange-traded	24.7	24.3	20.5	21.1
Total gross derivatives subject to enforceable master netting agreements	114.1	114.8	135.0	140.7
Offsetting (CHF billion)
OTC-cleared	(6.3)	(5.3)	(6.2)	(5.4)
OTC	(72.0)	(78.8)	(94.4)	(104.3)
Exchange-traded	(23.6)	(23.7)	(20.0)	(20.3)
Offsetting	(101.9)	(107.8)	(120.6)	(130.0)
of which counterparty netting	(88.5)	(88.5)	(103.2)	(103.2)
of which cash collateral netting	(13.4)	(19.3)	(17.4)	(26.8)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.7	0.6	0.8	0.1
OTC	10.4	5.8	13.1	9.8
Exchange-traded	1.1	0.6	0.5	0.8
Total net derivatives subject to enforceable master netting agreements	12.2	7.0	14.4	10.7
Total derivatives not subject to enforceable master netting agreements [2]	9.6	5.1	11.2	6.8
Total net derivatives presented in the consolidated balance sheets	21.8	12.1	25.6	17.5
of which recorded in trading assets and trading liabilities	21.4	12.1	25.5	17.5
of which recorded in other assets and other liabilities	0.4	0.0	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 3Q21 and 4Q20. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	3Q21				4Q20
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	91.4	(16.1)	75.3		55.8	(7.5)	48.3
Securities borrowing transactions	9.3	(0.5)	8.8		11.9	(0.4)	11.5
Total subject to enforceable master netting agreements	100.7	(16.6)	84.1		67.7	(7.9)	59.8
Total not subject to enforceable master netting agreements [1]	23.5	–	23.5		19.3	–	19.3
Total	124.2	(16.6)	107.6	[2]	87.0	(7.9)	79.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 81,357 million and CHF 57,994 million of the total net amount as of the end of 3Q21 and 4Q20, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	3Q21				4Q20
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	33.9	(16.6)	17.3		26.0	(7.9)	18.1
Securities lending transactions	2.4	0.0	2.4		3.5	0.0	3.5
Obligation to return securities received as collateral, at fair value	35.9	0.0	35.9		49.9	0.0	49.9
Total subject to enforceable master netting agreements	72.2	(16.6)	55.6		79.4	(7.9)	71.5
Total not subject to enforceable master netting agreements [1]	4.4	–	4.4		3.1	–	3.1
Total	76.6	(16.6)	60.0		82.5	(7.9)	74.6
of which securities sold under repurchase agreements and securities lending transactions	40.0	(16.6)	23.4	[2]	31.7	(7.9)	23.8	[2]
of which obligation to return securities received as collateral, at fair value	36.6	0.0	36.6		50.8	0.0	50.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,809 million and CHF 13,594 million of the total net amount as of the end of 3Q21 and 4Q20, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	3Q21						4Q20
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	12.2	4.7		0.1		7.4	14.4	5.5		0.1		8.8
Securities purchased under resale agreements	75.3	75.3		0.0		0.0	48.3	48.3		0.0		0.0
Securities borrowing transactions	8.8	8.4		0.0		0.4	11.5	11.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	96.3	88.4		0.1		7.8	74.2	64.9		0.1		9.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	7.0	1.6		0.0		5.4	10.7	2.2		0.0		8.5
Securities sold under repurchase agreements	17.3	17.3		0.0		0.0	18.1	18.1		0.0		0.0
Securities lending transactions	2.4	2.1		0.0		0.3	3.5	3.2		0.0		0.3
Obligation to return securities received as collateral, at fair value	35.9	30.8		0.0		5.1	49.9	43.4		0.0		6.5
Total financial liabilities subject to enforceable master netting agreements	62.6	51.8		0.0		10.8	82.2	66.9		0.0		15.3
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 3Q21 income tax charge of CHF 570 million, resulting in an effective tax rate of 56.5% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 3Q21 results in accordance with ASC Topic 740 – Income Taxes – Interim Reporting. This continues to primarily reflect the loss related to Archegos, for which only a partial tax benefit was recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs, non-deductible legacy litigation provisions, including amounts relating to the Mozambique matter, and an additional valuation allowance mainly in the Group’s operating entities in the UK, partially offset by the valuation allowance decrease in one of the Group’s operating entities in Switzerland. The details of the 3Q21 tax rate reconciliation resulting from applying the estimated effective tax rate for the full year to the 3Q21 results are outlined below.
Net deferred tax assets related to net operating losses (NOL), net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2021, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 19.9 billion, which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 74 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2019 (federal and Zurich cantonal level); Brazil – 2016; the UK – 2012; the Netherlands – 2011; and the US – 2010.
Effective tax rate
in	3Q21	2Q21	3Q20	9M21	9M20
Effective tax rate (%)	56.5	69.6	32.1	57.3	15.2
Tax expense reconciliation
in	3Q21
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	186
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(72)
Other non-deductible expenses	156
Changes in deferred tax valuation allowance	212
Lower taxed income	(38)
Income taxable to noncontrolling interests	3
Other	123
Income tax expense	570
Foreign tax rate differential
3Q21 included a foreign tax impact of CHF 72 million, mainly driven by the estimated current year earnings mix.
Other non-deductible expenses
3Q21 included the impact of CHF 83 million relating to non-deductible interest expenses, the UK bank levy and other non-deductible expenses and CHF 73 million from non-deductible legacy litigation provisions, including amounts relating to the Mozambique matter.
Changes in deferred tax valuation allowance
3Q21 included the impact of the estimated current year earnings, resulting in an increase in the valuation allowance of CHF 290 million, mainly in respect of the Group’s operating entities in the UK and one of the Group’s operating entities in Switzerland. This was partially offset by a decrease in the valuation allowance of CHF 78 million, mainly in respect of the Group’s operating entities in Switzerland and Hong Kong.
Lower taxed income
3Q21 primarily included the impact of CHF 21 million related to non-taxable life insurance income and CHF 16 million related to non-taxable dividend income. The remaining balance included various smaller items.
Other
3Q21 included the impact of CHF 123 million, which mainly reflected the tax impact of CHF 66 million relating to withholding taxes, CHF 20 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 17 million relating to tax contingency accruals, CHF 8 million relating to the current year base erosion and anti-abuse tax (BEAT) provision and CHF 6 million relating to own credit valuation movements. The remaining balance included various smaller items.
Net deferred tax assets
end of	3Q21	2Q21
Net deferred tax assets (CHF million)
Deferred tax assets	3,807	4,201
of which net operating losses	947	1,380
of which deductible temporary differences	2,860	2,821
Deferred tax liabilities	(619)	(578)
Net deferred tax assets	3,188	3,623
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, deferred cash awards and retention awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q21 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q21	2Q21	3Q20	9M21	9M20
Deferred compensation expense (CHF million)
Share awards	103	142	134	379	433
Performance share awards	64	111	106	284	339
Contingent Capital Awards	44	83	86	188	172
Deferred cash awards	82	102	115	233	263
Retention awards	45	26	9	84	28
Total deferred compensation expense	338	464	450	1,168	1,235
Estimated unrecognized deferred compensation
end of	3Q21
Estimated unrecognized compensation expense (CHF million)
Share awards	501
Performance share awards	265
Contingent Capital Awards	204
Deferred cash awards	317
Retention Awards	298
Total	1,585

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2

Deferred cash awards
In 3Q21, the Group granted deferred fixed cash compensation of CHF 90 million to certain employees in the Americas. This compensation will be expensed mainly in the Investment Bank division over a three-year vesting period from the grant date. Amortization of deferred fixed cash compensation in 3Q21 totaled CHF 26 million, of which CHF 5 million was related to awards granted in 3Q21.
Retention awards
In 3Q21, the Group granted deferred cash and share retention awards of CHF 49 million, mainly in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 3Q21 totaled CHF 45 million, of which CHF 5 million was related to awards granted in 3Q21.

Share-based award activity
	3Q21		9M21
Number of awards (in millions)	Share awards	Performance share awards	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	151.1	95.5	126.3	91.7
Granted	2.9	(1.5)	81.0	36.3
Settled	(0.9)	(1.0)	(51.3)	(34.0)
Forfeited	(2.8)	(1.6)	(5.7)	(2.6)
Balance at end of period	150.3	91.4	150.3	91.4
of which vested	12.9	11.7	12.9	11.7
of which unvested	137.4	79.7	137.4	79.7
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 62 million, CHF 60 million, CHF 81 million, CHF 192 million and CHF 235 million, related to its defined contribution pension plans in 3Q21, 2Q21, 3Q20, 9M21 and 9M20, respectively.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
The Group expects to contribute CHF 338 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2021. As of the end of 3Q21, CHF 259 million of contributions have been made.
Components of net periodic benefit costs
in	3Q21	2Q21	3Q20	9M21	9M20
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	60	60	54	180	163
Interest costs on benefit obligation	17	15	22	47	69
Expected return on plan assets	(122)	(120)	(109)	(365)	(328)
Amortization of recognized prior service cost/(credit)	(30)	(31)	(41)	(90)	(124)
Amortization of recognized actuarial losses	93	93	87	279	261
Settlement losses/(gains)	20	2	1	12	6
Curtailment losses/(gains)	1	2	(5)	2	(5)
Special termination benefits	2	3	4	15	7
Net periodic benefit costs	41	24	13	80	49
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, except for 3Q21, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,858.0	2.5	2.4	0.0	0.0	0.0
Swaps	8,520.5	39.8	35.4	142.5	0.6	0.2
Options bought and sold (OTC)	847.0	12.3	11.9	0.0	0.0	0.0
Futures	173.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	99.8	0.1	0.1	0.0	0.0	0.0
Interest rate products	12,498.3	54.7	49.8	142.5	0.6	0.2
Forwards	1,007.0	8.5	7.3	21.1	0.2	0.1
Swaps	354.5	10.3	12.1	0.0	0.0	0.0
Options bought and sold (OTC)	200.5	2.4	2.7	0.0	0.0	0.0
Futures	16.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,579.2	21.2	22.1	21.1	0.2	0.1
Forwards	1.0	0.0	0.1	0.0	0.0	0.0
Swaps	118.6	1.9	4.1	0.0	0.0	0.0
Options bought and sold (OTC)	272.0	13.4	11.7	0.0	0.0	0.0
Futures	50.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	606.4	24.8	24.2	0.0	0.0	0.0
Equity/index-related products	1,048.4	40.1	40.1	0.0	0.0	0.0
Credit derivatives [2]	644.4	5.3	6.6	0.0	0.0	0.0
Forwards	13.3	0.2	0.3	0.0	0.0	0.0
Swaps	12.1	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	13.7	0.3	0.1	0.0	0.0	0.0
Futures	10.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.7	0.0	0.1	0.0	0.0	0.0
Other products [3]	58.9	1.6	1.0	0.0	0.0	0.0
Total derivative instruments	15,829.2	122.9	119.6	163.6	0.8	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 15,992.8 billion, CHF 123.7 billion and CHF 119.9 billion, respectively, as of September 30, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 4Q20	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5		2.7	2.8	0.0	0.0	0.0
Swaps	8,087.8		53.5	50.2	126.1	0.9	0.1
Options bought and sold (OTC)	968.6		18.2	18.0	0.0	0.0	0.0
Futures	186.5		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	90.9		0.5	0.6	0.0	0.0	0.0
Interest rate products	14,555.3	[2]	74.9	71.6	126.1	0.9	0.1
Forwards	928.4		10.1	11.8	13.9	0.1	0.1
Swaps	345.8		10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	185.9		3.4	3.7	0.0	0.0	0.0
Futures	8.8		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,469.9	[2]	24.4	28.9	13.9	0.1	0.1
Forwards	1.0		0.0	0.3	0.0	0.0	0.0
Swaps	167.6		4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3		14.9	10.0	0.0	0.0	0.0
Futures	23.5		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0		20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4		39.2	39.8	0.0	0.0	0.0
Credit derivatives [3]	467.8		4.9	6.0	0.0	0.0	0.0
Forwards	12.2		0.3	0.2	0.0	0.0	0.0
Swaps	9.8		1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8		0.3	0.2	0.0	0.0	0.0
Futures	4.2		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6		0.1	0.1	0.0	0.0	0.0
Other products [4]	52.6		1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,410.0	[2]	145.2	147.3	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,550.0 billion, CHF 146.2 billion and CHF 147.5 billion, respectively, as of December 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been corrected.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	3Q21	2Q21	3Q20	9M21	9M20
Interest rate products (CHF million)
Hedged items [1]	259	(288)	314	1,127	(2,060)
Derivatives designated as hedging instruments [1]	(252)	264	(302)	(1,084)	1,924
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	3Q21					4Q20
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.7	0.0		0.0		0.4	0.0		0.0
Net loans	18.4	(0.3)		0.4		20.5	0.2		0.5
Liabilities (CHF billion)
Long-term debt	77.6	0.4		0.8		65.8	1.9		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	3Q21	2Q21	3Q20	9M21	9M20
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(32)	(23)	(97)	(151)	191
Gains/(losses) reclassified from AOCI into interest and dividend income	(4)	7	(37)	6	(79)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(14)	0	23	(10)	(61)
Trading revenues	0	0	0	0	(30)
Total other operating expenses	7	15	7	32	(4)
Gains/(losses) reclassified from AOCI into income	7	15	7	32	(34)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues	0	0	0	0	1	[1]
1 Related to the forward points of a foreign currency forward.
As of the end of 3Q21, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 18 million.
Net investment hedges
in	3Q21	2Q21	3Q20	9M21	9M20
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	179	7	44	(76)	525
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	1	0	1	1	10
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	3Q21				4Q20
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	2.3	0.0	0.3	2.6	3.0	0.0	0.4	3.4
Collateral posted	1.9	0.0	–	1.9	2.4	0.0	–	2.4
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
Impact of a two-notch downgrade event	0.2	0.0	0.0	0.2	0.0	0.0	0.0	0.0
Impact of a three-notch downgrade event	0.7	0.0	0.1	0.8	0.5	0.0	0.2	0.7
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 13.4 billion and CHF 14.4 billion as of the end of 3Q21 and 4Q20 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	3Q21							4Q20
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(57.6)	54.0		(3.6)	11.3		0.5	(52.5)	47.8		(4.7)	13.0		0.5
Non-investment grade	(30.7)	28.4		(2.3)	11.0		0.5	(28.5)	26.5		(2.0)	11.8		0.4
Total single-name instruments	(88.3)	82.4		(5.9)	22.3		1.0	(81.0)	74.3		(6.7)	24.8		0.9
of which sovereign	(14.3)	13.3		(1.0)	5.3		(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(74.0)	69.1		(4.9)	17.0		1.1	(68.5)	62.7		(5.8)	19.5		0.9
Multi-name instruments (CHF billion)
Investment grade [2]	(160.5)	156.2		(4.3)	20.7		0.7	(99.5)	95.2		(4.3)	23.1		(0.7)
Non-investment grade	(45.9)	41.3		(4.6)	13.4	[3]	(0.7)	(24.3)	19.9		(4.4)	11.3	[3]	0.2
Total multi-name instruments	(206.4)	197.5		(8.9)	34.1		0.0	(123.8)	115.1		(8.7)	34.4		(0.5)
of which non-sovereign	(206.4)	197.5		(8.9)	34.1		0.0	(123.8)	115.1		(8.7)	34.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(218.1)	210.2		(7.9)	32.0		1.2	(152.0)	143.0		(9.0)	36.1		(0.2)
Non-investment grade	(76.6)	69.7		(6.9)	24.4		(0.2)	(52.8)	46.4		(6.4)	23.1		0.6
Total instruments	(294.7)	279.9		(14.8)	56.4		1.0	(204.8)	189.4		(15.4)	59.2		0.4
of which sovereign	(14.3)	13.3		(1.0)	5.3		(0.1)	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(280.4)	266.6		(13.8)	51.1		1.1	(192.3)	177.8		(14.5)	53.9		0.4
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q21	4Q20
Credit derivatives (CHF billion)
Credit protection sold	294.7	204.8
Credit protection purchased	279.9	189.4
Other protection purchased	56.4	59.2
Other instruments [1]	13.4	14.4
Total credit derivatives	644.4	467.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q21 (CHF billion)
Single-name instruments	13.3	64.2	10.8	88.3
Multi-name instruments	56.0	119.6	30.8	206.4
Total instruments	69.3	183.8	41.6	294.7
4Q20 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q21 (CHF million)
Credit guarantees and similar instruments	2,328	1,783	4,111	4,050		25	2,007
Performance guarantees and similar instruments	4,349	2,946	7,295	6,215		47	2,717
Derivatives [2]	10,922	4,956	15,878	15,878		436	–	[3]
Other guarantees	4,483	2,280	6,763	6,721		62	4,024
Total guarantees	22,082	11,965	34,047	32,864		570	8,748
4Q20 (CHF million)
Credit guarantees and similar instruments	1,645	1,434	3,079	3,016		27	1,637
Performance guarantees and similar instruments	3,607	2,925	6,532	5,601		30	2,535
Derivatives [2]	10,531	6,042	16,573	16,573		380	–	[3]
Other guarantees	3,555	2,588	6,143	6,130		85	3,725
Total guarantees	19,338	12,989	32,327	31,320		522	7,897
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a description of these commitments.
Other commitments
	3Q21						4Q20
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,970	89	5,059	4,828		2,884	3,915	97	4,012	3,963		2,404
Irrevocable loan commitments [2]	23,173	103,544	126,717	121,441		57,228	19,813	99,209	119,022	115,116		53,039
Forward reverse repurchase agreements	39	0	39	39		39	17	0	17	17		17
Other commitments	400	265	665	664		13	135	1,808	1,943	1,943		19
Total other commitments	28,582	103,898	132,480	126,972		60,164	23,880	101,114	124,994	121,039		55,479
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 143,481 million and CHF 130,877 million of unused credit limits as of the end of 3Q21 and 4Q20 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M21 and 9M20 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M21	9M20
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(3)	53
Proceeds from transfer of assets	2,468	6,476
Cash received on interests that continue to be held	34	35
RMBS
Net gain [1]	70	28
Proceeds from transfer of assets	29,807	17,028
Purchases of previously transferred financial assets or its underlying collateral	(1,295)	0
Servicing fees	2	1
Cash received on interests that continue to be held	742	705
Other asset-backed financings
Net gain [1]	55	90
Proceeds from transfer of assets	8,785	7,562
Purchases of previously transferred financial assets or its underlying collateral	(1,002)	(1,077)
Fees [2]	119	118
Cash received on interests that continue to be held	9	13
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q21 and 4Q20, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q21	4Q20
CHF million
CMBS
Principal amount outstanding	16,023	17,421
Total assets of SPE	22,381	24,455
RMBS
Principal amount outstanding	60,249	47,324
Total assets of SPE	60,534	47,863
Other asset-backed financings
Principal amount outstanding	26,002	24,968
Total assets of SPE	58,983	50,817
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	9M21							9M20
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			129				2,120			242				2,240
of which level 2			106				1,721			214				2,025
of which level 3			23				399			28				215
Weighted-average life, in years			5.2				4.9			7.1				3.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	3.0	–	32.8			–	[2]	1.0	–	47.0
Cash flow discount rate (rate per annum), in % [3]	1.8	–	4.6		1.0	–	15.4	1.4	–	20.9		0.2	–	40.8
Expected credit losses (rate per annum), in % [4]	0.9	–	4.3		0.1	–	13.7	4.0	–	8.6		1.6	–	22.9
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q21 and 4Q20.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q21											4Q20
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			231				2,368			364				296				1,851			350
of which non-investment grade			43				380			28				36				631			23
Weighted-average life, in years			4.5				4.4			4.9				5.6				4.0			4.8
Prepayment speed assumption (rate per annum), in % [3]			–		5.0	–	31.0			–				–		4.0	–	50.1			–
Impact on fair value from 10% adverse change			–				(33.8)			–				–				(43.7)			–
Impact on fair value from 20% adverse change			–				(65.2)			–				–				(92.1)			–
Cash flow discount rate (rate per annum), in % [4]	1.3	–	37.1		0.1	–	29.3	0.3	–	15.3		0.6	–	38.2		0.3	–	39.7	0.7	–	27.7
Impact on fair value from 10% adverse change			(2.2)				(34.2)			(3.4)				(4.9)				(22.4)			(4.2)
Impact on fair value from 20% adverse change			(4.4)				(65.8)			(6.8)				(9.6)				(43.5)			(8.2)
Expected credit losses (rate per annum), in % [5]	0.6	–	23.1		0.2	–	28.1	0.6	–	14.1		0.4	–	14.7		0.6	–	39.6	0.7	–	26.8
Impact on fair value from 10% adverse change			(1.7)				(26.7)			(3.3)				(4.3)				(20.2)			(4.5)
Impact on fair value from 20% adverse change			(3.3)				(51.3)			(6.4)				(8.5)				(39.2)			(8.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q21 and 4Q20.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q21	4Q20
CHF million
Other asset-backed financings
Trading assets	634	496
Other assets	206	246
Liability to SPE, included in other liabilities	(840)	(742)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q21 and 4Q20.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q21	4Q20
CHF billion
Government debt securities	18.6	12.1
Corporate debt securities	10.4	7.7
Asset-backed securities	4.0	6.0
Other	4.2	1.9
Securities sold under repurchase agreements	37.2	27.7
Government debt securities	0.2	0.4
Corporate debt securities	0.3	0.1
Equity securities	2.1	3.5
Other	0.1	0.1
Securities lending transactions	2.7	4.1
Government debt securities	5.0	5.8
Corporate debt securities	3.8	5.6
Equity securities	27.8	39.3
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	36.6	50.8
Total	76.5	82.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q21 (CHF billion)
Securities sold under repurchase agreements	3.3		20.7		4.1	9.1	37.2
Securities lending transactions	2.7		0.0		0.0	0.0	2.7
Obligation to return securities received as collateral, at fair value	36.6		0.0		0.0	0.0	36.6
Total	42.6		20.7		4.1	9.1	76.5
4Q20 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.0		0.0		0.1	0.0	4.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.0		12.1		6.3	4.2	82.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 263 days as of the end of 3Q21. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q21 and 4Q20.

Consolidated VIEs in which the Group was the primary beneficiary
		Financial intermediation
end of	CP Conduit	Securi- tizations	Funds	Loans	Other		Total
3Q21 (CHF million)
Cash and due from banks	0	46	32	25	17		120
Trading assets	0	1,141	53	762	6		1,962
Other investments	0	0	97	839	208		1,144
Net loans	704	0	62	23	34		823
Other assets	18	679	27	118	791		1,633
of which loans held-for-sale	0	215	23	0	0		238
of which premises and equipment	0	0	0	29	0		29
Total assets of consolidated VIEs	722	1,866	271	1,767	1,056		5,682
Customer deposits	0	0	0	0	1		1
Trading liabilities	0	0	0	9	0		9
Short-term borrowings	3,383	0	0	0	1,742	[1]	5,125
Long-term debt	93	1,400	0	3	44		1,540
Other liabilities	72	1	17	66	103		259
Total liabilities of consolidated VIEs	3,548	1,401	17	78	1,890		6,934
4Q20 (CHF million)
Cash and due from banks	0	23	22	37	8		90
Trading assets	0	1,255	50	840	19		2,164
Other investments	0	0	129	920	202		1,251
Net loans	653	0	51	29	167		900
Other assets	21	979	15	82	779		1,876
of which loans held-for-sale	0	462	10	0	0		472
of which premises and equipment	0	0	0	30	4		34
Total assets of consolidated VIEs	674	2,257	267	1,908	1,175		6,281
Customer deposits	0	0	0	0	1		1
Trading liabilities	0	0	0	10	0		10
Short-term borrowings	4,178	0	0	0	0		4,178
Long-term debt	0	1,701	0	10	35		1,746
Other liabilities	53	1	3	73	78		208
Total liabilities of consolidated VIEs	4,231	1,702	3	93	114		6,143
1
Reflects the Group’s mandatory convertible notes outstanding as of the end of 3Q21, net of unamortized fees; these notes were issued by Credit Suisse Group (Guernsey) VII Limited, a consolidated VIE of the Group.

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for further information on non-consolidated VIEs.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
3Q21 (CHF million)
Trading assets	278	0		4,637	935	24	7,698	13,572
Net loans	570	648		779	2,262	8,931	1,528	14,718
Other assets	4	0		71	107	32	597	811
Total variable interest assets	852	648		5,487	3,304	8,987	9,823	29,101
Maximum exposure to loss	1,081	5,792		7,734	3,304	13,300	11,099	42,310
Total assets of non-consolidated VIEs	12,522	13,226		158,731	136,834	37,215	29,618	388,146
4Q20 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	119	0	344	468
Total variable interest assets	609	371		5,237	3,199	7,055	9,900	26,371
Maximum exposure to loss	852	5,538		7,329	3,199	11,235	10,226	38,379
Total assets of non-consolidated VIEs	8,553	11,148		127,785	89,686	26,186	33,140	296,498
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd.
31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	111	0	–		–		111
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,357	0	–		–		81,357
Securities received as collateral	32,067	4,506	76	–		–		36,649
Trading assets	61,237	158,687	5,472	(101,392)		816		124,820
of which debt securities	12,260	47,050	1,763	–		76		61,149
of which foreign governments	12,044	11,907	37	–		–		23,988
of which corporates	85	10,427	938	–		76		11,526
of which RMBS	0	21,736	541	–		–		22,277
of which equity securities	36,160	1,603	254	–		740		38,757
of which derivatives	11,497	108,827	2,459	(101,392)		–		21,391
of which interest rate products	2,283	51,630	649	–		–		–
of which foreign exchange products	243	20,789	166	–		–		–
of which equity/index-related products	8,927	30,934	241	–		–		–
of which other derivatives	0	97	1,007	–		–		–
of which other trading assets	1,320	1,207	996	–		–		3,523
Investment securities	38	836	0	–		–		874
Other investments	14	10	3,850	–		464		4,338
of which other equity investments	14	10	2,988	–		377		3,389
of which life finance instruments	0	0	839	–		–		839
Loans	0	7,590	2,662	–		–		10,252
of which commercial and industrial loans	0	1,602	1,347	–		–		2,949
of which financial institutions	0	3,711	562	–		–		4,273
Other intangible assets (mortgage servicing rights)	0	0	179	–		–		179
Other assets	3,620	9,594	1,143	(437)		–		13,920
of which loans held-for-sale	0	6,005	989	–		–		6,994
of which other	3,538	1,338	12	–		–		4,888
Total assets at fair value	96,976	262,691	13,382	(101,829)		1,280		272,500
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	668	0	–		–		668
Customer deposits	0	3,353	408	–		–		3,761
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,809	0	–		–		14,809
Obligation to return securities received as collateral	32,067	4,506	76	–		–		36,649
Trading liabilities	28,292	109,403	3,030	(107,488)		1		33,238
of which debt securities	4,084	5,012	6	–		–		9,102
of which foreign governments	4,018	1,005	0	–		–		5,023
of which equity securities	11,447	192	185	–		1		11,825
of which derivatives	12,761	104,199	2,839	(107,488)		–		12,311
of which interest rate products	2,286	47,490	50	–		–		–
of which foreign exchange products	273	21,718	59	–		–		–
of which equity/index-related products	10,180	28,199	1,715	–		–		–
Short-term borrowings	0	9,040	872	–		–		9,912
Long-term debt	0	61,380	10,110	–		–		71,490
of which structured notes over one year and up to two years	0	12,895	1,063	–		–		13,958
of which structured notes over two years	0	24,215	6,735	–		–		30,950
of which other debt instruments over two years	0	3,172	1,899	–		–		5,071
of which high-trigger instruments	0	11,081	0	–		–		11,081
Other liabilities	365	7,586	527	(281)		–		8,197
Total liabilities at fair value	60,724	210,745	15,023	(107,769)		1		178,724
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	525	0	–		–		525
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	57,994	0	–		–		57,994
Securities received as collateral	44,074	6,598	101	–		–		50,773
Trading assets	87,710	181,166	7,535	(119,731)		658		157,338
of which debt securities	16,321	45,766	2,253	–		55		64,395
of which foreign governments	15,908	11,909	140	–		–		27,957
of which corporates	353	9,799	1,270	–		55		11,477
of which RMBS	0	20,882	557	–		–		21,439
of which equity securities	60,044	2,466	124	–		603		63,237
of which derivatives	9,297	132,054	3,911	(119,731)		–		25,531
of which interest rate products	3,036	71,043	733	–		–		–
of which foreign exchange products	42	24,259	143	–		–		–
of which equity/index-related products	6,150	31,945	1,186	–		–		–
of which other derivatives	22	110	1,079	–		–		–
of which other trading assets	2,048	880	1,247	–		–		4,175
Investment securities	2	605	0	–		–		607
Other investments	13	6	3,054	–		721		3,794
of which other equity investments	13	6	2,132	–		608		2,759
of which life finance instruments	0	0	920	–		–		920
Loans	0	7,739	3,669	–		–		11,408
of which commercial and industrial loans	0	2,187	1,347	–		–		3,534
of which financial institutions	0	3,506	1,082	–		–		4,588
Other intangible assets (mortgage servicing rights)	0	0	180	–		–		180
Other assets	137	7,315	1,825	(904)		–		8,373
of which failed purchases	109	1,229	51	–		–		1,389
of which loans held-for-sale	0	4,870	1,576	–		–		6,446
Total assets at fair value	131,936	261,948	16,364	(120,635)		1,379		290,992
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	413	0	–		–		413
Customer deposits	0	3,895	448	–		–		4,343
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,594	0	–		–		13,594
Obligation to return securities received as collateral	44,074	6,598	101	–		–		50,773
Trading liabilities	33,544	137,947	4,246	(129,867)		1		45,871
of which equity securities	20,527	111	55	–		1		20,694
of which derivatives	10,536	132,885	4,191	(129,867)		–		17,745
of which interest rate products	3,264	68,159	169	–		–		–
of which foreign exchange products	51	28,819	72	–		–		–
of which equity/index-related products	7,149	30,612	2,010	–		–		–
of which credit derivatives	0	4,663	1,335	–		–		–
Short-term borrowings	0	10,039	701	–		–		10,740
Long-term debt	0	63,708	7,268	–		–		70,976
of which structured notes over one year and up to two years	0	11,787	1,133	–		–		12,920
of which structured notes over two years	0	28,330	5,526	–		–		33,856
of which high-trigger instruments	0	10,586	0	–		–		10,586
Other liabilities	0	6,678	1,271	(169)		–		7,780
Total liabilities at fair value	77,618	242,872	14,035	(130,036)		1		204,490
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	73	(103)	0	0	0	0	0	0	0	0	5	76	0
Trading assets	7,535	908	(2,359)	3,579	(4,080)	653	(1,286)	99	28	0	0	0	0	395	5,472	118
of which debt securities	2,253	518	(971)	2,606	(2,905)	0	0	(1)	114	0	0	0	0	149	1,763	131
of which corporates	1,270	229	(245)	1,873	(2,350)	0	0	3	70	0	0	0	0	88	938	152
of which derivatives	3,911	250	(1,312)	0	0	653	(1,182)	67	(98)	0	0	0	0	170	2,459	115
of which other derivatives	1,079	1	0	0	0	233	(244)	(1)	(123)	0	0	0	0	62	1,007	(108)
of which other trading assets	1,247	35	(59)	840	(1,089)	0	(104)	14	44	0	0	0	0	68	996	(77)
Other investments	3,054	100	(753)	1,465	(551)	0	0	0	78	0	330	0	0	127	3,850	190
of which other equity investments	2,132	66	(753)	1,439	(384)	0	0	0	84	0	329	0	0	75	2,988	161
of which life finance instruments	920	0	0	25	(152)	0	0	0	(6)	0	0	0	0	52	839	27
Loans	3,669	216	(618)	360	(73)	203	(1,317)	7	36	0	0	0	0	179	2,662	(42)
of which commercial and industrial loans	1,347	216	(25)	10	(31)	159	(456)	14	51	0	0	0	0	62	1,347	45
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(33)	0	0	10	179	(33)
Other assets	1,825	345	(631)	3,053	(2,828)	110	(801)	22	(40)	0	0	0	0	88	1,143	(111)
of which loans held-for-sale	1,576	332	(585)	3,020	(2,783)	110	(799)	21	23	0	0	0	0	74	989	(78)
Total assets at fair value	16,364	1,569	(4,361)	8,552	(7,635)	966	(3,404)	128	102	0	297	0	0	804	13,382	122
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(12)	0	0	0	(17)	(11)	408	(29)
Obligation to return securities received as collateral	101	0	0	73	(103)	0	0	0	0	0	0	0	0	5	76	0
Trading liabilities	4,246	1,026	(2,200)	93	(39)	896	(1,275)	165	(129)	0	0	0	0	247	3,030	503
of which derivatives	4,191	864	(2,199)	68	(14)	896	(1,275)	165	(103)	0	0	0	0	246	2,839	508
of which equity/index-related derivatives	2,010	608	(1,213)	0	0	480	(565)	163	109	0	0	0	0	123	1,715	513
Short-term borrowings	701	216	(383)	0	0	1,341	(1,124)	(19)	93	0	0	0	0	47	872	64
Long-term debt	7,268	3,505	(4,064)	0	0	8,275	(5,068)	(25)	(238)	0	(5)	(4)	(52)	518	10,110	14
of which structured notes over one year and up to two years	1,133	1,379	(1,628)	0	0	1,476	(1,412)	(2)	46	0	0	(1)	(1)	73	1,063	12
of which structured notes over two years	5,526	2,102	(2,409)	0	0	5,106	(3,521)	(22)	(368)	0	0	(3)	(49)	373	6,735	(296)
of which other debt instruments over two years	165	0	(1)	0	0	1,611	(23)	0	94	0	0	0	0	53	1,899	317
Other liabilities	1,271	22	(562)	33	(73)	88	(464)	5	(19)	115	53	0	0	58	527	0
Total liabilities at fair value	14,035	4,769	(7,209)	199	(215)	10,600	(7,931)	126	(305)	115	48	(4)	(69)	864	15,023	552
Net assets/(liabilities) at fair value	2,329	(3,200)	2,848	8,353	(7,420)	(9,634)	4,527	2	407	(115)	249	4	69	(60)	(1,641)	(430)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 9M21, changes in net unrealized gains/(losses) of CHF (633) million and CHF 162 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 41 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	170	(15)	0	0	0	0	0	0	0	0	(5)	151	0
Trading assets	7,885	2,817	(2,622)	5,364	(5,978)	1,560	(2,350)	169	1,185	0	0	0	0	(548)	7,482	1,006
of which debt securities	1,923	1,861	(1,519)	3,161	(2,832)	0	0	(16)	91	0	0	0	0	(216)	2,453	89
of which corporates	1,128	681	(597)	2,200	(1,920)	0	0	5	244	0	0	0	0	(136)	1,605	142
of which derivatives	3,534	783	(847)	0	0	1,560	(2,305)	113	1,072	0	0	0	0	(243)	3,667	991
of which equity/index-related products	1,040	234	(386)	0	0	426	(654)	36	422	0	0	0	0	(115)	1,003	486
of which credit derivatives	879	428	(359)	0	0	761	(1,327)	111	291	0	0	0	0	(39)	745	162
of which other derivatives	909	0	(1)	0	0	229	(243)	(1)	205	0	0	0	0	(49)	1,049	215
of which other trading assets	2,231	110	(229)	2,150	(3,110)	0	(45)	72	114	0	0	0	0	(80)	1,213	(27)
Other investments	2,523	2	0	429	(158)	0	0	0	122	0	17	0	0	(67)	2,868	124
of which other equity investments	1,463	1	0	404	(20)	0	0	0	15	0	18	0	0	(15)	1,866	25
of which life finance instruments	1,052	0	0	25	(138)	0	0	0	107	0	0	0	0	(52)	994	99
Loans [2]	3,835	1,157	(387)	184	(490)	943	(971)	40	(343)	0	(1)	0	0	(187)	3,780	(286)
of which commercial and industrial loans [2]	1,401	400	(133)	48	(290)	573	(289)	5	(136)	0	(1)	0	0	(79)	1,499	(206)
of which financial institutions	1,201	243	(114)	0	(31)	308	(394)	13	(92)	0	0	0	0	(58)	1,076	(65)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(38)	0	0	(11)	195	(38)
Other assets	1,846	1,461	(432)	3,154	(3,163)	350	(677)	(22)	(34)	0	0	0	0	(197)	2,286	(63)
of which loans held-for-sale	1,619	1,401	(389)	3,119	(3,158)	350	(677)	(45)	(34)	0	0	0	0	(187)	1,999	(124)
Total assets at fair value	16,334	5,437	(3,441)	9,301	(9,804)	2,853	(3,998)	187	930	0	(22)	0	0	(1,015)	16,762	743
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(26)	0	28	0	0	0	(15)	(28)	433	17
Obligation to return securities received as collateral	1	0	0	170	(15)	0	0	0	0	0	0	0	0	(5)	151	0
Trading liabilities	3,854	606	(1,293)	428	(307)	1,855	(2,096)	199	490	0	0	0	0	(223)	3,513	950
of which derivatives	3,801	588	(1,291)	148	(5)	1,855	(2,096)	199	479	0	0	0	0	(222)	3,456	947
of which equity/index-related derivatives	1,921	146	(761)	0	0	717	(510)	98	5	0	0	0	0	(122)	1,494	530
of which credit derivatives	1,211	393	(466)	0	0	949	(1,278)	105	317	0	0	0	0	(62)	1,169	236
Short-term borrowings	997	33	(223)	0	0	816	(750)	(1)	(99)	0	0	0	0	(75)	698	6
Long-term debt	12,610	2,149	(6,085)	0	0	4,952	(4,420)	461	(1,084)	0	0	91	(118)	(662)	7,894	(40)
of which structured notes over one year and up to two years	891	197	(435)	0	0	809	(534)	27	(82)	0	0	1	4	(51)	827	(13)
of which structured notes over two years	11,458	1,004	(5,311)	0	0	4,088	(3,780)	438	(1,006)	0	0	90	(128)	(600)	6,253	(32)
Other liabilities	1,385	165	(159)	239	(248)	95	(361)	(31)	(51)	0	203	0	0	(62)	1,175	47
Total liabilities at fair value	19,321	2,953	(7,760)	837	(570)	7,718	(7,653)	628	(716)	0	203	91	(133)	(1,055)	13,864	980
Net assets/(liabilities) at fair value	(2,987)	2,484	4,319	8,464	(9,234)	(4,865)	3,655	(441)	1,646	0	(225)	(91)	133	40	2,898	(237)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 9M20, changes in net unrealized gains/(losses) of CHF (250) million and CHF 26 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (13) million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.

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Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 9M21 were CHF 1,569 million, primarily from trading assets, loans held-for-sale and loans. These transfers were primarily in the credit, global trading solutions and securitized products businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M21 were CHF 4,361 million, primarily in trading assets, other investments and loans. These transfers were mainly related to global trading solutions and securitized products businesses, due to improved observability of pricing data and increased availability of pricing information from external providers, and the Group’s equity investment in Allfunds Group, following its IPO.
Transfers into level 3 assets during 3Q21 were CHF 786 million, primarily from trading assets, loans and loans held-for-sale. These transfers were primarily in the securitized products, credit and global trading solutions businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q21 were CHF 989 million, primarily in trading assets and loans held-for-sale. These transfers were mainly related to the global trading solutions, securitized products and credit businesses, due to improved observability of pricing data and increased availability of pricing information from external providers.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, correlation, dividend yield, funding spread, mean reversion, mortality rate, price, recovery rate, volatility or unadjusted NAV, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), prepayment rate or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, fund gap risk, gap risk, market implied life expectancy, mortality rate or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, discount rate, dividend yield, mean reversion, prepayment rate, recovery rate, unadjusted NAV or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 3Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	5,472
of which debt securities	1,763
of which corporates	938
of which	318	Discounted cash flow	Credit spread, in bp		35	966	989
			Price, in %		0	100	0
of which	28	Market comparable	Price, in %		0	100	23
of which	482	Option model	Buyback probability, in %		50	100	75
			Correlation, in %		(50)	100	68
			Credit spread, in bp		0	113	0
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	122	15
of which	60	Price	Price, in %		32	117	90
of which	9	Vendor price	Price, in actuals		0	196	140
of which derivatives	2,459
of which other derivatives	1,007	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		72	137	99
of which other trading assets	996
of which	701	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	185	Market comparable	Price, in %		0	128	31
of which	110	Option model	Mortality rate, in %		0	70	6
Other investments	3,850
of which other equity investments	2,988
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	1,938	Price	Price, in actuals		1	1,258	52
of which life finance instruments	839	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	2,662
of which commercial and industrial loans	1,347
of which	824	Discounted cash flow	Credit spread, in bp		180	2,285	624
of which	428	Price	Price, in %		0	100	76
of which financial institutions	562
of which	429	Discounted cash flow	Credit spread, in bp		0	2,178	757
of which	126	Price	Price, in %		10	71	32
Other assets	1,143
of which loans held-for-sale	989
of which	478	Discounted cash flow	Credit spread, in bp		100	545	276
of which	473	Market comparable	Price, in %		0	200	53
of which	17	Price	Price, in %		0	75	49
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 4Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,535
of which debt securities	2,253
of which corporates	1,270
of which	386	Discounted cash flow	Credit spread, in bp		(9)	1,509	1,007
of which	321	Market comparable	Price, in %		0	227	95
of which	416	Option model	Correlation, in %		(50)	100	55
			Gap risk, in %	[2]	0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	158	23
of which	71	Vendor price	Price, in actuals		0	2,292	1,654
			Unadjusted NAV, in actuals		1	1	1
of which derivatives	3,911
of which equity/index-related products	1,186	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	58
			Gap risk, in %	[2]	0	4	0
			Volatility, in %		(2)	158	24
of which other derivatives	1,079	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,247
of which	766	Discounted cash flow	Market implied life expectancy, in years		3	14	7
Other investments	3,054
of which other equity investments	2,132
of which	840	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	118	Market comparable	Price, in %		100	100	100
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	110	Vendor price	Price, in actuals		1	1,249	713
of which life finance instruments	920	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	3,669
of which commercial and industrial loans	1,347
of which	908	Discounted cash flow	Credit spread, in bp		237	1,480	554
			Recovery rate, in %		25	25	25
of which	338	Market comparable	Price, in %		0	100	70
	72	Option model	Pre-IPO intrinsic option, in actuals		100	100	100
of which financial institutions	1,082
of which	674	Discounted cash flow	Credit spread, in bp		192	1,698	612
			Recovery rate, in %		25	40	25
of which	190	Market comparable	Price, in %		0	100	54
Other assets	1,825
of which loans held-for-sale	1,576
of which	296	Discounted cash flow	Credit spread, in bp		246	506	343
			Recovery rate, in %		1	40	34
of which	1,277	Market comparable	Price, in %		0	111	71
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 3Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	3,030
of which derivatives	2,839
of which equity/index-related derivatives	1,715
of which	1,617	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	68
			Dividend yield, in %		0	8	4
			Unadjusted NAV, in actuals		103	533	484
			Volatility, in %		(1)	122	15
of which	61	Price	Price, in actuals		0	1,470	1
Short-term borrowings	872
of which	71	Discounted cash flow	Credit spread, in bp		99	1,026	503
of which	695	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	71
			Fund gap risk, in %	[3]	0	3	1
			Volatility, in %		0	122	14
of which	10	Price	Price, in %		48	48	48
Long-term debt	10,110
of which structured notes over one year and up to two years	1,063
of which	17	Discounted cash flow	Credit spread, in bp		65	65	65
of which	1,046	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	69
			Credit spread, in bp		0	113	95
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	4	2
			Unadjusted NAV, in actuals		103	533	484
			Volatility, in %		0	122	14
of which structured notes over two years	6,735
of which	362	Discounted cash flow	Credit spread, in bp		7	357	76
of which	6,348	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(50)	100	68
			Credit spread, in bp		0	113	95
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		103	533	484
			Volatility, in %		0	122	11
of which	12	Price	Price, in %		4	26	20
of which other debt instruments over two years	1,899
of which	415	Option model	Buyback probability, in %	[3]	50	100	75
			Correlation, in %		16	30	25
of which	1,483	Price	Price, in actuals		9	36	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	4,246
of which derivatives	4,191
of which equity/index-related derivatives	2,010	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	58
			Volatility, in %		(2)	158	27
of which credit derivatives	1,335
of which	738	Discounted cash flow	Correlation, in %		37	45	44
			Credit spread, in bp		0	1,468	391
			Default rate, in %		0	7	3
			Discount rate, in %		6	19	14
			Funding spread, in bp		55	183	120
			Loss severity, in %		0	100	68
			Prepayment rate, in %		0	9	7
			Recovery rate, in %		12	81	38
of which	520	Market comparable	Price, in %		84	116	99
of which	12	Option model	Correlation, in %		49	50	50
			Credit spread, in bp		13	865	250
Short-term borrowings	701
of which	58	Discounted cash flow	Credit spread, in bp		(4)	992	722
			Recovery rate, in %		35	40	39
of which	508	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	56
			Fund gap risk, in %	[3]	0	2	0
			Volatility, in %		3	158	30
Long-term debt	7,268
of which structured notes over one year and up to two years	1,133
of which	48	Discounted cash flow	Credit spread, in bp		35	189	52
			Recovery rate, in %		25	25	25
of which	1,051	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Fund gap risk, in %	[3]	0	2	0
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		0	158	24
of which structured notes over two years	5,526
of which	1,380	Discounted cash flow	Credit spread, in bp		(14)	481	58
			Recovery rate, in %		23	40	38
of which	9	Market comparable	Price, in %		27	46	27
of which	3,961	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Gap risk, in %	[3]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(5)
			Volatility, in %		0	158	21
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	3Q21			4Q20
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	81,357	81,263	94	57,994	57,895	99
Loans	10,252	11,061	(809)	11,408	12,079	(671)
Other assets [1]	8,228	11,152	(2,924)	7,834	10,090	(2,256)
Due to banks and customer deposits	(753)	(699)	(54)	(578)	(489)	(89)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,809)	(14,808)	(1)	(13,594)	(13,578)	(16)
Short-term borrowings	(9,912)	(10,136)	224	(10,740)	(10,632)	(108)
Long-term debt [2]	(71,490)	(74,558)	3,068	(70,976)	(73,842)	2,866
Other liabilities	(1,150)	(2,195)	1,045	(616)	(1,569)	953

Non-performing and non-interest-earning loans [3]	741	3,371	(2,630)	543	3,364	(2,821)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.

Gains and losses on financial instruments
	9M21		9M20
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	21	[1]	6	[1]
of which related to credit risk	4		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	479	[1]	974	[1]
Other investments	312	[2]	202	[3]
of which related to credit risk	2		0
Loans	327	[1]	44	[3]
of which related to credit risk	(9)		(457)
Other assets	528	[1]	434	[1]
of which related to credit risk	195		(53)
Due to banks and customer deposits	(17)	[3]	(33)	[3]
of which related to credit risk	(1)		0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(29)	[1]	(82)	[1]
Short-term borrowings	(143)	[3]	(188)	[3]
of which related to credit risk	1		0
Long-term debt	(2,906)	[3]	301	[3]
of which related to credit risk	0		17
Other liabilities	149	[3]	(29)	[3]
of which related to credit risk	52		(60)
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	3Q21	Cumulative	3Q20		3Q21	3Q20
Financial instruments (CHF million)
Customer deposits	4	(59)	(8)		0	0
Short-term borrowings	(7)	(65)	3		0	1
Long-term debt	234	(2,225)	(664)		16	27
of which treasury debt over two years	118	(1,004)	(466)		0	0
of which structured notes over two years	122	(1,123)	(160)		16	27
Total	231	(2,349)	(669)		16	28
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,219	0	26,220	0	26,220
Loans	282,689	0	277,404	13,970	291,374
Other financial assets [1]	167,640	150,515	16,889	256	167,660
Financial liabilities
Due to banks and customer deposits	417,170	243,365	173,829	0	417,194
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	8,548	0	8,548	0	8,548
Short-term borrowings	10,179	0	10,179	0	10,179
Long-term debt	103,830	0	104,254	2,484	106,738
Other financial liabilities [2]	13,983	0	13,545	444	13,989
4Q20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,139	0	21,139	0	21,139
Loans	277,137	0	272,660	14,534	287,194
Other financial assets [1]	155,266	138,672	16,315	303	155,290
Financial liabilities
Due to banks and customer deposits	402,589	234,700	167,924	0	402,624
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,256	0	10,256	0	10,256
Short-term borrowings	10,128	0	10,128	0	10,128
Long-term debt	90,111	0	90,897	2,317	93,214
Other financial liabilities [2]	16,012	0	15,567	412	15,979
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q21	4Q20
CHF million
Total assets pledged or assigned as collateral	115,816	144,355
of which encumbered	53,888	82,950	[1]
1 Prior period has been corrected.
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q21	4Q20	[1]
CHF million
Fair value of collateral received with the right to sell or repledge	388,165	414,268
of which sold or repledged	190,948	215,601
1 Prior period has been corrected.

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. This review includes consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 40 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.4 billion.
In 3Q21, the Group recorded net litigation provisions of CHF 568 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
Government and regulatory related matters
NJAG litigation
On September 8, 2021, in the civil action filed against Credit Suisse Securities (USA) LLC (CSS LLC) and affiliated entities in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ) by the New Jersey Attorney General, on behalf of the State of New Jersey, the SCNJ scheduled trial in the action to begin in September 2022.
Rates-related matters
Civil litigation
USD LIBOR litigation
On September 21, 2021, in the non-stayed putative class action brought in the multi-district litigation in the US District Court for the Southern District of New York (SDNY) by holders of bonds tied to LIBOR, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.
USD ICE LIBOR litigation
On September 30, 2021, in the civil action brought in the US District Court for the Northern District of California alleging that members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, manipulated ICE LIBOR to profit from variable interest loans and credit cards, defendants filed motions to dismiss.
Foreign exchange litigation
On August 6, 2021, in the putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading, plaintiffs voluntarily dismissed the lawsuit.
In the class actions proceeding in Canada, the courts in Ontario and Quebec entered orders on September 23, 2021 and October 20, 2021, respectively, granting final approval to Credit Suisse’s settlement agreement with the plaintiffs for CAD 5.56 million.
Treasury markets litigation
On August 4, 2021, in the consolidated putative class action relating to the US treasury markets, defendants filed a motion to dismiss.
SSA bonds litigation
On August 2, 2021, in the consolidated class action litigation brought in the SDNY relating to supranational, sub-sovereign and agency (SSA) bonds, the plaintiffs filed a petition for rehearing en banc and panel rehearing, which the United States Circuit Court of Appeals for the Second Circuit denied on September 2, 2021.
OTC trading cases
On October 1, 2021, in a consolidated civil litigation brought in the SDNY against certain Credit Suisse AG affiliates, as well as other financial institutions, by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants’ motion to dismiss. On October 25, 2021, plaintiffs filed a notice of appeal.
On October 5, 2021, in the putative class action brought against certain Credit Suisse AG affiliates, as well as other financial institutions, alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, plaintiffs filed their reply to defendants’ opposition to their motion for class certification.
On October 25, 2021, in the putative class action filed in the SDNY against CSS LLC and other financial institutions, alleging a conspiracy among financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds, the SDNY granted defendants’ motion to dismiss.
Customer account matters
In the civil lawsuits brought against two Credit Suisse affiliates, trial has been scheduled to begin in the Supreme Court of Bermuda in November 2021 and in the Singapore International Commercial Court in September 2022.
Mozambique matter
On October 19, 2021, Credit Suisse reached settlements with the United States Department of Justice (DOJ), the United States Securities Exchange Commission (SEC), the United Kingdom Financial Conduct Authority (FCA) and the Swiss Financial Market Supervisory Authority FINMA (FINMA) to resolve inquiries by these agencies related to certain Credit Suisse entities’ arrangement of loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016.
Credit Suisse Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG with conspiracy to commit wire fraud and consented to the entry of a Cease and Desist Order by the SEC. Under the terms of the DPA, Credit Suisse Group AG will continue its compliance enhancement and remediation efforts, report to the DOJ on those efforts for three years and undertake additional measures as outlined in the DPA. Credit Suisse also agreed to pay a net penalty to the DOJ of approximately USD 175.5 million. If Credit Suisse Group AG adheres to the DPA’s conditions, the charges will be dismissed at the end of the DPA’s three-year term. In addition, Credit Suisse Securities Europe Limited (CSSEL) has

pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL will be bound by the same compliance, remediation and reporting obligations as Credit Suisse Group AG under the DPA. Under the terms of the SEC Cease and Desist Order, Credit Suisse will pay a civil penalty of USD 65 million and approximately USD 34 million in disgorgement and pre-judgment interest in connection with violations of the US Securities Exchange Act of 1934 (Exchange Act) and the US Securities Act of 1933 (Securities Act) anti-fraud provisions (Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Sections 17(a)(1), (2) and (3)) as well as the Exchange Act internal accounting controls and books and records provisions (Sections 13(b)(2)(A) and 13(b)(2)(B)). The total monetary sanctions to be paid to the DOJ and SEC, taking into account various credits and offsets, are approximately USD 275 million. Under the terms of the resolution with the DOJ, Credit Suisse will also be required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique. Investor eligibility and restitution amounts will be determined by the US District Court for the Eastern District of New York at a date currently expected to be in March 2022.
In the resolution with the FCA, CSSEL, Credit Suisse International, and Credit Suisse AG, London Branch agreed that, in respect of these transactions with Mozambique, its UK operations had failed to conduct business with due skill, care and diligence and to take reasonable care to organize and control its affairs responsibly and effectively, with adequate risk management systems. Credit Suisse will pay a penalty of approximately USD 200 million and has also agreed with the FCA to forgive USD 200 million of debt owed to Credit Suisse by Mozambique.
FINMA also entered a decree announcing the conclusion of its enforcement proceeding and finding that Credit Suisse AG and Credit Suisse (Schweiz) AG violated the duty to file a suspicious activity report in Switzerland, and Credit Suisse Group AG did not adequately manage and address the risks arising from specific sovereign lending and related securities transactions. It has ordered the bank to remediate all deficiencies identified by June 30, 2022 and will appoint an independent third party to review the implementation and effectiveness of these measures. FINMA will also arrange for certain existing transactions to be reviewed by an independent third party on the basis of specific risk criteria, and will require enhanced disclosure of certain sovereign transactions until all remedial measures have been satisfactorily implemented.
SCFF matter
In relation to the SCFF matter, civil actions have been filed by fund investors against Credit Suisse. As this matter develops, we may become subject to additional litigation and regulatory inquiries, investigations and actions.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
Board	Board of Directors
BoE	Bank of England
bp	Basis point
C
CDO	Collateralized debt obligation
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSAM	Credit Suisse Asset Management (Schweiz) AG
D
DOJ	US Department of Justice
E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ESG	Environmental, Social and Governance
EU	European Union
F
FASB	Financial Accounting Standards Board
FCA	UK Financial Conduct Authority
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
G-SIB	Global systemically important bank
GTS	Global Trading Solutions
H
HNW	High-net-worth
HQLA	High-quality liquid assets
I
IBOR	Interbank Offered Rate
ICE	Intercontinental Currency Exchange
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IT	Information technology
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NOL	Net operating losses
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCFF	Supply chain finance fund
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
SSA	Supranational, sub-sovereign and agency
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
York	York Capital Management
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of				Average in			Average in
	3Q21	2Q21	4Q20	3Q20	3Q21	2Q21	3Q20	9M21	9M20
1 USD / CHF	0.93	0.93	0.88	0.92	0.92	0.91	0.92	0.91	0.95
1 EUR / CHF	1.08	1.10	1.08	1.08	1.08	1.10	1.08	1.09	1.07
1 GBP / CHF	1.26	1.28	1.20	1.19	1.26	1.28	1.19	1.26	1.21
100 JPY / CHF	0.84	0.84	0.85	0.87	0.83	0.83	0.86	0.84	0.88
Share data
in / end of	9M21		2020		2019		2018
Share price (common shares, CHF)
Average	10.37		9.96		12.11		15.17
Minimum	8.72		6.42		10.59		10.45
Maximum	13.24		13.27		13.54		18.61
End of period	9.294		11.40		13.105		10.80
Share price (American Depositary Shares, USD)
Average	11.37		10.55		12.15		15.50
Minimum	9.40		6.48		10.74		10.42
Maximum	14.55		13.61		13.63		19.98
End of period	9.86		12.80		13.45		10.86
Market capitalization (CHF million)
Market capitalization	24,403	[1]	27,904		32,451		27,605
Dividend per share (CHF)
Dividend per share	–		0.10	[2]	0.2776	[2]	0.2625	[3]
1 Excludes shares held as part of the share repurchase programs.
2 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.
3 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of November 3, 2021	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Stable
Standard & Poor's	–	BBB+	Negative
Fitch Ratings	F2	A-	Negative
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A+	Negative
Fitch Ratings	F1	A	Negative

Financial calendar and contacts
Financial calendar
Fourth quarter results 2021	Thursday, February 10, 2022
Annual Report 2021	Thursday, March 10, 2022
First quarter results 2022	Tuesday, April 26, 2022
Annual General Meeting 2022	Friday, April 29, 2022

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news
Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite

Our 2020 annual publication suite consisting of Annual Report and Sustainability Report is available on our website credit-suisse.com/annualreporting.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520144 English / 229006E